Exhibit 4.1

CREDIT AGREEMENT

by and among

STORM CAT ENERGY (USA) CORPORATION

as Borrower,

THE LENDERS THAT ARE SIGNATORIES HERETO

as the Lenders,

and

WELLS FARGO FOOTHILL, LLC

as Agent

Dated as of December 27, 2007

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this “Agreement”), is entered into as of December 27, 2007, by and among the lenders identified on the signature pages hereof (such lenders, together with their respective successors and permitted assigns, are referred to hereinafter each individually as a “Lender” and collectively as the “Lenders”), WELLS FARGO FOOTHILL, LLC, a Delaware limited liability company, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”), and STORM CAT ENERGY (USA) CORPORATION, a Colorado corporation (“Borrower”).

The parties agree as follows:

1.  DEFINITIONS AND CONSTRUCTION

1.1  Definitions. Capitalized terms used in this Agreement shall have the meanings specified therefor on Schedule 1.1.

1.2  Accounting Terms.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.  When used herein, the term “financial statements” shall include the notes and schedules thereto.  Whenever the term “Borrower” is used in respect of a financial covenant or a related definition, it shall be understood to mean Borrower and its Subsidiaries on a consolidated basis, unless the context clearly requires otherwise.

1.3  Code.  Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein; provided, however, that to the extent that the Code is used to define any term herein and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern.

1.4  Construction.  Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and  “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”  The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be.  Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified.  Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein).  Any reference herein or in any other Loan Document to the satisfaction or repayment in full of the Obligations shall mean the repayment in full in cash (or, in the case of Letters of Credit or Bank Products, the cash collateralization or support by a standby letter of credit in accordance with the terms hereof) of all Obligations other than unasserted contingent indemnification Obligations and other than any Bank Product Obligations that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding and that are not required by the provisions of this Agreement to be repaid or cash collateralized.  Any reference herein to any Person shall be construed to include such Person’s successors and assigns.  Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation and warranty as to the accuracy and completeness of the information contained therein.

1.5  Schedules and Exhibits.  All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

2.  LOAN AND TERMS OF PAYMENT.

2.1  Revolver Advances.

(a)  Subject to the terms and conditions of this Agreement, and during the term of this Agreement, each Lender with a Revolver Commitment agrees (severally, not jointly or jointly and severally) to make advances (“Advances”) to Borrower in an amount at any one time outstanding not to exceed such Lender’s Pro Rata Share of an amount equal to the lesser of (i) the Maximum Revolver Amount less the Letter of Credit Usage at such time less the sum of (x) the Bank Product Reserve and (y) the aggregate amount of reserves, if any, established by Agent under Section 2.1(b), and (ii) the Borrowing Base at such time less the Letter of Credit Usage at such time, it being understood that, pursuant to Section 2.1(c) below, the initial borrowing amount in respect of Revolver Usage shall be Twenty-Five Million Dollars ($25,000,000).

(b)  Anything to the contrary in this Section 2.1 notwithstanding, Agent shall have the right to establish reserves against the then-existing Borrowing Base or the Maximum Revolver Amount in such amounts, and with respect to such matters, as Agent in its Permitted Discretion shall determine to be necessary or appropriate, including reserves with respect to (i) sums that Borrower or its Subsidiaries are required to pay under any Section of this Agreement or any other Loan Document (such as taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and has failed to pay, and (ii) amounts owing by Borrower or its Subsidiaries to any Person to the extent secured by a Lien on, or trust over, any of the Collateral (including proceeds thereof or collections from the sale of Hydrocarbons which may from time to time come into the possession of Lenders or their agent(s)) (other than a Permitted Lien), which Lien or trust, in the Permitted Discretion of Agent likely would have a priority superior to Agent’s Liens (such as Liens or trusts in favor of landlords, warehousemen, carriers, mechanics, materialmen, laborers, or suppliers, or Liens or trusts for ad valorem, excise, sales, or other taxes where given priority under applicable law) in and to such item of the Collateral.

(c)  For the period from and including the Closing Date to but excluding the first Redetermination Date, the amount of the Borrowing Base shall be Twenty-Five Million Dollars ($25,000,000), subject to adjustment as provided in Section 2.1(b).  Notwithstanding the foregoing, the Borrowing Base may be subject to further adjustments from time to time pursuant to Section 5.21(d) or clause (g) of the definition of “Permitted Dispositions.”

(d)  The Borrowing Base shall be redetermined semi-annually in accordance with this Section 2.1 (each, a “Scheduled Redetermination”), and subject to Section 2.1(e)(iii)(A), such redetermined Borrowing Base shall become effective and applicable to Borrower, Agent, the Issuing Lenders and the Lenders on April 3 and October 3 of each year, commencing April 3, 2008.  In addition, Borrower may, by notifying Agent thereof, and Agent may, at the direction of the Required Lenders, by notifying Borrower thereof, one time during any 12-month period, each elect to cause the Borrowing Base to be redetermined between Scheduled Redeterminations (an “Interim Redetermination”) in accordance with this Section 2.1.

(e)

(i)  Each Scheduled Redetermination and each Interim Redetermination shall be effectuated as follows:  Upon receipt by Agent of (A) the Reserve Report and the certificate required to be delivered by Borrower to Agent, in the case of a Scheduled Redetermination, pursuant to Sections 5.20(a) and (c), and, in the case of an Interim Redetermination, pursuant to Sections 5.20(b) and (c), and (B) such other reports, data and supplemental information, as may, from time to time, be reasonably requested by Agent or any Lender (the Reserve Report, such certificate and such other reports, data and supplemental information being the “Engineering Reports”), Agent shall evaluate the information contained in the Engineering Reports and shall, in good faith, propose a new Borrowing Base (the “Proposed Borrowing Base”), based upon the Reserve Reports and such other information (including, without limitation, the status of title information with respect to the Oil and Gas Properties as described in the Engineering Reports and the existence of any other Indebtedness other than the Convertible Subordinated Notes) as Agent deems appropriate in its Permitted Discretion. In no event shall the Proposed Borrowing Base exceed the Maximum Revolver Amount.

(ii)  Agent shall notify Borrower and the Lenders of the Proposed Borrowing Base (the “Proposed Borrowing Base Notice”):

(A)  in the case of a Scheduled Redetermination (a) if Agent shall have received the Engineering Reports required to be delivered by Borrower pursuant to Sections 5.20(a) and (c) in a timely and complete manner, then on or before March 22 and September 22 of such year following the date of delivery or (b) if Agent shall not have received the Engineering Reports required to be delivered by Borrower pursuant to Sections 5.20(a) and (c) in a timely and complete manner, then promptly after Agent has received complete Engineering Reports from Borrower and has had a reasonable opportunity to determine the Proposed Borrowing Base in accordance with Section 2.1(e)(i); provided, that if such Engineering Reports are not delivered as required pursuant to Sections 5.20(a) and (c), until the next Scheduled Redetermination, Agent shall determine the Borrowing Base in its sole discretion, subject to the provisions of Section 2.1(e)(iii); and

(B)  in the case of an Interim Redetermination, promptly, and in any event, within thirty (30) days after Agent has received the required Engineering Reports from Borrower.

(iii)  Any Proposed Borrowing Base that would increase the Borrowing Base then in effect must be approved or deemed to have been approved by all of the Lenders as provided in this Section 2.1(e)(iii) and any Proposed Borrowing Base that would maintain or decrease the Borrowing Base then in then in effect must be approved or deemed to have been approved by the Required Lenders as provided in this Section 2.1(e)(iii).  Upon receipt of the Proposed Borrowing Base Notice, each Lender shall have ten (10) days to agree with the Proposed Borrowing Base or disagree with the Proposed Borrowing Base by proposing an alternate Borrowing Base.  If at the end of such ten (10) days, any Lender has not communicated its approval or disapproval in writing to Agent, such silence shall be deemed to be an approval of the Proposed Borrowing Base.  If, at the end of such ten (10)-day period, all of the Lenders, in the case of a Proposed Borrowing Base that would increase the Borrowing Base then in effect, or the Required Lenders, in the case of a Proposed Borrowing Base that would decrease or maintain the Borrowing Base then in effect, have approved or deemed to have approved, as aforesaid, then the Proposed Borrowing Base shall become the new Borrowing Base and made available to Borrower, effective on the date specified in Section 2.1(e)(iii)(A).  If, however, at the end of such ten (10)-day period, all of the Lenders or the Required Lenders, as applicable, have not approved or deemed to have approved, as aforesaid, then Agent shall poll the Lenders to ascertain the highest Borrowing Base then acceptable to all of the Lenders or the Required Lenders and, so long as such amount does not increase the Borrowing Base then in effect, such amount shall become the new Borrowing Base, effective on the date specified in Section 2.1(e)(iii)(A).

(A)  After a redetermined Borrowing Base is approved or is deemed to have been approved by all of the Lenders or the Required Lenders pursuant to Section 2.1(e)(iii), Agent shall notify Borrower and the Lenders of the amount of the redetermined Borrowing Base (the “New Borrowing Base Notice”), and such amount shall become the new Borrowing Base, effective and applicable to Borrower, Agent, the Issuing Lenders and the Lenders.

(iv)  Within three (3) Business Days after receipt from Agent of the New Borrowing Base Notice, Borrower shall have the right to request that the Required Lenders reduce the Borrowing Base until the next Scheduled Redetermination Date or Interim Redetermination Date occurs by giving written notification to Agent (which shall promptly notify the Lenders); and with the consent of the Required Lenders the Borrowing Base will be the amount set forth in such notice until the next Scheduled Redetermination Date or Interim Redetermination Date (subject to adjustment under Section 5.21(d) or clause (g) of the definition of “Permitted Dispositions”).

(f)  Amounts borrowed pursuant to this Section 2.1 may be repaid and, subject to the terms and conditions of this Agreement, reborrowed at any time during the term of this Agreement.  The outstanding principal amount of the Advances, together with interest accrued and unpaid thereon, shall be due and payable on the Maturity Date or, if earlier, on the date on which they are declared due and payable pursuant to the terms of this Agreement.

2.2  Term Loan.  Subject to the terms and conditions of this Agreement, on the Closing Date each Lender with a Term Loan Commitment agrees (severally, not jointly or jointly and severally) to make term loans (collectively, the “Term Loan”) to Borrower in an amount equal to such Lender’s Pro Rata Share of the Term Loan Amount.  The principal of the Term Loan shall be repaid annually in accordance with Section 2.4(c)(iii)(D), with the outstanding unpaid principal balance and all accrued and unpaid interest on the Term Loan becoming due and payable on the earliest of (i) the Maturity Date, (ii) the date of the acceleration of the Term Loan in accordance with the terms hereof, and (iii) the date of termination of this Agreement pursuant to Section 8.1(d).  All principal of, interest on, and other amounts payable in respect of the Term Loan shall constitute Obligations. Term Loan amounts borrowed and repaid hereunder may not be reborrowed.

2.3  Borrowing Procedures and Settlements.

(a)  Procedure for Borrowing.  Each Borrowing shall be made by an irrevocable written request by an Authorized Person delivered to Agent.  Unless Swing Lender is obligated to make a Swing Loan pursuant to Section 2.3(b) below, such notice must be received by Agent no later than 10:00 a.m. (Georgia time) on the Business Day prior to the date that is the requested Funding Date specifying (i) the amount of such Borrowing, and (ii) the requested Funding Date, which shall be a Business Day; provided, however, that if Swing Lender elects to make a Swing Loan as to a requested Borrowing, such notice must be received by Agent no later than 10:00 a.m. (Georgia time) on the date that is the requested Funding Date.  At Agent’s election, in lieu of delivering the above-described written request, any Authorized Person may give Agent telephonic notice of such request by the required time.  In such circumstances, Borrower agrees that any such telephonic notice will be confirmed in writing within 24 hours of the giving of such telephonic notice, but the failure to provide such written confirmation shall not affect the validity of the request.

(b)  Making of Swing Loans.  In the case of a request for an Advance and so long as either (i) the aggregate amount of Swing Loans made since the last Settlement Date, minus the amount of Collections or payments applied to Swing Loans since the last Settlement Date, plus the amount of the requested Advance does not exceed Five Million Dollars ($5,000,000), or (ii) Swing Lender, in its sole discretion, shall agree to make a Swing Loan notwithstanding the foregoing limitation, Swing Lender shall make an Advance in the amount of such Borrowing (any such Advance made solely by Swing Lender pursuant to this Section 2.3(b) being referred to as a “Swing Loan” and such Advances being referred to collectively as “Swing Loans”) available to Borrower on the Funding Date applicable thereto by transferring immediately available funds to Borrower’s Designated Account.  Each Swing Loan shall be deemed to be an Advance hereunder and shall be subject to all the terms and conditions applicable to other Advances, except that all payments on any Swing Loan shall be payable to Swing Lender solely for its own account.  Subject to the provisions of Section 2.3(d)(ii), Swing Lender shall not make and shall not be obligated to make any Swing Loan if Swing Lender has actual knowledge that (i) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing, or (ii) the requested Borrowing would exceed the Availability on such Funding Date.  Swing Lender shall not otherwise be required to determine whether the applicable conditions precedent set forth in Section 3 have been satisfied on the Funding Date applicable thereto prior to making any Swing Loan.  The Swing Loans shall be secured by Agent’s Liens, constitute Obligations hereunder, and bear interest at the rate applicable from time to time to Advances that are Base Rate Loans.

(c)  Making of Loans.

(i)  In the event that Swing Lender is not obligated to make a Swing Loan and does not elect to make a Swing Loan it is not obligated to make, then promptly after receipt of a request for a Borrowing pursuant to Section 2.3(a), Agent shall notify the Lenders, not later than 1:00 p.m. (Georgia time) on the Business Day immediately preceding the Funding Date applicable thereto, by telecopy, telephone, or other similar form of transmission, of the requested Borrowing.  Each Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds, to Agent’s Account, not later than 1:00 p.m. (Georgia time) on the Funding Date applicable thereto.  After Agent’s receipt of the proceeds of such Advances, Agent shall make the proceeds thereof available to Borrower on the applicable Funding Date by transferring immediately available funds equal to such proceeds received by Agent to the Designated Account; provided, however, that, subject to the provisions of Section 2.3(d)(ii), Agent shall not request any Lender to make, and no Lender shall have the obligation to make, any Advance if Agent shall have actual knowledge that (1) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived, or (2) the requested Borrowing would exceed the Availability on such Funding Date.

(ii)  Unless Agent receives notice from a Lender prior to 9:00 a.m. (Georgia time) on the date of a Borrowing, that such Lender will not make available as and when required hereunder to Agent for the account of Borrower the amount of that Lender’s Pro Rata Share of the Borrowing, Agent may assume that each Lender has made or will make such amount available to Agent in immediately available funds on the Funding Date and Agent may (but shall not be so required), in reliance upon such assumption, make available to Borrower on such date a corresponding amount.  If and to the extent any Lender shall not have made its full amount available to Agent in immediately available funds and Agent in such circumstances has made available to Borrower such amount, that Lender shall on the Business Day following such Funding Date make such amount available to Agent, together with interest at the Defaulting Lender Rate for each day during such period.  A notice submitted by Agent to any Lender with respect to amounts owing under this subsection shall be conclusive, absent manifest error.  If such amount is so made available, such payment to Agent shall constitute such Lender’s Advance on the date of Borrowing for all purposes of this Agreement.  If such amount is not made available to Agent on the Business Day following the Funding Date, Agent will notify Borrower of such failure to fund and, upon demand by Agent, Borrower shall pay such amount to Agent for Agent’s account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Advances composing such Borrowing.  The failure of any Lender to make any Advance on any Funding Date shall not relieve any other Lender of any obligation hereunder to make an Advance on such Funding Date, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on any Funding Date.

(iii)  Agent shall not be obligated to transfer to a Defaulting Lender any payments made by Borrower to Agent for the Defaulting Lender’s benefit, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments to each other non-Defaulting Lender member of the Lender Group ratably in accordance with their Commitments (but only to the extent that such Defaulting Lender’s Advance was funded by the other members of the Lender Group) or, if so directed by Borrower and if no Default or Event of Default had occurred and is continuing (and to the extent such Defaulting Lender’s Advance was not funded by the Lender Group), retain same to be re-advanced to Borrower as if such Defaulting Lender had made Advances to Borrower.  Subject to the foregoing, Agent may hold and, in its Permitted Discretion, re-lend to Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender.  Solely for the purposes of voting or consenting to matters with respect to the Loan Documents, such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Commitment shall be deemed to be zero.  This Section shall remain effective with respect to such Lender until (x) the Obligations under this Agreement shall have been declared or shall have become immediately due and payable, (y) the non-Defaulting Lenders, Agent, and Borrower shall have waived such Defaulting Lender’s default in writing, or (z) the Defaulting Lender makes its Pro Rata Share of the applicable Advance and pays to Agent all amounts owing by Defaulting Lender in respect thereof.  The operation of this Section shall not be construed to increase or otherwise affect the Commitment of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by Borrower of its duties and obligations hereunder to Agent or to the Lenders other than such Defaulting Lender.  Any such failure to fund by any Defaulting Lender shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle Borrower at its option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitment of such Defaulting Lender, such substitute Lender to be acceptable to Agent.  In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being repaid its share of the outstanding Obligations (other than Bank Product Obligations, but including an assumption of its Pro Rata Share of the Risk Participation Liability) without any premium or penalty of any kind whatsoever; provided, however, that any such assumption of the Commitment of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Groups’ or Borrower’s rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund.

(d)  Protective Advances and Optional Overadvances.

(i)  Agent hereby is authorized by Borrower and the Lenders, from time to time in Agent’s sole discretion, (A) after the occurrence and during the continuance of a Default or an Event of Default, or (B) at any time that any of the other applicable conditions precedent set forth in Section 3 are not satisfied, to make Advances to Borrower on behalf of the Lenders that Agent, in its Permitted Discretion deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, (2) to enhance the likelihood of repayment of the Obligations (other than the Bank Product Obligations), or (3) to pay any other amount due and payable by Borrower pursuant to the terms of this Agreement, including, without duplication, Lender Group Expenses (when due and payable in accordance with Section 17.10) and the costs, fees, and expenses described in Section 9 (any of the Advances described in this Section 2.3(d)(i) shall be referred to as “Protective Advances”).

(ii)  Any contrary provision of this Agreement notwithstanding, the Lenders hereby authorize Agent or Swing Lender, as applicable, and either Agent or Swing Lender, as applicable, may, but is not obligated to, knowingly and intentionally, continue to make Advances (including Swing Loans) to Borrower notwithstanding that an Overadvance exists or thereby would be created, so long as (A) after giving effect to such Advances, the outstanding Revolver Usage does not exceed the Borrowing Base by more than Three Million Dollars ($3,000,000), and (B) after giving effect to such Advances, the outstanding Revolver Usage (except for and excluding amounts charged to the Loan Account for interest, fees, or Lender Group Expenses) does not exceed the Maximum Revolver Amount.  In the event Agent obtains actual knowledge that the Revolver Usage exceeds the amounts permitted by the immediately foregoing provisions, regardless of the amount of, or reason for, such excess, Agent shall notify the Lenders as soon as practicable (and prior to making any (or any additional) intentional Overadvances (except for and excluding amounts charged to the Loan Account for interest, fees, or Lender Group Expenses) unless Agent determines that prior notice would result in imminent harm to the Collateral or its value), and the Lenders with Revolver Commitments thereupon shall, together with Agent, jointly determine the terms of arrangements that shall be implemented with Borrower intended to reduce, within a reasonable time, the outstanding principal amount of the Advances to Borrower to an amount permitted by the preceding sentence.  In such circumstances, if any Lender with a Revolver Commitment objects to the proposed terms of reduction or repayment of any Overadvance, the terms of reduction or repayment thereof shall be implemented according to the determination of the Required Lenders.  Each Lender with a Revolver Commitment shall be obligated to settle with Agent as provided in Section 2.3(e) for the amount of such Lender’s Pro Rata Share of any unintentional Overadvances by Agent reported to such Lender, any intentional Overadvances made as permitted under this Section 2.3(d)(ii), and any Overadvances resulting from the charging to the Loan Account of interest, fees, or Lender Group Expenses.

(iii)  Each Protective Advance and each Overadvance shall be deemed to be an Advance hereunder, except that no Protective Advance or Overadvance shall be eligible to be a LIBOR Rate Loan and, prior to Settlement therefor, all payments on the Protective Advances shall be payable to Agent solely for its own account.  The Protective Advances and Overadvances shall be repayable on demand, secured by Agent’s Liens, constitute Obligations hereunder, and bear interest at the rate applicable from time to time to Advances that are Base Rate Loans.  The provisions of this Section 2.3(d) are for the exclusive benefit of Agent, Swing Lender, and the Lenders and are not intended to benefit Borrower in any way.

(e)  Settlement.  It is agreed that each Lender’s funded portion of the Advances is intended by the Lenders to equal, at all times, such Lender’s Pro Rata Share of the outstanding Advances.  Such agreement notwithstanding, Agent, Swing Lender, and the other Lenders agree (which agreement shall not be for the benefit of Borrower) that in order to facilitate the administration of this Agreement and the other Loan Documents, settlement among the Lenders as to the Advances, the Swing Loans, and the Protective Advances shall take place on a periodic basis in accordance with the following provisions:

(i)  Agent shall request settlement (“Settlement”) with the Lenders on a weekly basis, or on a more frequent basis if so determined by Agent (1) on behalf of Swing Lender, with respect to the outstanding Swing Loans, (2) for itself, with respect to the outstanding Protective Advances, and (3) with respect to Borrower’s or its Subsidiaries’ Collections or payments received, as to each by notifying the Lenders by telecopy, telephone, or other similar form of transmission, of such requested Settlement, no later than 2:00 p.m. (Georgia time) on the Business Day immediately prior to the date of such requested Settlement (the date of such requested Settlement being the “Settlement Date”).  Such notice of a Settlement Date shall include a summary statement of the amount of outstanding Advances, Swing  Loans, and Protective Advances for the period since the prior Settlement Date.  Subject to the terms and conditions contained herein (including Section 2.3(c)(iii)): (y) if a Lender’s balance of the Advances (including Swing Loans and Protective Advances) exceeds such Lender’s Pro Rata Share of the Advances (including Swing Loans and Protective Advances) as of a Settlement Date, then Agent shall, by no later than 3:00 p.m. (Georgia time) on the Settlement Date, transfer in immediately available funds to a Deposit Account of such Lender (as such Lender may designate), an amount such that each such Lender shall, upon receipt of such amount, have as of the Settlement Date, its Pro Rata Share of the Advances (including Swing Loans and Protective Advances), and (z) if a Lender’s balance of the Advances (including Swing Loans and Protective Advances) is less than such Lender’s Pro Rata Share of the Advances (including Swing Loans and Protective Advances) as of a Settlement Date, such Lender shall no later than 12:00 p.m. (Georgia time) on the Settlement Date transfer in immediately available funds to Agent’s Account, an amount such that each such Lender shall, upon transfer of such amount, have as of the Settlement Date, its Pro Rata Share of the Advances (including Swing Loans and Protective Advances).  Such amounts made available to Agent under clause (z) of the immediately preceding sentence shall be applied against the amounts of the applicable Swing Loans or Protective Advances and, together with the portion of such Swing Loans or Protective Advances representing Swing Lender’s Pro Rata Share thereof, shall constitute Advances of such Lenders.  If any such amount is not made available to Agent by any Lender on the Settlement Date applicable thereto to the extent required by the terms hereof, Agent shall be entitled to recover for its account such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate.

(ii)  In determining whether a Lender’s balance of the Advances, Swing Loans, and Protective Advances is less than, equal to, or greater than such Lender’s Pro Rata Share of the Advances, Swing Loans, and Protective Advances as of a Settlement Date, Agent shall, as part of the relevant Settlement, apply to such balance the portion of payments actually received in good funds by Agent with respect to principal, interest, fees payable by Borrower and allocable to the Lenders hereunder, and proceeds of Collateral.  To the extent that a net amount is owed to any such Lender after such application, such net amount shall be distributed by Agent to that Lender as part of such next Settlement.

(iii)  Between Settlement Dates, Agent, to the extent Protective Advances or Swing Loans are outstanding, may pay over to Agent or Swing Lender, as applicable, any Collections or payments received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Advances, for application to the Protective Advances or Swing Loans.  Between Settlement Dates, Agent, to the extent no Protective Advances or Swing Loans are outstanding, may pay over to Swing Lender any payments received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Advances, for application to Swing Lender’s Pro Rata Share of the Advances.  If, as of any Settlement Date, Collections of Borrower or its Subsidiaries received since the then immediately preceding Settlement Date have been applied to Swing Lender’s Pro Rata Share of the Advances other than to Swing Loans, as provided for in the previous sentence, Swing Lender shall pay to Agent for the accounts of the Lenders, and Agent shall pay to the Lenders, to be applied to the outstanding Advances of such Lenders, an amount such that each Lender shall, upon receipt of such amount, have, as of such Settlement Date, its Pro Rata Share of the Advances.  During the period between Settlement Dates, Swing Lender with respect to Swing Loans, Agent with respect to Protective Advances, and each Lender (subject to the effect of agreements between Agent and individual Lenders) with respect to the Advances other than Swing Loans and Protective Advances, shall be entitled to interest at the applicable rate or rates payable under this Agreement on the daily amount of funds employed by Swing Lender, Agent, or the Lenders, as applicable.

(f)  Notation.  Agent shall record on its books the principal amount of the Advances (or portion of the Term Loan, as applicable) owing to each Lender, including the Swing Loans owing to Swing Lender, and Protective Advances owing to Agent, and the interests therein of each Lender, from time to time and such records shall, absent manifest error, conclusively be presumed to be correct and accurate.

(g)  Lenders’ Failure to Perform.  All Advances (other than Swing Loans and Protective Advances) shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares.  It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Advance (or other extension of credit) hereunder, nor shall any Commitment of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4  Payments.

(a)  Payments by Borrower.

(i)  Except as otherwise expressly provided herein, all payments by Borrower shall be made to Agent’s Account for the account of the Lender Group and shall be made in immediately available funds, no later than 2:00 p.m. (Georgia time) on the date specified herein. Any payment received by Agent later than 2:00 p.m. (Georgia time) shall be deemed to have been received on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii)  Unless Agent receives notice from Borrower prior to the date on which any payment is due to the Lenders that Borrower will not make such payment in full as and when required, Agent may assume that Borrower has made (or will make) such payment in full to Agent on such date in immediately available funds and Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender.  If and to the extent Borrower does not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b)  Apportionment and Application.

(i)  So long as no Event of Default has occurred and is continuing and except as otherwise provided with respect to Defaulting Lenders who would otherwise be entitled to receive such payments as provided herein, all principal and interest payments shall be apportioned ratably among the applicable Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses (other than fees or expenses that are for Agent’s separate account) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitment or Obligation to which a particular fee or expense relates.  Except as otherwise specifically provided in Section 2.4(b)(iv) hereof or in Section 2.4(d) hereof, all payments to be made hereunder by Borrower shall be remitted to Agent and, subject to Section 2.4(b)(iv), all such payments, and all proceeds of Collateral received by Agent, shall be applied, so long as no Event of Default has occurred and is continuing, to reduce the balance of the Advances outstanding or to make scheduled payments to repay the Term Loan as provided herein and, thereafter, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(ii)  At any time that an Event of Default has occurred and is continuing and except as otherwise provided with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A)  first, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to Agent under the Loan Documents, until paid in full,

(B)  second, to pay any fees or premiums then due to Agent under the Loan Documents until paid in full,

(C)  third, to pay interest due in respect of all Protective Advances until paid in full,

(D)  fourth, to pay the principal of all Protective Advances until paid in full,

(E)  fifth, ratably to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to any of the Lenders under the Loan Documents, until paid in full,

(F)  sixth, ratably to pay any fees or premiums then due to any of the Lenders with a Revolver Commitment or holding any Advance, until paid in full,

(G)  seventh, ratably to pay interest due in respect of the Advances (other than Protective Advances), and the Swing Loans, until paid in full,

(H)  eighth, ratably (i) to pay the principal of all Swing Loans until paid in full, (ii) to pay the principal of all Advances until paid in full, (iii) to Agent, to be held by Agent, for the ratable benefit of Issuing Lender and those Lenders having a Revolver Commitment or holding any Advance, as cash collateral in an amount up to one hundred five percent (105%) of the Letter of Credit Usage, (iv) to Agent, to be held by Agent, for the benefit of the Bank Product Providers, as cash collateral in an amount up to one hundred five percent (105%) of the amount of Bank Product Obligations in respect of Swap Agreements, and (v) to Agent to be held by Agent for the benefit of the Bank Product Obligations as cash collateral in an amount not to exceed the amount of the Bank Product Reserve established prior to the occurrence of, and not in contemplation of, the subject Event of Default,

(I)  ninth, ratably to pay any fees or premiums then due to any of the Lenders with a Term Loan Commitment or holding any Term Loan, until paid in full,

(J)  tenth, ratably to pay interest due in respect of the Term Loan, until paid in full,

(K)  eleventh, to pay the outstanding principal balance of the Term Loan (in the inverse order of the maturity of the installments due thereunder) until the Term Loan is paid in full,

(L)  twelfth, to pay any other Obligations (including the provision of amounts to Agent, to be held by Agent, for the benefit of the Bank Product Providers, as cash collateral in an amount up to the amount determined by Agent in its Permitted Discretion as the amount necessary to secure Parent’s and its Subsidiaries’ obligations in respect of Bank Products), and

(M)  thirteenth, to Borrowers (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iii)  Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive, subject to a Settlement delay as provided in Section 2.3(e).

(iv)  In each instance, so long as no Event of Default has occurred and is continuing, Section 2.4(b)(i) and Section 2.4(b)(ii) shall not apply to any payment made by Borrower to Agent and specified by Borrower to be for the payment of specific Obligations then due and payable (or prepayable) under any provision of this Agreement.

(v)  For purposes of Section 2.4(b)(ii) (other than clause (L) thereof), “paid in full” means payment of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including in each case interest and such fees accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not any of the foregoing (other than disallowed interest and disallowed loan fees, if any) would be allowed or disallowed in whole or in part in any Insolvency Proceeding; provided however, that for the purposes of Section 2.4(b)(ii)(L), “paid in full” means payment of all amounts owing under the Loan Documents according to the terms hereof, including loan fees, service fees, professional fees, interest (and specifically including interest and fees accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(vi)  In the event of a direct conflict between the priority provisions of this Section 2.4 and any other provision contained in any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other.  In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.4 shall control and govern.

(c)  Prepayments.

(i)  Excess Revolver Usage.  If at any time the sum of the aggregate principal amount of the outstanding Advances, the outstanding Letter of Credit Usage, the Bank Product Reserve and the aggregate amount of reserves, if any, established by Agent under Section 2.1 exceeds the lesser of (x) the Borrowing Base and (y) the Maximum Revolver Amount, Borrower shall prepay the Obligations in an amount equal to such excess which prepayments shall be applied in the manner set forth in Section 2.4(d).

(ii)  Optional Prepayments.  The Term Loan may be voluntarily prepaid in full or in part at any time; provided that in the case of any prepayment not associated with a termination pursuant to Section 3.4, (x) no Event of Default shall have occurred or be continuing either immediately before or immediately after such prepayment and (y) there shall be at least Ten Million Dollars ($10,000,000) of Availability both immediately before and after such prepayment.  Each such prepayment shall be in an amount which is an integral multiple of Five Million Dollars ($5,000,000) or any greater amount which is a multiple of Five Hundred Thousand Dollars ($500,000), shall be made by Borrower and shall be irrevocable.

(iii)  Mandatory Prepayments.

(A)  Dispositions. Promptly, and in any event not later than one (1) Business Day following the receipt by Parent or any of its Subsidiaries of the proceeds of any voluntary or involuntary sale or disposition by Parent or any of its Subsidiaries of property or assets (including casualty losses or condemnations but excluding sales or dispositions which qualify as Permitted Dispositions under clauses (a), (b), (c), (d), (e) or (f) of the definition of Permitted Dispositions), Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(d) in an amount equal to one hundred percent (100%) of such Net Cash Proceeds (including condemnation awards and payments in lieu thereof) received by such Person in connection with such sales or dispositions; provided that, so long as (A) no Default or Event of Default shall have occurred and is continuing, (B) Borrower shall have given Agent prior written notice of Parent’s or its Subsidiaries’ intention to apply such monies to the costs of replacement of the properties or assets that are the subject of such sale or disposition, (C) the monies are held in a cash collateral account in which Agent has a perfected first-priority security interest, and (D) Parent or its Subsidiaries, as applicable, complete such replacement within one hundred eighty (180) days after the initial receipt of such monies, Parent and its Subsidiaries shall have the option to apply such monies to the costs of replacement of the property or assets that are the subject of such sale or disposition unless and to the extent that such applicable period shall have expired without such replacement, purchase or construction being made or completed, in which case, any amounts remaining in the cash collateral account shall be paid to Agent and applied in accordance with Section 2.4(d).  Nothing contained in this Section 2.4(c)(iii)(A) shall permit Parent or any of its Subsidiaries to sell or otherwise dispose of any property or assets other than in accordance with Section 6.4.

(B)  Extraordinary Receipts. (i) Promptly, and in any event not later than one (1) Business Day following the receipt by Parent or any of its Subsidiaries of any Extraordinary Receipts, Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(d) in an amount equal to 100% of such Extraordinary Receipts, net of any reasonable expenses incurred in collecting such Extraordinary Receipts; provided however that Borrower shall not be obligated to prepay the Obligations in connection with the receipt by Parent’s or any of its Subsidiaries’ of a Tax Refunds that is less than $100,000 at any one time.  Notwithstanding the foregoing, if the amount of Extraordinary Receipts from Tax Refunds not used to prepay the Obligations in accordance with this subsection (B) shall exceed $2,000,000 in the aggregate over the term of this Agreement, all Tax Refunds received above such $2,000,000 (regardless of whether they exceed $100,000 at any one time) shall be applied to prepay the Obligations as set forth in this subsection (B).

(C)  Debt or Issuances of Disqualified Stock.  Promptly, and in any event not later than one (1) Business Day, following the issuance or incurrence by Parent or any of its Subsidiaries of any Indebtedness (other than Indebtedness permitted under Section 6.1) or the issuance by Parent or any of its Subsidiaries of any shares of its or their Stock (other than in the event that Parent or any Subsidiary thereof forms a Subsidiary in accordance with the terms hereof, the issuance by such Subsidiary of Stock to Parent or such Subsidiary, as applicable), Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(d) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection with such incurrence of Indebtedness or such issuance of Stock. The provisions of this Section 2.4(c)(iv)(C) shall not be deemed to be implied consent to any such issuance or incurrence otherwise prohibited by the terms and conditions of this Agreement.

(D)  Excess Cash Flow.  Within ten (10) days of delivery to Agent and the Lenders of audited annual financial statements pursuant to Section 5.3, commencing with the delivery to Agent and the Lenders of the financial statements for Parent’s fiscal year ended December 31, 2008 or, if such financial statements are not delivered to Agent and the Lenders on the date such statements are required to be delivered pursuant to Section 5.3, ten (10) days after the date such statements are required to be delivered to Agent and the Lenders pursuant to Section 5.3, Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(d) in an amount equal to fifty percent (50%) of the Excess Cash Flow of Parent and its Subsidiaries for such fiscal year.

(d)  Application of Payments.  Each prepayment pursuant to any clause of Section 2.4(c)(iii) above shall (A) so long as no Event of Default shall have occurred and be continuing and subject to the last sentence of this subsection, be applied, first, to the outstanding principal amount of the Advances, but solely to the extent necessary to increase the Availability at such time to Ten Million Dollars ($10,000,000) (with no reduction to the Maximum Revolver Amount), second, to the outstanding principal amount of the Term Loan until paid in full, third, to the outstanding principal amount of the Advances until paid in full, and fourth, to cash collateralize the Letters of Credit in an amount equal to one hundred five percent (105%) of the then extant Letter of Credit Usage, and (B) if an Event of Default shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(ii).  Notwithstanding the foregoing, any prepayment resulting from the sale of any Collateral comprising the Borrowing Base shall be applied first to the outstanding principal amount of the Advances, and then to the Term Loans to be apportioned among the Term Loan Lenders pro rata.

2.5  Overadvances.  If, at any time or for any reason, the amount of Obligations owed by Borrower to the Lender Group pursuant to Section 2.1 or Section 2.12 is greater than any of the limitations set forth in Section 2.1 or Section 2.12, as applicable (an “Overadvance”), Borrower immediately shall pay to Agent, in cash, the amount of such excess, which amount shall be used by Agent to reduce the Obligations in accordance with the priorities set forth in Section 2.4(b).  Borrower promises to pay the Obligations (including principal, interest, fees, costs, and expenses) in Dollars in full on the Maturity Date or, if earlier, on the date on which the Obligations are declared due and payable pursuant to the terms of this Agreement.

2.6  Interest Rates and Letter of Credit Fee:  Rates, Payments, and Calculations.

(a)  Interest Rates.  Except as provided in Section 2.6(c), all Obligations (except for undrawn Letters of Credit and except for Bank Product Obligations) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest on the Daily Balance thereof as follows:

(i)  if the relevant Obligation is an Advance that is (A) a LIBOR Rate Loan, at a per annum rate equal to the LIBOR Rate plus the LIBOR Rate Margin applicable to an Advance (except to the extent an Advance is converted from a LIBOR Rate Loan to a Base Rate Loan pursuant to Section 2.13(a)) or (B) a Base Rate Loan, at a per annum rate equal to the Base Rate plus the Base Rate Margin applicable to an Advance; or

(ii)  if the relevant Obligation relates to the Term Loan that is (A) a LIBOR Rate Loan, at a per annum rate equal to (a) the LIBOR Rate plus the LIBOR Rate Margin applicable to the Term Loan; provided that if an event described in Section 2.13(d)(ii) shall occur, the interest on the Term Loan shall accrue at a per annum rate equal to the Base Rate plus the Base Rate Margin applicable to the Term Loan or (B) a Base Rate Loan, at a per annum rate equal to the Base Rate plus the Base Rate Margin applicable to an Advance.

(b)  Letter of Credit Fee.  Borrower shall pay Agent (for the ratable benefit of the Lenders with a Revolver Commitment, subject to any agreements between Agent and individual Lenders), a Letter of Credit fee (in addition to the charges, commissions, fees, and costs set forth in Section 2.12(e)) which shall accrue at a rate equal to 2.0% per annum times the Daily Balance of the undrawn amount of all outstanding Letters of Credit.

(c)  Default Rate.  At the election of Agent or the Required Lenders upon the occurrence and during the continuation of an Event of Default,

(i)  all unpaid Obligations (except for undrawn Letters of Credit and except for Bank Product Obligations) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest on the Daily Balance thereof at a per annum rate equal to two (2) percentage points above the per annum rate otherwise applicable hereunder, and

(ii)  the Letter of Credit fee provided for in Section 2.6(b) shall be increased to two (2) percentage points above the per annum rate otherwise applicable hereunder.

(d)  Payment.  Except as provided to the contrary in Section 2.11 or Section 2.13(a), interest, Letter of Credit fees, and all other fees payable hereunder shall be due and payable, in arrears, on the first day of each calendar month at any time that Obligations or Commitments are outstanding.  Borrower hereby authorizes Agent to charge all interest and fees (when due and payable), all Lender Group Expenses (after the same become due and payable in accordance with Section 17.10), all charges, commissions, fees, and costs provided for in Section 2.12(e) (as and when due and payable), all fees and costs provided for in Section 2.11 (as and when due and payable), and all other payments as and when due and payable under any Loan Document (including the amounts due and payable with respect to the Term Loan and including any amounts due and payable to the Bank Product Providers in respect of Bank Products up to the amount of the Bank Product Reserve) to the Loan Account, which amounts thereafter shall constitute Advances hereunder and shall accrue interest at the rate then applicable to Advances that are Base Rate Loans.  Any interest not paid when due shall be compounded by being charged to the Loan Account and shall thereafter constitute Advances hereunder and shall accrue interest at the rate then applicable to Advances that are Base Rate Loans; provided, however that if, at any time that any amounts due in respect of interest on the Term Loan or any amount due and payable to the Bank Product Reserve are charged to the Loan Account, an Event of Default or Overadvance exists, or would result therefrom, such amounts shall not constitute Advances but instead shall continue to remain outstanding as amounts due in respect of the Term Loan or any amount due and payable to the Bank Product Providers in respect of the Bank Products up to the amount of the Bank Product Reserve, and such amounts shall be compounded and added to the outstanding principal balance of the Term Loan; provided, further, however, that the failure to make any such payment and the compounding of such interest shall nonetheless constitute an Event of Default under Section 7.1.

(e)  Computation.  All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 360 day year for the actual number of days elapsed.  In the event the Base Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Base Rate automatically and immediately shall be increased or decreased by an amount equal to such change in the Base Rate.

(f)  Intent to Limit Charges to Maximum Lawful Rate.  In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable.  Borrower and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, however, that, anything contained herein to the contrary notwithstanding, if said rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum as allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

2.7  Cash Management.

(a)  Borrower shall and shall cause each of its Subsidiaries to (i) establish and maintain cash management services of a type and on terms satisfactory to Agent (it being agreed that the terms in effect on the Closing Date are satisfactory) at one or more of the banks set forth on Schedule 2.7(a) (each a “Cash Management Bank”), and shall request in writing and otherwise take such reasonable steps to ensure that, except as permitted by Section 6.12, all of its and its Subsidiaries’ Account Debtors forward payment of the amounts owed by them directly to such Cash Management Bank, and (ii) deposit or cause to be deposited promptly, and in any event no later than three Business Days after the date of receipt thereof, all of their Collections (including those sent directly by their Account Debtors to Borrower or one of its Subsidiaries) into a bank account (the “Cash Management Accounts”) at one of the Cash Management Banks.

(b)  Each Cash Management Bank shall establish and maintain Cash Management Agreements with Agent and Borrower.  Unless otherwise approved by the Agent, each such Cash Management Agreement shall provide, among other things, that (i) the Cash Management Bank will comply with any instructions originated by Agent directing the disposition of the funds in such Cash Management Account without further consent by Borrower or its Subsidiaries, as applicable, (ii) the Cash Management Bank has no rights of setoff or recoupment or any other claim against the applicable Cash Management Account other than for payment of its service fees and other charges directly related to the administration of such Cash Management Account and for returned checks or other items of payment, and (iii) upon the instruction of the Agent (an “Activation Instruction”), it will forward by daily sweep all amounts in the applicable Cash Management Account to the Agent’s Account.  Agent agrees not to issue an Activation Instruction with respect to the Cash Management Accounts unless a Triggering Event has occurred and is continuing at the time such Activation Instruction is issued.

(c)  So long as no Default or Event of Default has occurred and is continuing, Borrower may amend Schedule 2.7(a) to add or replace a Cash Management Bank or Cash Management Account; provided, however, that (i) such prospective Cash Management Bank shall be reasonably satisfactory to Agent, and (ii) prior to the time of the opening of such Cash Management Account, Borrower (or its Subsidiary, as applicable) and such prospective Cash Management Bank shall have executed and delivered to Agent a Cash Management Agreement.  Borrower (or its Subsidiaries, as applicable) shall close any of its Cash Management Accounts (and establish replacement cash management accounts in accordance with the foregoing sentence) promptly and in any event within thirty (30) days of notice from Agent that the creditworthiness of any Cash Management Bank is no longer acceptable in Agent’s reasonable judgment, or as promptly as practicable and in any event within sixty (60) days of notice from Agent that the operating performance, funds transfer, or availability procedures or performance of the Cash Management Bank with respect to Cash Management Accounts or Agent’s liability under any Cash Management Agreement with such Cash Management Bank is no longer acceptable in Agent’s reasonable judgment.

(d)  Each Cash Management Account shall be a cash collateral account subject to a Control Agreement.

2.8  Crediting Payments.  The receipt of any payment item by Agent (whether from transfers to Agent by the Cash Management Banks pursuant to the Cash Management Agreements or otherwise) shall not be considered a payment on account unless such payment item is a wire transfer of immediately available federal funds made to Agent’s Account or unless and until such payment item is honored when presented for payment.  Should any payment item not be honored when presented for payment, then Borrower shall be deemed not to have made such payment and interest shall be calculated accordingly.  Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if it is received into Agent’s Account on a Business Day on or before 2:00 p.m. (Georgia time).  If any payment item is received into Agent’s Account on a non-Business Day or after 2:00 p.m. (Georgia time) on a Business Day, it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day.

2.9  Designated Account.  Agent is authorized to make the Advances, and Issuing Lender is authorized to issue or cause the issuance the Letters of Credit, under this Agreement based upon telephonic or other instructions received from anyone purporting to be an Authorized Person or, without instructions, if pursuant to Section 2.6(d).  Borrower agrees to establish and maintain the Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of the Advances requested by Borrower and made by Agent or the Lenders hereunder.  Unless otherwise directed in writing by Borrower and agreed to by Agent, any Advance, Protective Advance, or Swing Loan requested by Borrower and made by Agent or the Lenders hereunder shall be made to the Designated Account.

2.10  Maintenance of Loan Account; Statements of Obligations.  Agent shall maintain an account on its books in the name of Borrower (the “Loan Account”) on which Borrower will be charged with the Term Loan, all Advances (including Protective Advances and Swing Loans) made by Agent, Swing Lender, or the Lenders to Borrower or for Borrower’s account, the Letters of Credit issued by Issuing Lender for Borrower’s account, and with all other payment Obligations hereunder or under the other Loan Documents (except for Bank Product Obligations), including, accrued interest, fees and expenses, and Lender Group Expenses.  In accordance with Section 2.8, the Loan Account will be credited with all payments received by Agent from Borrower or for Borrower’s account, including all amounts received in Agent’s Account from any Cash Management Bank.  Agent shall render monthly statements regarding the Loan Account to Borrower, including principal, interest, fees, and including an itemization in reasonable detail of all charges and expenses constituting Lender Group Expenses owing, and such statements, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between Borrower and the Lender Group unless, within 30 days after receipt thereof by Borrower, Borrower shall deliver to Agent written objection thereto describing the error or errors contained in any such statements.

2.11  Fees.  Borrower shall pay to Agent, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

2.12  Letters of Credit.

(a)  Subject to the terms and conditions of this Agreement, the Issuing Lender agrees to cause the Underlying Issuer to issue letters of credit for the account of Borrower or its Subsidiaries (each, an “L/C”), whether by purchasing participations, executing indemnities or reimbursement obligations, or otherwise (each such commitment, an “L/C Undertaking”) with respect to letters of credit issued by an Underlying Issuer (the Underlying Issuer shall be Wells Fargo or such other bank acceptable to Agent and as may be reasonably approved by Borrower) for the account of Borrower.  Each request for the issuance of a Letter of Credit, or the amendment, renewal, or extension of any outstanding Letter of Credit, shall be made in writing by an Authorized Person and delivered to the Issuing Lender and Agent via hand delivery, telefacsimile, or other electronic method of transmission reasonably in advance of the requested date of issuance, amendment, renewal, or extension.  Each such request shall be in form and substance satisfactory to the Issuing Lender in its Permitted Discretion and shall specify (i) the amount of such Letter of Credit, (ii) the date of issuance, amendment, renewal, or extension of such Letter of Credit, (iii) the expiration date of such Letter of Credit, (iv) the name and address of the beneficiary thereof (or the beneficiary of the Underlying Letter of Credit, as applicable), and (v) such other information (including, in the case of an amendment, renewal, or extension, identification of the outstanding Letter of Credit to be so amended, renewed, or extended) as shall be necessary to prepare, amend, renew, or extend such Letter of Credit.  If requested by the Issuing Lender, Borrower also shall be an applicant under the application with respect to any Underlying Letter of Credit that is to be the subject of an L/C Undertaking.  The Issuing Lender shall have no obligation to issue a Letter of Credit if any of the following would result after giving effect to the issuance of such requested Letter of Credit:

(i)  the Letter of Credit Usage would exceed the Borrowing Base less the outstanding amount of Advances, less the Bank Product Reserve, and less the aggregate amount of reserves, if any, established by Agent under Section 2.1(b), or

(ii)  the Letter of Credit Usage would exceed Five Million Dollars ($5,000,000), or

(iii)  the Letter of Credit Usage would exceed the Maximum Revolver Amount less the outstanding amount of Advances less the Bank Product Reserve, and less the aggregate amount of reserves, if any, established by Agent under Section 2.1(b).

Each Letter of Credit (and corresponding Underlying Letter of Credit) shall be in form and substance acceptable to the Issuing Lender (in the exercise of its Permitted Discretion), including the requirement that the amounts payable thereunder must be payable in Dollars.  If Issuing Lender is obligated to advance funds under a Letter of Credit, Borrower immediately shall reimburse such L/C Disbursement to Issuing Lender by paying to Agent an amount equal to such L/C Disbursement (i) not later than 2:00 p.m., Georgia time, on the date that such L/C Disbursement is made, if Borrower shall have received written or telephonic notice of such L/C Disbursement prior to 1:00 p.m., Georgia time, on such date, or, (ii) if such notice has not been received by Borrower prior to such time on such date, then not later than 2:00 p.m., Georgia time, on the Business Day that Borrower receives such notice, if such notice is received prior to 1:00 p.m., Georgia time, on the date of receipt, and, in the absence of such reimbursement, the L/C Disbursement immediately and automatically shall be deemed to be an Advance hereunder and, initially, shall bear interest at the rate then applicable to Advances that are Base Rate Loans.  To the extent an L/C Disbursement is deemed to be an Advance hereunder, Borrower’s obligation to reimburse such L/C Disbursement shall be discharged and replaced by the resulting Advance.  Promptly following receipt by Agent of any payment from Borrower pursuant to this paragraph, Agent shall distribute such payment to the Issuing Lender or, to the extent that Lenders have made payments pursuant to Section 2.12(b) to reimburse the Issuing Lender, then to such Lenders and the Issuing Lender as their interests may appear.

(b)  Promptly following receipt of a notice of L/C Disbursement pursuant to Section 2.12(a), each Lender with a Revolver Commitment agrees to fund its Pro Rata Share of any Advance deemed made pursuant to the foregoing subsection on the same terms and conditions as if Borrower had requested such Advance and Agent shall promptly pay to Issuing Lender the amounts so received by it from the Lenders.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Lender or the Lenders with Revolver Commitments, the Issuing Lender shall be deemed to have granted to each Lender with a Revolver Commitment, and each Lender with a Revolver Commitment shall be deemed to have purchased, a participation in each Letter of Credit, in an amount equal to its Pro Rata Share of the Risk Participation Liability of such Letter of Credit, and each such Lender agrees to pay to Agent, for the account of the Issuing Lender, such Lender’s Pro Rata Share of any payments made by the Issuing Lender under such Letter of Credit.  In consideration and in furtherance of the foregoing, each Lender with a Revolver Commitment hereby absolutely and unconditionally agrees to pay to Agent, for the account of the Issuing Lender, such Lender’s Pro Rata Share of each L/C Disbursement made by the Issuing Lender and not reimbursed by Borrower on the date due as provided in Section 2.12(a), or of any reimbursement payment required to be refunded to Borrower for any reason.  Each Lender with a Revolver Commitment acknowledges and agrees that its obligation to deliver to Agent, for the account of the Issuing Lender, an amount equal to its respective Pro Rata Share of each L/C Disbursement made by the Issuing Lender pursuant to this Section 2.12(b) shall be absolute and unconditional and such remittance shall be made notwithstanding the occurrence or continuation of an Event of Default or Default or the failure to satisfy any condition set forth in Section 3.  If any such Lender fails to make available to Agent the amount of such Lender’s Pro Rata Share of each L/C Disbursement made by the Issuing Lender in respect of such Letter of Credit as provided in this Section, such Lender shall be deemed to be a Defaulting Lender and Agent (for the account of the Issuing Lender) shall be entitled to recover such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate until paid in full.

(c)  Borrower hereby agrees to indemnify, save, defend, and hold the Lender Group harmless from any loss, cost, expense, or liability, and reasonable attorneys fees incurred by the Lender Group arising out of or in connection with any Letter of Credit; provided, however, that Borrower shall not be obligated hereunder to indemnify for any loss, cost, expense, or liability to the extent that it is caused by the gross negligence or willful misconduct of the Issuing Lender or any other member of the Lender Group.  Borrower agrees to be bound by the Underlying Issuer’s regulations and interpretations of any Underlying Letter of Credit or by Issuing Lender’s interpretations of any L/C issued by Issuing Lender to or for Borrower’s account, even though this interpretation may be different from Borrower’s own, and Borrower understands and agrees that the Lender Group shall not be liable for any error, negligence, or mistake, whether of omission or commission, in following Borrower’s instructions or those contained in the Letter of Credit or any modifications, amendments, or supplements thereto.  Borrower understands that the L/C Undertakings may require Issuing Lender to indemnify the Underlying Issuer for certain costs or liabilities arising out of claims by Borrower against such Underlying Issuer.  Borrower hereby agrees to indemnify, save, defend, and hold the Lender Group harmless with respect to any loss, cost, expense (including reasonable attorneys fees), or liability incurred by the Lender Group under any L/C Undertaking as a result of the Lender Group’s indemnification of any Underlying Issuer; provided, however, that Borrower shall not be obligated hereunder to indemnify for any loss, cost, expense, or liability to the extent that it is caused by the gross negligence or willful misconduct of the Issuing Lender or any other member of the Lender Group.  Borrower hereby acknowledges and agrees that neither the Lender Group nor the Issuing Lender shall be responsible for delays, errors, or omissions resulting from the malfunction of equipment in connection with any Letter of Credit.

(d)  Borrower hereby authorizes and directs any Underlying Issuer to deliver to the Issuing Lender all instruments, documents, and other writings and property received by such Underlying Issuer pursuant to such Underlying Letter of Credit and to accept and rely upon the Issuing Lender’s instructions with respect to all matters arising in connection with such Underlying Letter of Credit and the related application.

(e)  Any and all issuance charges, commissions, fees, and costs incurred by the Issuing Lender relating to Underlying Letters of Credit shall be Lender Group Expenses for purposes of this Agreement and shall be reimbursable by Borrower to Agent for the account of the Issuing Lender; it being acknowledged and agreed by Borrower that, as of the Closing Date, the issuance charge imposed by the Underlying Issuer is 0.825% per annum times the undrawn amount of each Underlying Letter of Credit, that such issuance charge may be changed from time to time, and that the Underlying Issuer also imposes a schedule of charges for amendments, extensions, drawings, and renewals.

(f)  If by reason of (i) any change after the Closing Date in any applicable law, treaty, rule, or regulation or any change in the interpretation or application thereof by any Governmental Authority, or (ii) compliance by the Underlying Issuer or the Lender Group with any direction, request, or requirement (irrespective of whether having the force of law) of any Governmental Authority or monetary authority including, Regulation D of the Federal Reserve Board as from time to time in effect (and any successor thereto):

(i)  any reserve, deposit, or similar requirement is or shall be imposed or modified in respect of any Letter of Credit issued hereunder, or

(ii)  there shall be imposed on the Underlying Issuer or the Lender Group any other condition regarding any Underlying Letter of Credit or any Letter of Credit issued pursuant hereto,

and the result of the foregoing is to increase, directly or indirectly, the cost to the Lender Group of issuing, making, guaranteeing, or maintaining any Letter of Credit or to reduce the amount receivable in respect thereof by the Lender Group, then, and in any such case, Agent may, at any time within a reasonable period after the additional cost is incurred or the amount received is reduced, notify Borrower, and Borrower shall pay on demand such amounts as Agent may specify to be necessary to compensate the Lender Group for such additional cost or reduced receipt, together with interest on such amount from the date of such demand until payment in full thereof at the rate then applicable to Base Rate Loans hereunder.  The determination by Agent of any amount due pursuant to this Section, as set forth in a certificate setting forth the calculation thereof in reasonable detail, shall, in the absence of manifest or demonstrable error, be final and conclusive and binding on all of the parties hereto.

2.13  LIBOR Option.

(a)  Interest and Interest Payment Dates.  In lieu of having interest on any Advance charged at a rate based upon the Base Rate, Borrower shall have the option (the “LIBOR Option”) to have interest on all or a portion of the Advances be charged (whether at the time when made (unless otherwise provided herein), upon conversion from a Base Rate Loan to a LIBOR Rate Loan, or upon continuation of a LIBOR Rate Loan as a LIBOR Rate Loan) at a rate of interest based upon the LIBOR Rate.  Interest on LIBOR Rate Loans shall be payable on the earliest of (i) the last day of the Interest Period applicable thereto, (provided, however, that, subject to the following clauses (ii) and (iii), in the case of any Interest Period greater than three (3) months in duration, interest shall be payable at three (3) month intervals after the commencement of the applicable Interest Period and on the last day of such Interest Period), (ii) the date on which all or any portion of the Obligations are accelerated pursuant to the terms hereof, or (iii) the date on which this Agreement is terminated pursuant to the terms hereof.  On the last day of each applicable Interest Period, unless Borrower properly has exercised the LIBOR Option with respect thereto, the interest rate applicable to such LIBOR Rate Loan automatically shall convert to the rate of interest then applicable to Base Rate Loans of the same type hereunder.  At any time that an Event of Default has occurred and is continuing, Borrower no longer shall have the option to request that Advances bear interest at a rate based upon the LIBOR Rate and Agent shall have the right to convert the interest rate on all outstanding LIBOR Rate Loans (other than Term Loan) to the rate then applicable to Base Rate Loans hereunder.

(b)  LIBOR Election.

(i)  Borrower may, at any time and from time to time, so long as no Event of Default has occurred and is continuing, elect to exercise the LIBOR Option by notifying Agent prior to 2:00 p.m. (Georgia time) at least three (3) Business Days prior to the commencement of the proposed Interest Period (the “LIBOR Deadline”).  Notice of Borrower’s election of the LIBOR Option for a permitted portion of the Advances and an Interest Period pursuant to this Section shall be made by delivery to Agent of a LIBOR Notice received by Agent before the LIBOR Deadline, or by telephonic notice received by Agent before the LIBOR Deadline (to be confirmed by delivery to Agent of a LIBOR Notice received by Agent prior to 5:00 p.m. (Georgia time) on the same day).  Promptly upon its receipt of each such LIBOR Notice, Agent shall provide a copy thereof to each of the affected Lenders.

(ii)  Each LIBOR Notice shall be irrevocable and binding on Borrower.  In connection with each LIBOR Rate Loan, Borrower shall indemnify, defend, and hold Agent and the Lenders harmless against any loss, cost, or expense incurred by Agent or any Lender as a result of (A) the payment of any principal of any LIBOR Rate Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (B) the conversion of any LIBOR Rate Loan other than on the last day of the Interest Period applicable thereto, or (C) the failure to borrow, convert, continue or prepay any LIBOR Rate Loan on the date specified in any LIBOR Notice delivered pursuant hereto (such losses, costs, or expenses, “Funding Losses”).  Funding Losses shall, with respect to Agent or any Lender, be deemed to equal the amount determined by Agent or such Lender to be the excess, if any, of (1) the amount of interest that would have accrued on the principal amount of such LIBOR Rate Loan had such event not occurred, at the LIBOR Rate that would have been applicable thereto, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert, or continue, for the period that would have been the Interest Period therefor), minus (2) the amount of interest that would accrue on such principal amount for such period at the interest rate which Agent or such Lender would be offered were it to be offered, at the commencement of such period, Dollar deposits of a comparable amount and period in the London interbank market.  A certificate of Agent or a Lender delivered to Borrower setting forth any amount or amounts that Agent or such Lender is entitled to receive pursuant to this Section 2.13 shall be conclusive absent manifest error.

(iii)  Borrower shall have not more than five (5) LIBOR Rate Loans in effect at any given time, of which no more than one LIBOR Rate Loan may be the Term Loan.  Borrower only may exercise the LIBOR Option for LIBOR Rate Loans of at least One Million Dollars ($1,000,000) and integral multiples of Five Hundred Thousand Dollars ($500,000) in excess thereof.

(c)  Conversion.  Borrower may convert LIBOR Rate Loans (other than Term Loan) to Base Rate Loans at any time; provided, however, that in the event that LIBOR Rate Loans are converted or prepaid on any date that is not the last day of the Interest Period applicable thereto, including as a result of any automatic prepayment through the required application by Agent of proceeds of Borrower’s and its Subsidiaries’ Collections in accordance with Section 2.4(b) or for any other reason, including early termination of the term of this Agreement or acceleration of all or any portion of the Obligations pursuant to the terms hereof, Borrower shall indemnify, defend, and hold Agent and the Lenders and their Participants harmless against any and all Funding Losses in accordance with Section 2.13 (b)(ii) above.

(d)  Special Provisions Applicable to LIBOR Rate.

(i)  The LIBOR Rate may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs to such Lender of maintaining or obtaining any eurodollar deposits or increased costs, in each case, due to changes in applicable law occurring subsequent to the commencement of the then applicable Interest Period, including changes in tax laws (except changes in taxes constituting taxes of the type described in clauses (a) and (b) of the definition of “Excluded Taxes”)) and changes in the reserve requirements imposed by the Board of Governors of the Federal Reserve System (or any successor), excluding the Reserve Percentage, which additional or increased costs would increase the cost of funding or maintaining loans bearing interest at the LIBOR Rate.  In any such event, the affected Lender shall give Borrower and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, Borrower may, by notice to such affected Lender (x) require such Lender to furnish to Borrower a statement setting forth the basis for adjusting such LIBOR Rate and the method for determining the amount of such adjustment, or (y) repay the LIBOR Rate Loans with respect to which such adjustment is made (together with any amounts due under this Section 2.13(d)(i).  Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section for any additional or increased costs incurred more than one hundred eighty (180) days prior to the date that such Lender notifies the Borrower of such law giving rise to such additional or increased costs and of such Lender’s intention to claim compensation therefor; providedfurther that if such claim arises by reason of the adoption of or change in any law that is retroactive, then the one hundred eighty (180) day period day period referred to above shall be extended to include the period of retroactive effect thereof.

(ii)  In the event that any change in market conditions or any law, regulation, treaty, or directive, or any change therein or in the interpretation of application thereof, shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain LIBOR Rate Loans or to continue such funding or maintaining, or to determine or charge interest rates at the LIBOR Rate, such Lender shall give notice of such changed circumstances to Agent and Borrower and Agent promptly shall transmit the notice to each other Lender and (y) in the case of any LIBOR Rate Loans of such Lender that are outstanding, the date specified in such Lender’s notice shall be deemed to be the last day of the Interest Period of such LIBOR Rate Loans, and interest upon the LIBOR Rate Loans of such Lender thereafter shall accrue interest at the rate then applicable to Base Rate Loans, and (z) Borrower shall not be entitled to elect the LIBOR Option until such Lender determines that it would no longer be unlawful or impractical to do so.

(e)  No Requirement of Matched Funding.  Anything to the contrary contained herein notwithstanding, neither Agent, nor any Lender, nor any of their Participants, is required actually to acquire eurodollar deposits to fund or otherwise match fund any Obligation as to which interest accrues at the LIBOR Rate.  The provisions of this Section shall apply as if each Lender or its Participants had match funded any Obligation as to which interest is accruing at the LIBOR Rate by acquiring eurodollar deposits for each Interest Period in the amount of the LIBOR Rate Loans.

2.14  Capital Requirements.  If, after the date hereof, any Lender determines that (i) the adoption of or change in any law, rule, regulation or guideline regarding capital requirements for banks or bank holding companies, or any change in the interpretation or application thereof by any Governmental Authority charged with the administration thereof, or (ii) compliance by such Lender or its parent bank holding company with any guideline, request, or directive of any such entity regarding capital adequacy (whether or not having the force of law), has the effect of reducing the return on such Lender’s or such holding company’s capital as a consequence of such Lender’s Commitments hereunder to a level below that which such Lender or such holding company could have achieved but for such adoption, change, or compliance (taking into consideration such Lender’s or such holding company’s then existing policies with respect to capital adequacy and assuming the full utilization of such entity’s capital) by any amount deemed by such Lender to be material, then such Lender may notify Borrower and Agent thereof.  Following receipt of such notice, Borrower agrees to pay such Lender on demand the amount of such reduction of return of capital as and when such reduction is determined, payable within ninety (90) days after presentation by such Lender of a statement in the amount and setting forth in reasonable detail such Lender’s calculation thereof and the assumptions upon which such calculation was based (which statement shall be deemed true and correct absent manifest error).  In determining such amount, such Lender may use any reasonable averaging and attribution methods.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate a Lender pursuant to this Section for any reduction in return incurred more than one hundred eighty (180) days prior to the date that such Lender notifies the Borrower of such law, rule, regulation or guideline giving rise to such reductions and of such Lender’s intention to claim compensation therefor; provided further that if such claim arises by reason of the adoption of or change in any law, rule, regulation or guideline that is retroactive, then the one hundred eighty (180) day period referred to above shall be extended to include the period of retroactive effect thereof.

3.  CONDITIONS; TERM OF AGREEMENT.

3.1  Conditions Precedent to the Initial Extension of Credit.  The obligation of each Lender to make its initial extensions of credit provided for hereunder, is subject to the fulfillment, to the satisfaction of Agent and each Lender of each of the conditions precedent set forth on Schedule 3.1 (the making of such initial extension of credit by a Lender being conclusively deemed to be its satisfaction or waiver of the conditions precedent ).

3.2  Conditions Precedent to all Extensions of Credit.  The obligation of the Lender Group (or any member thereof) to initially make the Term Loan, any Closing Date Advance and thereafter any future Advances hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a)  the representations and warranties of Parent or its Subsidiaries or any Guarantor contained in this Agreement or in the other Loan Documents, certificate or other writing delivered to the Agent or any Lender pursuant hereto or thereto shall be true and correct in all respects on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date);

(b)  no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof;

(c)  no injunction, writ, restraining order, or other order of any nature restricting or prohibiting, directly or indirectly, the extending of such credit shall have been issued and remain in force by any Governmental Authority against Borrower, Agent, or any Lender; and

(d)  no Material Adverse Change shall have occurred since December 31, 2006.

3.3  Term.  This Agreement shall continue in full force and effect for a term ending on September 27, 2011; provided that if, on or prior to such date, the Convertible Subordinated Notes are (i) converted, in their entirety, into equity and there are no cash payment obligations (contingent or otherwise) or future commitments outstanding with respect thereto at such time, or (ii) otherwise refinanced or replaced pursuant to Refinancing Indebtedness with a maturity date not earlier than June 27, 2013, the term of this Agreement shall end on December 27, 2012 (the “Maturity Date”).  The foregoing notwithstanding, the Lender Group, upon the election of the Required Lenders, shall have the right to terminate its obligations under this Agreement immediately and without notice upon the occurrence and during the continuation of an Event of Default.

3.4  Effect of Termination.  On the date of termination of this Agreement, all Obligations (including contingent reimbursement obligations of Borrower with respect to outstanding Letters of Credit and including all Bank Product Obligations) immediately shall become due and payable without notice or demand (including the requirement that Borrower provide (a) Letter of Credit Collateralization, and (b) Bank Product Collateralization).  No termination of this Agreement, however, shall relieve or discharge Borrower or its Subsidiaries of their duties, Obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall remain in effect until all Obligations have been paid in full and the Lender Group’s obligations to provide additional credit hereunder have been terminated.  When this Agreement has been terminated and all of the Obligations have been paid in full and the Lender Group’s obligations to provide additional credit under the Loan Documents have been terminated irrevocably, Agent will, at Borrower’s sole expense, without recourse, representation or warranty, execute and deliver any payoff letters, termination statements, lien releases, mortgage releases, re-assignments of trademarks, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent with respect to the Obligations.  Any remaining cash collateral relating to Letter of Credit Usage and Bank Product Obligations and any back up letter of credit with an undrawn amount shall be returned to Borrower (a) in the case of any Letter of Credit surrendered for termination, no later than ten (10) Business Days following such surrender to Agent or the Issuing Lender of such Letters of Credit, (b) in the case of any Letter of Credit that expires, no later than thirty (30) days of the expiration of such Letters of Credit, and (c) in the case of the Bank Product Reserve, no later than ten (10) Business Days following the termination of the Bank Product Obligations.

3.5  Early Termination by Borrower.  Borrower has the option, at any time upon ten (10) Business Days’ prior written notice to Agent, to terminate this Agreement and terminate the Commitments hereunder by paying to Agent, in cash, the Obligations (including (a) providing Letter of Credit Collateralization with respect to the then existing Letter of Credit Usage and (b) providing Bank Product Collateralization with respect to the then existing Bank Products), in full.  If Borrower has sent a notice of termination pursuant to the provisions of this Section, then, unless otherwise agreed by the Agent, the Commitments shall terminate and Borrower shall be obligated to repay the Obligations (including (a) providing Letter of Credit Collateralization with respect to the then existing Letter of Credit Usage and (b) providing Bank Product Collateralization with respect to the then existing Bank Products), in full on the date set forth as the date of termination of this Agreement in such notice.

4.  REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, Borrower makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all respects, as of the date hereof, and at and as of the date of the making of each Advance (or other extension of credit) made thereafter, as though made on and as of the date of such Advance (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date which shall have been true, correct and complete as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1  No Encumbrances.  Schedule 4.1 (as updated from time to time) sets forth all Real Property (other than Oil and Gas Properties) owned, leased, subleased or used by Parent or any of its Subsidiaries. Parent and its Subsidiaries have good and indefeasible title to, or a valid leasehold interest in, their personal property assets and good and marketable title to, or a valid leasehold interest in, their Real Property (other than Oil and Gas Properties), in each case, free and clear of Liens except for Permitted Liens.  Schedule 4.1 (as updated from time to time) also describes any purchase options, rights of first refusal or other similar contractual rights in favor of any Parent or any of its Subsidiaries pertaining to any Real Property (other than Oil and Gas Properties) owned or leased by Parent or any of its Subsidiaries.  As of the Closing Date, no portion of any Real Property (other than Oil and Gas Properties) has suffered any material damage by fire or other casualty loss which has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied.  Except as could not reasonably be expected to cause a Material Adverse Change, all permits required to have been issued or appropriate to enable the Real Property (other than Oil and Gas Properties) to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect in all respects.

4.2  Margin Stock.  No Loan Party nor any Subsidiary of a Loan Party is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin security” as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as “Margin Stock”).  No Loan Party nor any Subsidiary of a Loan Party owns any Margin Stock, and none of the proceeds of the Term Loan, Advances or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry any Margin Stock or for any other purpose which might cause any of the Term Loan, Advances or other extensions of credit under this Agreement to be considered a “purpose credit” within the meaning of Regulation T, U or X of the Federal Reserve Board.

4.3  Brokers.  No broker or finder acting on behalf of any Loan Party brought about the obtaining, making or closing of the Loans and no Loan Party has any obligation to any Person in respect of any finder’s or brokerage fees in connection therewith.

4.4  Jurisdiction of Organization; Location of Chief Executive Office; Organizational Identification Number; Commercial Tort Claims.

(a)  The name of (within the meaning of Section 9-503 of the Code) and jurisdiction of organization of Parent and each of its Subsidiaries is set forth on Schedule 4.4(a) or as otherwise notified to the Agent pursuant to and as permitted by Section 6.5.

(b)  The chief executive office of Parent and each of its Subsidiaries is located at the address indicated on Schedule 4.4(b) or as otherwise notified to the Agent pursuant to and as permitted by Section 6.5.

(c)  Parent’s and each of its Subsidiaries’ tax identification numbers and organizational identification numbers, if any, are identified on Schedule 4.4(c) or as otherwise notified to the Agent pursuant to and as permitted by Section 6.5.

(d)  As of the Closing Date, neither Borrower nor any of its Subsidiaries holds any commercial tort claims, except as set forth on Schedule 4.4(d).

4.5  Due Organization and Qualification; Compliance with Laws; Subsidiaries.

(a)  Borrower is duly organized and existing and in good standing under the laws of the jurisdiction of its organization and qualified to do business in any state where the failure to be so qualified reasonably could be expected to result in a Material Adverse Change.

(b)  Set forth on Schedule 4.5(b), is a complete and accurate description of the authorized capital Stock of Parent, by class, as of the Closing Date, and a description of the number of shares of each such class that are issued and outstanding as of the Closing Date.  As of the Closing Date, other than relating to the Convertible Subordinated Notes and other than as described on Schedule 4.5(b), there are no subscriptions, options, warrants, or calls relating to any shares of Parent’s capital Stock, including any right of conversion or exchange under any outstanding security or other instrument.  Other than relating to the Convertible Subordinated Notes and other than as described on Schedule 4.5(b), Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital Stock or any security convertible into or exchangeable for any of its capital Stock.

(c)  Set forth on Schedule 4.5(c), is a complete and accurate description of the authorized capital Stock of Borrower, by class, and a description of the number of shares of each such class that are issued and outstanding.  There are no subscriptions, options, warrants, or calls relating to any shares of Borrower’s capital Stock, including any right of conversion or exchange under any outstanding security or other instrument.  Borrower is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital Stock or any security convertible into or exchangeable for any of its capital Stock. Set forth on Schedule 4.5(c) or as otherwise notified to the Agent pursuant to Section 5.15, is a complete and accurate list of Borrower’s direct and indirect Subsidiaries, showing: (i) the jurisdiction of their organization, (ii) the number of shares of each class of common and preferred Stock authorized for each of such Subsidiaries, and (iii) the number and the percentage of the outstanding shares of each such class owned directly or indirectly by Borrower.  Borrower has no joint ventures or similar arrangements with any Person. All of the outstanding capital Stock of each such Subsidiary has been validly issued and is fully paid and non-assessable.

(d)  Except as set forth on Schedule 4.5(d), there are no subscriptions, options, warrants, or calls relating to any shares of Borrower’s Subsidiaries’ capital Stock, including any right of conversion or exchange under any outstanding security or other instrument.  Neither Borrower nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of Borrower’s Subsidiaries’ capital Stock or any security convertible into or exchangeable for any such capital Stock.

(e)  (i)       Neither Parent nor any Subsidiary of Parent is in violation of any law, statute, regulation, ordinance, judgment, order, or decree applicable to it (other than Environmental Law which is addressed in Section 4.11 below), which violation could reasonably be expected to cause a Material Adverse Change.

(ii)       Neither Parent nor any of its Subsidiaries has violated any law in any respect or failed to obtain any license, permit, franchise or other authorization from any Governmental Authority (other than pursuant to any Environmental Law which is addressed in Section 4.11 below) necessary for the ownership of any of its Oil and Gas Properties or the conduct of its business which failure could not reasonably be expected to cause a Material Adverse Change.  Except as could not reasonably be expected to cause a Material Adverse Change, the Oil and Gas Properties of Parent and its Subsidiaries (and assets and properties utilized therewith) have been maintained, operated and developed in a good and workmanlike manner and in conformity with all applicable laws and all rules, regulations and orders of all Governmental Authorities having jurisdiction (other than pursuant to any Environmental Law which is addressed in Section 4.11 below) and in conformity with the provisions of all leases, subleases or other contracts comprising a part of the Hydrocarbon Interests and other contracts and agreements forming a part of such Oil and Gas Properties; specifically in this connection, (A) no Oil and Gas Property of Parent (or any of its Subsidiaries) is subject to having allowable production reduced below the full and regular allowable production (including the maximum permissible tolerance) because of any overproduction (whether or not the same was permissible at the time) prior to the Closing Date and (B) none of the wells comprising a part of any Oil and Gas Property (or assets and properties utilized therewith) is deviated from the vertical, except to the extent such deviation could not reasonably be expected to result in a Material Adverse Change, and such wells are, in fact, bottomed under and are producing from, and the well bores are wholly within, such Oil and Gas Properties (or in the case of wells located on Real Property utilized therewith, such utilized Real Property) covered by the leases.

4.6  Due Authorization; No Conflict.

(a)  The execution, delivery, and performance by Borrower of this Agreement and the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of Borrower and Borrower has full power and authority to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

(b)  The execution, delivery, and performance by Borrower of this Agreement and the other Loan Documents to which it is a party do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to Borrower, the Governing Documents of Borrower, or any order, judgment, or decree of any court or other Governmental Authority binding on Borrower, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of Borrower or require any approval or consent of any Person under any Material Contract of Borrower, other than consents or approvals that have been obtained and that are still in force and effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any properties or assets of Borrower, other than Permitted Liens, or (iv) require any approval of Borrower’s interest holders, other than approvals that have been obtained and that are still in force and effect.

(c)  Except as set forth on Schedule 4.6, and other than the filing of financing statements, the recordation of the Mortgages, and other filings or actions necessary to perfect Liens granted to Agent in the Collateral, the execution, delivery, and performance by Borrower of this Agreement and the other Loan Documents to which Borrower is a party do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than consents or approvals that have been obtained and that are still in force and effect and the necessary filings, notices and recording of Mortgages and other actions necessary to reflect the Liens granted to the Agent in the Collateral.

(d)  This Agreement and the other Loan Documents to which Borrower is a party, and all other documents contemplated hereby and thereby, when executed and delivered by Borrower will be the legally valid and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(e)  Agent’s Liens on all of the assets of the Loan Parties, including the Oil and Gas Properties (other than the Oil and Gas Properties that are not expressly required to be mortgaged under the terms of this Agreement and the other Loan Documents), are validly created, perfected (other than any Deposit Accounts and Securities Accounts not subject to a Control Agreement as permitted by Section 6.12, and subject only to the filing of financing statements and the recordation of the Mortgages), and first priority Liens, subject only to Permitted Liens.

(f)  The execution, delivery, and performance by each Guarantor of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Guarantor and each Guarantor has full power and authority to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

(g)  The execution, delivery, and performance by each Guarantor of the Loan Documents to which it is a party do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to such Guarantor, the Governing Documents of such Guarantor, or any order, judgment, or decree of any court or other Governmental Authority binding on such Guarantor, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of such Guarantor or require any approval or consent of any Person under any Material Contract of such Guarantor, other than consents or approvals that have been obtained and that are still in force and effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any properties or assets of such Guarantor, other than Permitted Liens, or (iv) require any approval of such Guarantor’s interest holders other than approvals that have been obtained and that are still in force and effect.

(h)  Other than the filing of financing statements, the recordation of the Mortgages, and other filings or actions necessary to perfect Liens granted to Agent in the Collateral, the execution, delivery, and performance by each Guarantor of the Loan Documents to which such Guarantor is a party do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than as expressly contemplated by the Loan Documents, and consents or approvals that have been obtained and that are still in force and effect.

(i)  The Loan Documents to which each Guarantor is a party, and all other documents contemplated hereby and thereby, when executed and delivered by such Guarantor will be the legally valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(j)  No Default or Event of Default exists.

4.7  Litigation.  Other than those matters disclosed on Schedule 4.7 and other than matters arising after the Closing Date that reasonably could not be expected to result in a Material Adverse Change, there are no actions, suits, or proceedings pending or, to the best knowledge of Borrower, threatened against Borrower or any of its Subsidiaries.

4.8  No Material Adverse Change.

(a)  All of Parent’s consolidated financial statements that have been delivered by Borrower to the Lender Group have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and present fairly in all material respects, the Parent’s and its consolidated Subsidiaries’ financial condition as of the date thereof and results of operations for the period then ended.  Since the date of the most recent financial statements included in Parent’s reports filed with the SEC on Form 10-K and 10-Q, as applicable, there has not been a Material Adverse Change.

(b)  The Projections, including any Projections delivered on or before the Closing Date, when submitted to Agent as required pursuant to the Loan Documents represent Parent’s and Borrower’s good faith estimate of the future financial performance of Parent and its consolidated Subsidiaries for the periods set forth therein.  The Projections have been prepared on the basis of the assumptions set forth therein, which Parent and Borrower believe were fair and reasonable in light of current and reasonably foreseeable business conditions at the time submitted to Agent.

4.9  Fraudulent Transfer.

(a)  Each of Parent and each of its Subsidiaries is Solvent.

(b)  No transfer of property is being made by Parent or its Subsidiaries and no obligation is being incurred by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of Parent or its Subsidiaries.

4.10  Employee Benefits.  None of Parent, any of its Subsidiaries, or any of their ERISA Affiliates maintains or contributes to any Pension Plan, Multiemployer Plan or other Benefit Plan.

4.11  Environmental Condition.  Except as set forth on Schedule 4.11, or after the date of this Agreement, otherwise disclosed in writing, pursuant to Section 5.12, by Parent or Borrower to the Agent, and except as would not reasonably be expected to cause a Material Adverse Change.

(a)  Parent, its Subsidiaries and their businesses and operations, including such businesses and operations at any Real Property and any former business and operations at real property formerly owned, leased, operated, managed, or occupied by Parent, its Subsidiaries or any of their predecessors in interest (the “Former Real Property”) are and have been in compliance with, and none of Parent nor any of its Subsidiaries has liability under, any applicable Environmental Laws;

(b)  Parent and its Subsidiaries have obtained all permits required for the conduct of their business and operations, and the ownership, operation and use of the Real Property, under all applicable Environmental Laws (the “Environmental Permits”).  Parent and its Subsidiaries are in compliance with the terms and conditions of such Environmental Permits, and all such Environmental Permits are valid and in good standing.  No expenditures or operational adjustments, other than those in the ordinary course of business, are reasonably anticipated to be required to remain in compliance with the terms and conditions of, or to renew or modify such Environmental Permits;

(c)  There has been no Release or threatened Release or any handling, management, generation, treatment, storage or disposal of Hazardous Materials on, at, under or from any Real Property or Former Real Property that has resulted in, or is reasonably likely to result in, a material Environmental Liability for Parent or any of its Subsidiaries;

(d)  There is no Environmental Action or Environmental Liability pending or, to the knowledge of Parent or its Subsidiaries, threatened against Parent or its Subsidiaries, or relating to the operations of Parent or its Subsidiaries, and, to the knowledge of Parent or its Subsidiaries, there are no actions, activities, circumstances, conditions, events or incidents that are reasonably likely to form the basis of such an Environmental Action or Environmental Liability against Parent or any of its Subsidiaries, including with respect to operations at any Real Property and former operations at any Former Real Property;

(e)  To the knowledge of Parent and its Subsidiaries, no person with an indemnity, contribution or other obligation to any of Parent or its Subsidiaries relating to compliance with or liability under Environmental Law is in default with respect to any such indemnity, contribution or other obligation;

(f)  None of Parent or its Subsidiaries is conducting, financing or is obligated to perform any Response Action or otherwise incur any expense under Environmental Law pursuant to any Environmental Action or agreement by which it is bound or has expressly assumed by contract or agreement;

(g)  No Real Property or facility owned, operated or leased by Parent or its Subsidiaries and, to the knowledge of Parent or its Subsidiaries, no Former Real Property is (i) listed or proposed for listing on the National Priorities List as defined in and promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq. (“CERCLA”) or (ii) included on any similar list maintained by any Governmental Authority that indicates that any Parent or Subsidiary has or may have an obligation to undertake any Response Action;

(h)  No Environmental Lien has been recorded with respect to any owned Real Estate Property or, to the knowledge of Parent or any of its Subsidiaries, with respect to any facility leased or operated by Parent or its Subsidiaries, and to the knowledge of Parent and its Subsidiaries, no Environmental Lien has been threatened with respect to any Real Property;

(i)  Parent or its Subsidiaries have made available to the Lenders all records and files in the possession, custody or control of, or otherwise reasonably available to, Parent or its Subsidiaries concerning compliance with or liability or obligation under Environmental Law, including those concerning the environmental condition of the Real Property or the existence of Hazardous Materials at the Real Property or Former Real Property; and

(j)  The representations and warranties set forth in this Section 4.11 shall be the sole representations and warranties of Parent and its Subsidiaries under the Loan Documents relating to environmental matters.

4.12  Intellectual Property.  Except with respect to Seismic Licenses, Parent and its Subsidiaries own, or hold licenses in, all trademarks, trade names, copyrights, patents, patent rights, and licenses that are necessary to the conduct of its business as currently conducted, and attached hereto as Schedule 4.12 (as updated from time to time) is a true, correct, and complete listing of all material patents, patent applications, trademarks, trademark applications, copyrights, and copyright registrations as to which Parent or one of its Subsidiaries is the owner or is an exclusive licensee; provided, however, that Borrower may amend Schedule 4.12 to add additional property so long as such amendment occurs by written notice to Agent not less than 10 days after the date on which Parent or any Subsidiary of Parent acquires any such property after the Closing Date.

4.13  Leases.  Parent and its Subsidiaries enjoy peaceful and undisturbed possession under all leases covering any Proved Oil and Gas Property and any other Real Property material to their business and to which they are parties or under which they are operating, and all of such leases are valid and subsisting and no material default by Parent or its Subsidiaries exists under any of them.  Except as set forth on Schedule 4.13, there are no leases, subleases, contracts or other operating agreements that allocate operating expenses to Parent or any of its Subsidiaries in excess of its working interest as reflected in the most recent Reserve Report in the particular Oil and Gas Property subject to such lease, the sublease, contract or other operating agreement.

4.14  Deposit Accounts and Securities Accounts.  Set forth on Schedule 4.14 is a listing of all of Parent’s and its Subsidiaries’ Deposit Accounts and Securities Accounts, including, with respect to each bank or securities intermediary (a) the name and address of such Person, and (b) the account numbers of the Deposit Accounts or Securities Accounts maintained with such Person.  So long as no Default or Event of Default has occurred and is continuing, Borrower may amend Schedule 4.14 to add or replace a Deposit Account or Securities Account; provided, however, that (i) such prospective bank or securities intermediary shall be reasonably satisfactory to Agent, and (ii) prior to the time of the opening of such Deposit Account or Securities Account, Parent (or its Subsidiary, as applicable) and such prospective bank or securities intermediary shall have executed and delivered to Agent a Control Agreement.

4.15  Complete Disclosure.  None of the factual information (taken as a whole) furnished by or on behalf of Parent or its Subsidiaries in writing to Agent or any Lender (including all information contained in the Schedules hereto or in the other Loan Documents) for purposes of or in connection with this Agreement, the other Loan Documents, or any transaction contemplated herein or therein contains, and none of the other factual information (taken as a whole) hereafter furnished by or on behalf of Parent or its Subsidiaries in writing to Agent or any Lender will contain, any material misstatement of fact or omits, or will omit, to state any fact necessary to make such information not misleading in any material respect at such time in light of the circumstances under which such information was provided, it being understood that the factual information referenced in this sentence shall not include the Projections or other forecasts or forward looking statements provided to the Agent or the Lender Group.  On the Closing Date, the Projections provided represent, and as of the date on which any other projections are delivered to Agent, such additional projections represent, Borrower’s good faith estimate of its and its Subsidiaries future performance for the periods covered thereby based upon assumptions believed by Borrower to be reasonable at the time of the delivery thereof to Agent (it being understood that such projections and forecasts are subject to uncertainties and contingencies, many of which are beyond the control of Borrower and its Subsidiaries and no assurances can be given that such projections or forecasts will be realized and further understood that projections concerning reserves or production volumes attributable to the Oil and Gas Properties and production and cost estimates contained in the projections are necessarily based upon professional opinions, estimates and projections and that Borrower and the Subsidiaries do not warrant that such opinions, estimates and projections will ultimately prove to have been accurate, provided that all such projections shall be prepared in good faith based upon assumptions believed by Borrower to be reasonable at the time of the delivery thereof to Agent and consistent with industry standards).

4.16  Indebtedness.  Set forth on Schedule 4.16 is a true and complete list of all Indebtedness of Parent and its Subsidiaries outstanding immediately prior to the Closing Date that is to remain outstanding after the Closing Date and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date.

4.17  Material Contracts.  As of the Closing Date, set forth on Schedule 4.17 is a list of all Material Contracts of Parent and its Subsidiaries.  Borrower has complied with its obligations pursuant to Section 5.17. Except for matters which, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change, each Material Contract (other than those that have expired at the end of their normal terms) (a) is in full force and effect, and is binding upon and enforceable against Parent or its Subsidiary, as applicable, and, to the Borrower’s knowledge, each other Person that is a party thereto in accordance with its terms, (b) has not been otherwise amended or modified (other than amendments or modifications permitted by Section 6.7(c)) and (c) is not in default due to the action or inaction of Parent or any of its Subsidiaries.

4.18  Government Regulation.  Neither Parent nor any Subsidiary of Parent is an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940 as amended.  Neither Parent nor any Subsidiary of Parent is subject to regulation under the Public Utility Holding Company Act of 2005, the Federal Power Act, or any other federal or state statute that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder. The Advances and the other transactions contemplated hereunder, the application of the proceeds thereof and repayment thereof comply in all material respects with any such statute or any rule, regulation or order issued by the SEC.

4.19  Foreign Assets Control Regulations, Etc.

(a)  Neither Parent nor any Subsidiary of Parent is in violation in any material respect of the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b)   Neither Parent nor any of its respective Subsidiaries (i) is, or will become, a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (ii) engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any such Person.  Parent and its Subsidiaries are in compliance, in all material respects, with the USA Patriot Act.

(c)  No part of the proceeds from the loans made hereunder will be used by Borrower, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

4.20  Insurance and Bonds.  Schedule 4.20 lists, as of the Closing Date, all insurance policies of any nature maintained for current occurrences by Borrower and each Guarantor, as well as a summary of the terms of each such policy.  Neither Borrower nor any Guarantor is in default of any obligation under any such policy.  Except as set forth on Schedule 4.20, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy.  Schedule 4.20 contains an accurate and complete description, as of the Closing Date, of all performance bonds related to operations on or pertaining to the Oil and Gas Properties of Parent and its Subsidiaries. Such bonds and insurance policies comply with all requirements of law and all agreements to which Parent and each of its Subsidiaries is a party, except to the extent that such noncompliance can not reasonably be expected to cause a Material Adverse Change; are valid, outstanding and enforceable policies; provide adequate coverage in at least such amounts and against at least such risks (but including in any event public liability) as are required by Governmental Authorities and/or usually insured or bonded against in the same general area by companies engaged in the same or a similar business for the assets and operations of Parent and its Subsidiaries in the same or similar locations; will remain in full force and effect through the respective dates set forth in Schedule 4.20 without the payment of additional premiums except as set forth on Schedule 4.20; and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.  Neither Parent nor any Subsidiary has been refused any bonds or insurance with respect to its assets or operations, nor has its coverage been limited below usual and customary bond or policy limits, by any bonding company or insurance carrier to which it has applied for any such bond or insurance or with which it has carried insurance during the three years prior to the Closing Date.  To the extent any insurance policy has a cash surrender, rebate or similar value, there is no restriction, Lien or other encumbrance affecting any of Parent’s or its Subsidiaries receipt or claim of such value, and no obligation or agreement to pay, directly or indirectly, such value to any other party exists other in favor of the Lenders.

4.21  Government Contracts.  Except as set forth in Schedule 4.21 and other than leases and other agreements (but not excluding agreements pursuant to which or by which receivables are created in favor of any Loan Party) relating to Oil and Gas Properties, neither Parent nor any of its Subsidiaries is a party to any contract or agreement with any Governmental Authority and neither Parent’s nor any Subsidiary’s Accounts are subject to the Federal Assignment of Claims Act, as amended  (31 U.S.C. Section 3727).

4.22  Taxes.  All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by Parent and its Subsidiaries have been filed with the appropriate Governmental Authority (and all such returns, reports and statements accurately reflect in all material respects all liabilities of each respective Parent and its Subsidiaries for the periods covered thereby) and all charges have been paid prior to the date on which any material fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding charges or other amounts that are subject to a Permitted Protest.  Proper and accurate amounts have been withheld by Parent and its Subsidiaries from its respective employees for all periods in full and complete compliance with all applicable federal, state, local and foreign law and such withholdings have been timely paid to the respective Governmental Authorities.  Schedule 4.22 sets forth as of the Closing Date those taxable years for which Parent’s and its Subsidiaries’ tax returns are currently being audited by the IRS or any other applicable Governmental Authority and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding.  As of the Closing Date and except as set forth on Schedule 4.22, there is no action, suit, proceeding, investigation, audit or claim now pending or threatened by any authority regarding any taxes relating to Parent or its Subsidiaries, which, either individually or in the aggregate, could reasonably be expected to cause a Material Adverse Change or to result in a material liability to Parent or its Subsidiaries.  Except as described on Schedule 4.22, neither Parent nor any of its Subsidiaries has executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any charges or other amounts.  None of Parent or its Subsidiaries and their respective predecessors (or to Borrower’s knowledge, as a transferee) are liable for any charges or other amounts under any tax agreement (including any tax sharing agreements).  As of the Closing Date, neither Parent nor its Subsidiaries has agreed or been requested to make any adjustment under IRC Section 481(a), by reason of a change in accounting method or otherwise, which could cause a Material Adverse Change.

4.23  Gas, Imbalances, Prepayments.  As of the date hereof, except as set forth on Schedule 4.23 or on the most recent certificate delivered pursuant to Section 5.20(c), on a net basis there are no gas imbalances, take or pay or other similar arrangements or any prepayment with respect to any of the Oil and Gas Properties of Parent or any of its Subsidiaries, which would require such Person either to make cash settlements for such production or require Parent or any of its Subsidiaries to deliver Hydrocarbons produced from the Oil and Gas Properties at some future time in any case without then or thereafter receiving full payment therefor exceeding the amount permitted pursuant to Section 6.17.

4.24  Swap Agreements.  Schedule 4.24 sets forth, as of the Closing Date, a true and complete list of all Swap Agreements (including any commodity price swap agreements, forward agreements or contracts of sale which provide for prepayment for deferred shipment or delivery of Hydrocarbons or other commodities) of Parent and its Subsidiaries, the material terms thereof (including the type, term, effective date, termination date and notional amounts or volumes), all credit support agreements relating thereto (including any margin required or supplied), and the counterparty to each such agreement.

4.25  Location of Real Property and Leased Premises.

(a)  Schedule 4.25 lists completely and correctly as of the Closing Date all material Oil and Gas Properties that are Real Property whether leased or owned by Parent (and its Subsidiaries, as applicable) and the lands covered or respective addresses (if any), as applicable, counties and states thereof.

(b)  Parent (and each of its Subsidiaries) has Defensible Title to all of its Proved Oil and Gas Properties set forth on Schedule 4.25 which constitute Real Property and good and indefeasible title to all of its Proved Oil and Gas Properties which constitute personal property, except for (i) such imperfections of title which do not in the aggregate materially detract from the value thereof to, or the use thereof in, the business of Parent (or its Subsidiaries, as applicable) and (ii) Permitted Liens.  The quantum and nature of the interest of Parent and its Subsidiaries in and to the Oil and Gas Properties as set forth in the Initial Reserve Report or the most recent Reserve Report, as the case may be, includes the entire interest of Parent and its Subsidiaries in such Oil and Gas Properties as of the date of the Initial Reserve Report or such applicable Reserve Report delivered by Borrower to Agent pursuant to Section 5.20, as the case may be, and are complete and accurate in all material respects as of the date of the Initial Reserve Report or such applicable Reserve Report, as the case may be; and there are no “back-in” or “reversionary” interests held by third parties which could materially reduce the interest of Parent (or any of its Subsidiaries, as the case may be) in such Oil and Gas Properties except as expressly set forth in the Initial Reserve Report or the most recent Reserve Report, as the case may be.  Except as set forth on Schedule 4.25, the ownership of the Oil and Gas Properties by Parent and each of its Subsidiaries shall not in any material respect obligate Parent or any such Subsidiary to bear the costs and expenses relating to the maintenance, development or operations of each such Oil and Gas Property in an amount in excess of the working interest of record of Parent (or any such Subsidiary, as applicable) in each Oil and Gas Property set forth in the Initial Reserve Report or the most recent Reserve Report, as the case may be.

(c)  Parent’s and each of its Subsidiaries’ marketing, gathering, transportation, processing and treating facilities and equipment, together with any marketing, gathering, transportation, processing and treating contracts in effect between and/or among Parent, its Subsidiaries and any other Person, are or are reasonably anticipated to be sufficient to gather, transport, process and/or treat, volumes of production of Hydrocarbons from the Oil and Gas Properties of Parent and its Subsidiaries, as applicable, that are contemplated by the Initial Reserve Report or most recent Reserve Report, as the case may be.

4.26  Nature of Business.  Neither Parent nor any of its Subsidiaries is engaged in any business other than the Oil and Gas Business within the continental United States and Canada.

4.27  Seismic Licenses.  To the extent not prohibited by the terms thereof, or any confidentiality agreement, Schedule 4.27 identifies all of the license agreements relating to the performance of seismic exploration on the Oil and Gas Properties (“Seismic Licenses”) to which Parent and its Subsidiaries are a party as of the date hereof.  With respect to the Seismic Licenses: (i) all Seismic Licenses are in effect and have not expired or terminated; (ii) neither Parent nor any Subsidiary is in material breach or material default, and there has occurred no event, fact, or circumstance, that, with the lapse of time or the giving of notice, or both, would constitute such a material breach or material default by Parent or any of its Subsidiaries, as applicable, with respect to the terms of any Seismic License; and (iii) neither Parent, nor any Subsidiary thereof, nor, to the knowledge of Parent and its Subsidiaries, any other party to any Seismic License has given written notice of any action to terminate, cancel, rescind, or procure a judicial reformation of any Seismic License or any provision thereof.

4.28  Marketing of Production.  Except for contracts listed and in effect on the date hereof on Schedule 4.28, and thereafter either disclosed in writing to Agent or included in the most recently delivered Reserve Report (with respect to all of which contracts Borrower represents that it, the Parent and its Subsidiaries are receiving a price for all production sold thereunder which is computed substantially in accordance with the terms of the relevant contract and are not having deliveries curtailed substantially below the subject Property’s delivery capacity), no material agreements exist which are not cancelable on sixty (60) days notice or less without penalty or detriment for the sale of production from Borrower’s or its Subsidiaries’ (or Parent’s) Hydrocarbons (including, without limitation, calls on or other rights to purchase, production, whether or not the same are currently being exercised) that (a) pertain to the sale of production at a fixed price and (b) have a maturity or expiry date of more than six (6) months from the date hereof.  All proceeds from the sale of Borrower’s (and its Subsidiaries’ and Parent’s) Hydrocarbon Interests from their Oil and Gas Properties will be paid in full to the applicable party by the purchaser thereof on a timely basis, and none of such proceeds are currently being held in suspense by such purchaser or any other Person.  Except as set forth in Schedule 4.28, none of the Oil and Gas Properties of Parent or any Subsidiary thereof are subject to any contractual or other arrangement whereby payment for production therefrom is to be deferred for a substantial period of time after the month in which such production is delivered (i.e., in the case of oil, not in excess of sixty (60) days, and in the case of gas, not in excess of ninety (90) days).

4.29  Senior Indebtedness.  The Obligations constitute “Senior Indebtedness” under the terms of the Subordination and Intercreditor Agreement, the Loan Documents constitute “Bank Loan Documents” , the Lenders and Agent constitute “Senior Lenders” and the Bank Product Providers constitute “Senior Affiliates” each under the terms of the Subordination and Intercreditor Agreement.

5.  AFFIRMATIVE COVENANTS.

Borrower covenants and agrees that, until termination of all of the Commitments and repayment in full of the Obligations, Borrower shall and shall cause Parent and each of its Subsidiaries to do all of the following:

5.1  Accounting System.  Maintain a system of accounting that enables Parent to produce financial statements in accordance with GAAP and maintain records pertaining to the Collateral in accordance with customary industry practice.

5.2  Collateral Reporting.  Provide Agent (and if so requested by Agent, with copies for each Lender) with each of the reports set forth on Schedule 5.2 at the times specified therein.

5.3  Financial Statements, Reports, Certificates.  Deliver to Agent, with copies to each Lender, each of the financial statements, reports, or other items set forth on Schedule 5.3 at the times specified therein.  In addition, Borrower agrees that no Subsidiary of Borrower or Parent will have a fiscal year different from that of Borrower.

5.4  Guarantor Reports.  Cause each Guarantor to deliver its annual financial statements at the time when Borrower provides its audited financial statements to Agent, but only to the extent such Guarantor’s financial statements are not consolidated with Borrower’s financial statements.

5.5  Inspection. Permit Agent, each Lender, and each of their duly authorized representatives or agents, at the sole cost of Borrower, to visit any of the properties of Parent or its Subsidiaries and inspect any of the assets or books and records of Parent or any of its Subsidiaries, to examine and make copies of the books and records of Parent or its Subsidiaries, and to discuss the affairs, finances, and accounts with, and to be advised as to the same by, the officers and employees of Parent or its Subsidiaries at such reasonable times and intervals as Agent or any such Lender may designate and, so long as no Event of Default exists, with reasonable prior notice to Borrower; provided, however, that so long as no Event of Default shall have occurred and be continuing, Borrower shall not be responsible for the costs of more than two (2) inspection visits per calendar year.

5.6  Maintenance of Properties.  Borrower will, and will cause each of its Subsidiaries and Parent to:

(a)  prudently operate its Proved Oil and Gas Properties for the production of Hydrocarbons, operate its other Properties and, to the extent Parent or one of its Subsidiaries is not the operator of a Property in which it has an interest, Borrower shall use commercially reasonable efforts to cause the operator to operate such Property, in each case in accordance with the practices of the industry, in material compliance with all applicable Material Contracts, in the case of Proved Oil and Gas Properties in accordance with good engineering practices consistent with industry practice except as could not reasonably be expected to result in a Material Adverse Change, and in all cases, in compliance with all applicable laws, including, without limitation, applicable proration requirements (other than Environmental Laws, which are addressed in Section 5.12 below), and all other applicable laws, rules and regulations of every other Governmental Authority from time to time constituted to regulate the development and operation of its Oil and Gas Properties and the production and sale of Hydrocarbons and other minerals therefrom except for the non-compliance of which could not reasonably be expected to result in a Material Adverse Change;

(b)  keep and maintain all Property material to the conduct of its business in good working order and condition, ordinary wear and tear and casualty events excepted, preserve, maintain and keep in good repair, working order (ordinary wear and tear and casualty events excepted) all of its material Proved Oil and Gas Properties and other material Properties, including, without limitation, all equipment, machinery, facilities, and marketing, gathering, transportation and processing assets and, from time to time, will make all the reasonably necessary repairs, renewals and replacements so that at all times the state and conditions of such Oil and Gas Properties and other material Properties will be fully preserved and maintained in a manner sufficient to permit reasonable operation in accordance with good oilfield practices, except to the extent a portion of such assets is no longer capable of producing Hydrocarbons in economically reasonable amounts;

(c)  except for payments subject to a Permitted Protest, promptly pay and discharge prior to the expiration of any applicable cure period, or make efforts to cause to be paid and discharged, all material delay rentals, royalties, expenses and indebtedness accruing under Material Contracts affecting or pertaining to its Proved Oil and Gas Properties in a manner that could reasonably be expected to keep unimpaired their material rights with respect thereto and prevent any forfeiture thereof or other default thereunder; and

(d)  promptly perform or make reasonable and customary efforts to cause to be performed, in accordance with industry standards, the obligations required by each and all of the Material Contracts affecting its interests in its Proved Oil and Gas Properties and other material Properties  in a manner that could reasonably be expected to keep unimpaired, except for Permitted Liens, its rights with respect thereto and prevent any forfeiture thereof, a default thereunder, or any deficiency payment thereunder, except to the extent a portion of such properties is no longer capable of producing Hydrocarbons in economically reasonable amounts.

5.7  Taxes.  Cause all assessments and taxes, whether real, personal, or otherwise, due or payable by, or imposed, levied, or assessed against Parent, Borrower, their Subsidiaries, or any of their respective assets to be paid in full, before delinquency or before the expiration of any extension period, except to the extent that the validity of such assessment or tax shall be the subject of a Permitted Protest.  Borrower will and will cause its Subsidiaries and Parent to make timely payment or deposit of all tax payments and withholding taxes required of it and them by applicable laws, including those laws concerning F.I.C.A., F.U.T.A., state disability, and local, state, and federal income taxes, and will, upon request, furnish Agent with proof satisfactory to Agent indicating that Parent and its Subsidiaries have made such payments or deposits.

5.8  Insurance.

(a)  At Borrower’s expense, maintain insurance respecting its and its Subsidiaries’ assets (and the Parent) wherever located, covering loss or damage by fire, theft, explosion, and all other hazards and risks as ordinarily are insured against by other Persons engaged in the same or similar businesses operating in the same or similar locations.  The Parent and its Subsidiaries shall maintain public liability, and product liability insurance, as well as insurance against larceny, embezzlement, and criminal misappropriation.  In addition, each of the the Parent and its Subsidiaries shall maintain performance bonds in respect of its operations related to its respective Oil and Gas Properties in such amounts and in such manner as is customary for companies engaged in the same or similar business operating in the same or similar locations.  All such policies of insurance shall be in such amounts and with such insurance companies as are reasonably satisfactory to Agent, it being agreed that the insurance policies and amounts maintained by Parent and its Subsidiaries as of the Closing Date are satisfactory.  Borrower shall deliver copies of all such policies to Agent with an endorsement naming Agent (on behalf of the Lenders) as loss payee (under a satisfactory lender’s loss payable endorsement) or additional insured, as appropriate.  Each policy of insurance or endorsement shall contain a clause requiring the insurer to give not less than thirty (30) days prior written notice to Agent in the event of cancellation of the policy for any reason whatsoever.  During the period of the drilling of wells and the construction of any other improvements comprising a part of the Oil and Gas Properties of Parent and its Subsidiaries, Borrower shall, cause its contractors or subcontractors to (and shall cause its Subsidiaries and their contractors and subcontractors to), obtain and maintain well control insurance (including coverage for costs and redrilling) and builder’s risk insurance, as applicable, in such form and amounts as is customary in the industry (it being understood that such insurance is not required with respect to drilling and construction associated with coal bed methane wells in Wyoming) and worker’s compensation insurance covering all Persons employed by Parent and its Subsidiaries or its or their agents or subcontractors of any tier in connection with any construction affecting such Oil and Gas Properties, including, without limitation, all agents and employees of Parent and its Subsidiaries and its and their subcontractors with respect to whom death or bodily injury claims could be asserted against Parent or any Subsidiary thereof.  If Borrower or any Guarantor at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay all premiums relating thereto, Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which Agent deems advisable; provided that prior to a Default or Event of Default, Agent shall not obtain any new insurance policies without prior consultation with Borrower.  Agent shall have no obligation to obtain insurance for Borrower or any Guarantor or pay any premiums therefor.  By doing so, Agent shall not be deemed to have waived any Default or Event of Default arising from Borrower’s or any Guarantor’s failure to maintain such insurance or pay any premiums therefor.  All sums so disbursed, including reasonable attorneys’ fees, court costs and other charges related thereto, shall be payable on demand by Borrower to Agent and shall be additional Obligations hereunder secured by the Collateral.

(b)  Agent reserves the right at any time upon any material change in Borrower’s or any Guarantor’s risk profile (including any change laws affecting the potential liability of Borrower or such Guarantor) to require additional forms and limits of insurance to, in Agent’s reasonable opinion, adequately protect both Agent’s and Lenders’ interests in all or any portion of the Collateral and to ensure that each Loan Party is protected by insurance in amounts and with coverage  in compliance with the requirements of Section 5.8(a).  If requested by Agent, Borrower or any Guarantor shall deliver to Agent from time to time a report of a reputable insurance broker, satisfactory to Agent, with respect to its insurance policies.

(c)  Borrower shall give Agent prompt notice of any loss exceeding Two Hundred Fifty Thousand Dollars ($250,000) covered by such insurance.  So long as no Event of Default has occurred and is continuing, Borrower shall have the exclusive right to adjust any losses payable under any such insurance policies.  Following the occurrence and during the continuation of an Event of Default, Agent shall have the exclusive right to adjust any losses payable under any such insurance policies, without any liability to Borrower whatsoever in respect of such adjustments.

(d)  Borrower will not, and will not suffer or permit its Subsidiaries or Parent to, take out separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section 5.8, unless Agent is included thereon as an additional insured or loss payee under a lender's loss payable endorsement.  Borrower shall notify Agent promptly whenever such separate insurance is taken out, specifying the insurer and the type and amount of insurance provided thereunder as to the policies evidencing the same, and copies of such policies shall be provided to Agent promptly after receipt by Loan Parties thereof.

5.9  Compliance with Laws.  Comply with the requirements of all applicable laws, rules, regulations, and orders of any Governmental Authority, other than Environmental Laws (which are addressed in Section 5.12 below) and laws, rules, regulations, and orders (other than Environmental Laws) the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change. Each shall obtain and maintain all licenses, permits, franchises, and governmental authorizations (other than Environmental Permits, which are addressed in Section 5.12 below) required to own its property and to conduct its business as conducted on the Closing Date, except as could not reasonably be expected to result in a Material Adverse Change.

5.10  [Intentionally Omitted.]

        5.11  Existence.  At all times preserve and keep in full force and effect Borrower’s and its Subsidiaries and Parent’s, valid existence and good standing and, except as could not reasonably be expected (either individually or in the aggregate) to result in a Material Adverse Change, any rights, franchises, permits, licenses, accreditations, authorizations, or other approvals material to their businesses.

5.12  Environmental.

(a)  Except as could not reasonably be expected to result in a Material Adverse Change, (i) keep any Real Property free of any Environmental Liens or (ii) post bonds or other financial assurances sufficient to satisfy the obligations or liability evidenced by such Environmental Liens, in each case, to the extent such Environmental Liens arise from any Environmental Liability of Parents or its Subsidiaries;

(b)  Except as could not reasonably be expected to result in a Material Adverse Change, comply with all Environmental Laws and Environmental Permits; obtain and maintain in full force and effect all Environmental Permits; and conduct all actions, including Response Actions, required under any Environmental Actions or applicable Environmental Laws, and in compliance with, the lawful requirements of any Governmental Authority and applicable Environmental Laws;

(c)  Except as could not reasonably be expected to result in a Material Adverse Change, do or cause to be taken all commercially reasonable steps necessary to prevent any Release caused by Parent or any of its Subsidiaries, or any contractor, employee or agent thereof, in, on, under, to or from any Real Property except in full compliance with applicable Environmental Laws or an Environmental Permit, and (ii) ensure that Parent, any Subsidiary, and any contractor, employee or agent thereof, shall not use, store, handle or manage Hazardous Materials in, on, under or from any Real Property except those that are used, stored, handled and managed in compliance with applicable Environmental Laws;

(d)  Except as could not reasonably be expected to result in a Material Adverse Change, undertake all commercially reasonable actions, including Response Actions, necessary, at the sole cost and expense of Borrower or its Subsidiaries, to address (i) any Environmental Action and any obligations thereunder; (ii) any Release at, from or onto any Real Property as required pursuant to Environmental Law or the requirements of any Governmental Authority; and (iii) Environmental Liability;

(e)  Diligently pursue and use commercially reasonable efforts to cause any Person with an indemnity, contribution or other obligation to any of the Loan Parties or their Subsidiaries relating to any Environmental Action or compliance with or liability under Environmental Law to satisfy such obligations in full and in a timely manner; and shall not amend in any way or waive any or all rights to such obligations without the prior written consent of Agent, which shall not be unreasonably withheld;

(f)  Upon Agent’s reasonable request, promptly provide to Agent documentation reasonably acceptable to Agent of compliance with items (a) through (e), including, without limitation, within 45 days following a written request of Agent, but no more frequently than once each year unless an Event of Default exists, pursuant to Section 5.12(g) below, or a Default caused by reason of a breach of Sections 4.11 or 5.12 herein, provide Agent with an environmental assessment, including where appropriate and permitted by the applicable lease, any soil and/or groundwater sampling, prepared by an environmental consulting firm reasonably acceptable to Agent, and in form and substance reasonably acceptable to Agent;

(g)  Promptly, but in any event within ten (10) Business Days of its obtaining knowledge thereof, provide Agent with written notice of, and all data, information and reports generated or prepared in connection with, any of the following: (i) an Environmental Lien has been filed or is threatened against the Real Property or any personal property of Parent or its Subsidiaries, (ii) commencement of any material Environmental Action or notice that a material Environmental Action will be filed against Parent or its Subsidiaries, and (iii) any Release or threatened Release in, on, under, at, from or migrating to any Real Property owned, leased or operated by any of Parent or its Subsidiaries that requires reporting by Borrower under any Environmental Law, except as otherwise pursuant to and in compliance with the terms and conditions of an Environmental Permit or any Environmental Law and not including any report required under the Emergency Planning and Community Right to Know Act or similar state and local laws, (iv) any material non-compliance with, or violation of, any Environmental Law applicable to any Parent, any Subsidiary, any Parent’s business and any Real Property, (v) any Response Action which could reasonably be expected to result in a material Environmental Liability to Parent or any Subsidiary, (vi) any material notice or other material communication received by any Parent or Subsidiary from any Person or Governmental Authority relating to any material Environmental Liability of Parent or any Subsidiary. Notwithstanding the foregoing, nothing in this Section 5.12 shall require Parent or any of its Subsidiaries to provide any notice or communication that would waive any applicable privilege.

5.13  Disclosure Updates.  Promptly and in no event later than five (5) Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to the Lender Group contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not materially misleading in light of the circumstances in which made.  The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto; provided, however, that in no event shall the requirements of this Section 5.13 apply to any Projections, forecasts or other forward looking statements provided to the Agent or the Lender Group.

5.14  Control Agreements.  To the extent required under the Loan Documents, take all reasonable steps in order for Agent to obtain control in accordance with Sections 8-106, 9-104, 9-105, 9-106, and 9-107 of the Code with respect to (subject to the proviso contained in Section 6.12) all of its Securities Accounts, Deposit Accounts, and all of its electronic chattel paper, investment property, and letter-of-credit rights other than all such items with an aggregate value not exceeding Five Hundred Thousand Dollars ($500,000).

5.15  Formation of Subsidiaries.  To the extent permitted under this Agreement, if at the time that Borrower or any Guarantor forms any direct or indirect Subsidiary or acquires any direct or indirect Subsidiary after the Closing Date, within ten (10) Business Days following formation or acquisition, Borrower or such Guarantor shall (a) cause such new Subsidiary to provide to Agent a joinder to the Guaranty and the Security Agreement, together with such other security documents (including Mortgages with respect to any Real Property of such new Subsidiary when required to satisfy the requirements of Section 5.16), as well as appropriate financing statements (and with respect to all property subject to a Mortgage, fixture filings), all in form and substance satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary), (b) provide to Agent a pledge agreement and appropriate certificates and powers or financing statements, hypothecating all of the direct or beneficial ownership interest in such new Subsidiary, in form and substance satisfactory to Agent, and (c) provide to Agent all other documentation, including, if requested by Agent, one or more opinions of counsel reasonably satisfactory to Agent, which in its opinion is appropriate with respect to the execution and delivery of the applicable documentation referred to above (including policies of title insurance or other documentation with respect to all property subject to a Mortgage, subject to any limitation expressly set forth in Section 5.22); provided however, that the foregoing obligations shall not apply to any Subsidiary prior to such time as it owns assets with more than a de minimus value.  Any document, agreement, or instrument executed or issued pursuant to this Section 5.16 shall be a Loan Document.

5.16  Further Assurances.  At any time upon the request of Agent, Borrower shall within thirty (30) days (unless there is an imminent threat to Agent’s or any Lender’s perfection on any portion of the Collateral, in which case, promptly upon request) execute or deliver to Agent, and shall cause its Subsidiaries or the Parent, as applicable, to execute or deliver to Agent, any and all financing statements, personal property security act filings, fixture filings, security agreements, pledges, assignments, endorsements of certificates of title, mortgages, deeds of trust, opinions of counsel, and all other documents (collectively, the “Additional Documents”) that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens with respect to Oil and Gas Properties that are required to be mortgaged pursuant to this Section 5.16 and all of the other properties and assets of Parent and its Subsidiaries (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal), to create and perfect Liens in favor of Agent in any Real Property acquired by Parent or its Subsidiaries after the Closing Date, and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents, provided that Section 5.21 shall govern the obligation of Borrower and its Subsidiaries and Parent to deliver title information with respect to Oil and Gas Properties.  To the maximum extent permitted by applicable law, Borrower authorizes Agent to file such executed Additional Documents in any appropriate filing office.  If at any time the aggregate  Total Reserve Value of the Proved Oil and Gas Properties evaluated in the most recent Reserve Report for which the Agent shall have received Mortgages encumbering such Proved Oil and Gas Properties constitutes less than (a) eighty percent (80%) of the aggregate Total Reserve Value and (b) ninety percent (90%) of the aggregate Proved Developed Producing Reserves of all Oil and Gas Properties of Parent and its Subsidiaries evaluated in the most recent Reserve Report, it being agreed that the Proved Reserves not subject to any Mortgage shall not constitute a Proved Reserve that is reasonably necessary to the integral operation of the Proved Reserves subject to Mortgages, Borrower shall (and shall cause Parent or any applicable Subsidiary to) promptly: (a) execute and deliver to Agent Mortgages covering additional Oil and Gas Properties, amendments to the Mortgages or such other documents as Agent shall deem necessary or advisable to grant to Agent, for the benefit of the Lenders, a perfected first priority Lien on such Oil and Gas Properties with (a) a Total Reserve Value consisting not less than eighty percent (80%) of the aggregate Total Reserve Value and (b) Proved Developed Producing Reserves consisting not less than ninety percent (90%) of the aggregate Proved Developed Producing Reserves of all Oil and Gas Properties of Parent and its Subsidiaries evaluated in the most recent Reserve Report; and (b) take all actions necessary or advisable to cause such Lien to be duly perfected in accordance with all applicable law, including, without limitation, the filing of Mortgages, or UCC financing statements in such jurisdictions as may be reasonably requested by Agent; provided, however, that in the case of Oil and Gas Properties, such obligations shall be subject to the obtaining of any necessary third party consents, which Borrower shall use commercially reasonable efforts to obtain.

5.17  Material Contracts.  Contemporaneously with the delivery of each Compliance Certificate pursuant hereto, provide Agent with copies of (a) each Material Contract entered into since the delivery of the previous Compliance Certificate, and (b) each material amendment or modification of any Material Contract entered into since the delivery of the previous Compliance Certificate.

5.18  Intellectual Property. Parent and each Subsidiary will use all reasonable efforts to conduct its business and affairs without material infringement of or interference with any intellectual property of any other Person, and, in the event Borrower acquires knowledge of any such infringement or interference, will promptly cease such infringement or interference.

5.19  Exercise of Rights.  Borrower and each Guarantor shall enforce all of its material rights as appropriate in its commercially reasonable judgment, including, without limitation, all material indemnification rights, and pursue as appropriate in its commercially reasonable judgment all material remedies available to Borrower or such Guarantor with diligence and in good faith in connection with the enforcement of any such rights.

5.20  Reserve Reports.

(a)  On or before March 3rd and September 3rd of each year, commencing March 3, 2008, Borrower shall furnish to Agent and the Lenders a Reserve Report as of the immediately preceding January 1 or July 1, as applicable.  The Reserve Report as of January 1 of each year shall be prepared by Netherland, Sewell & Associates, Inc. of Houston, Texas or one or more other independent third party Petroleum Engineers reasonably acceptable to Agent and the Reserve Report as of July 1 of each year shall be prepared by or under the supervision of the chief engineer of Borrower who shall certify such Reserve Report to be true and accurate in all material respects and to have been prepared in accordance with the procedures used in the immediately preceding January 1 Reserve Report.

(b)  In the event of an Interim Redetermination, Borrower shall furnish to Agent and the Lenders a Reserve Report prepared by or under the supervision of the chief engineer of Borrower who shall certify such Reserve Report to be true and accurate in all material respects and to have been prepared in accordance with the procedures used in the immediately preceding January 1 Reserve Report.  For any Interim Redetermination requested by Agent or Borrower pursuant to Section 2.1, Borrower shall provide such Reserve Report with an “as of” date as required by Agent as soon as possible, but in any event no later than sixty-two (62) days following the receipt of such request.

(c)  With the delivery of each Reserve Report, Borrower shall provide to Agent and the Lenders a certificate from a Responsible Officer certifying that in all material respects: (i) the information contained in the Reserve Report and any other information delivered in connection therewith is true and correct, (ii) Borrower or its Subsidiaries owns Defensible Title to the Proved Oil and Gas Properties evaluated in such Reserve Report, (iii) except as set forth on an exhibit to the certificate, on a net basis there are no gas imbalances, take or pay or other prepayments in excess of the volume specified in Section 4.23 with respect to their Oil and Gas Properties evaluated in such Reserve Report that would require Borrower or any of its Subsidiaries to deliver Hydrocarbons either generally or produced from such Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor, (iv) none of their Proved Oil and Gas Properties have been sold since the date of the last Borrowing Base determination except as set forth on an exhibit to the certificate, which certificate shall list all of its Proved Oil and Gas Properties sold and in such detail as reasonably required by Agent, (v) attached to the certificate is a list of all marketing agreements entered into subsequent to the later of the date hereof or the most recently delivered Reserve Report that Borrower could reasonably be expected to have been obligated to list on Schedule 4.28 had such agreement been in effect on the date hereof, (vi) attached thereto is a schedule of the Oil and Gas Properties evaluated by such Reserve Report that are Mortgaged Properties and demonstrating the percentage of the present value that such Mortgaged Properties represent, and (vii) to the extent required under the Loan Documents, all Proved Oil and Gas Properties are subject to the Security Documents securing the Obligations, and such Security Documents constitute legal, valid and duly perfected, first priority security interests and Liens in favor of Agent in such properties and in the oil and gas attributable to such properties and proceeds thereof.

5.21  Title Information.

(a)  On or prior to the Closing Date, Borrower will deliver title information in form and substance reasonably acceptable to Agent (which the Agent acknowledges may be in the form of a title opinion) covering enough of the Proved Oil and Gas Properties evaluated by the Initial Reserve Report, so that Agent shall have received, together with title information previously delivered to Agent, reasonably satisfactory title information on at least eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties evaluated by the Initial Reserve Report.

(b)  On or before the delivery to Agent and the Lenders of each Reserve Report required by Section 5.20(a), Borrower will deliver title to Agent covering enough of the Proved Oil and Gas Properties evaluated by such Reserve Report that were not included in the immediately preceding Reserve Report, so that Agent shall have received together with title information previously delivered to Agent, reasonably satisfactory title information evidencing Defensible Title on at least eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties evaluated by such Reserve Report.

(c)  If Borrower has provided title information for additional Properties under Section 5.21(b), Borrower shall, within sixty (60) days of notice from Agent that title defects or exceptions exist with respect to such additional Properties which render Borrower’s title not a Defensible Title, either (i) cure to the satisfaction of Agent any such title defects or exceptions (including defects or exceptions as to priority) which are not permitted by Section 6.2 raised by such information, (ii) substitute acceptable Mortgaged Properties with Defensible Title having an equivalent value or (iii) deliver revised title information in form and substance reasonably acceptable to Agent so that Agent shall have received, together with title information previously delivered to Agent, reasonably satisfactory title information on at least eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties evaluated by such Reserve Report.  For purposes of clarity, Agent shall be permitted to establish reserves against the then-existing Borrowing Base pursuant to Section 2.1(b) to the extent that the Agent does not receive satisfactory title as determined in this clause (c).

(d)  If Borrower is unable to cure any title defect requested to be cured pursuant to Section 5.21(c) within the sixty (60)-day period or Borrower does not comply with the requirements of Section 5.21(b) to provide acceptable title information covering eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties evaluated in the most recent Reserve Report, such default shall not be a Default, but instead Agent and/or the Required Lenders shall have the right to exercise the following remedy in their reasonable discretion from time to time, and any failure to so exercise this remedy at any time shall not be a waiver as to future exercise of the remedy by Agent or the Lenders.  To the extent that Agent or the Required Lenders are not reasonably satisfied with title to any Mortgaged Property after the 60-day period has elapsed, such unacceptable Mortgaged Property shall not count towards “the eighty percent (80%) requirement,” and Agent may send a notice to Borrower and the Lenders that the then outstanding Borrowing Base shall be reduced by an amount as determined by the Required Lenders to cause Borrower to be in compliance with the requirement to provide acceptable title information on eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties pursuant to this Section 5.21.  This new Borrowing Base shall become effective on the third Business Day after receipt of such notice.

5.22  Swap Agreements.  Subject to the provisions of Section 6.24, Borrower shall maintain in effect (and cause its Subsidiaries to maintain) one or more Swap Agreements with respect to its Hydrocarbon production, with the aggregate notional volumes of Hydrocarbons covered by such Swap Agreements constituting not less than fifty percent (50%) of the aggregate amount of Borrower's (and its Subsidiaries’) estimated Hydrocarbon production volumes on an Mcf equivalent basis (where one barrel of oil is equal to six (6) Mcf of gas) for the succeeding twelve (12) calendar months on a rolling twelve (12) month basis for such period from Oil and Gas Properties classified as Proved Developed Producing Reserves in the most recent Reserve Report delivered pursuant to Section 5.20.  Borrower shall use (and cause its Subsidiaries to use) such Swap Agreements solely as a part of their normal business operations as a risk management strategy and/or hedge against changes resulting from market conditions related to their oil and gas operations and not as a means to speculate for investment purposes on trends and shifts in financial or commodities markets.

5.23  [Intentionally Omitted].

5.24  Post Closing Obligations.  No later than January 30, 2008, (i) Borrower shall use its commercially reasonable efforts to deliver to the Agent a Collateral Access Agreement with respect to the leased property located at 1125 17th Street, Suite 2310, Denver, Colorado 80202 and (ii) Borrower shall, or shall cause Parent, as applicable, to deliver to Agent Control Agreements with American National Bank and Nova Scotia Bank with respect to Deposit Accounts of the Loan Parties held at such banks.

6.  NEGATIVE COVENANTS.

Borrower covenants and agrees that, until termination of all of the Commitments and repayment in full of the Obligations, Borrower will not and will not permit any of its Subsidiaries and will not cause the Parent to do any of the following:

6.1  Indebtedness.  Create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except:

(a)  Indebtedness evidenced by this Agreement and the other Loan Documents, together with Indebtedness owed to Underlying Issuers with respect to Underlying Letters of Credit;

(b)  Indebtedness relating to the Convertible Subordinated Notes and other Indebtedness set forth on Schedule 4.16 and any Refinancing Indebtedness in respect of such Indebtedness;

(c)  Permitted Purchase Money Indebtedness and any Refinancing Indebtedness in respect of such Indebtedness;

(d)  endorsement of instruments or other payment items for deposit;

(e)  Indebtedness associated with bonds or surety obligations required by Governmental Requirements or otherwise in the ordinary course of business in connection with the operation of the Oil and Gas Properties; provided, that Indebtedness permitted by this Section 6.1 will not exceed $2,000,000 in the aggregate at any one time outstanding;

(f)  Indebtedness composing Permitted Investments; and

(g)  intercompany Indebtedness described in Section 6.12(a).

6.2  Liens.  Create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

6.3  Restrictions on Fundamental Changes.

        (a)  Consummate any merger, consolidation, amalgamation, reorganization, or recapitalization, or reclassification of its Stock;

(b)  Liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution); provided that any such transaction shall be permitted with respect to a Subsidiary that does not own any assets; or

(c)  Suspend or go out of a substantial portion of its or their business;

provided, that any Guarantor (other than Parent) may merge with or into any other Guarantor (other than Parent) and any Guarantor (other than Parent) may merge with or into Borrower, so long as (i) in the case of a merger of a Guarantor with Borrower, Borrower is the surviving entity, (ii) no other provision of this Agreement would be violated thereby, (iii) Agent receives at least thirty (30) days' prior written notice (or such shorter period as may be permitted by the Agent) of such merger, (iv) no Default or Event of Default shall have occurred and be continuing either before or after giving effect to such transaction, and (v) the Lenders' rights in any Collateral, including, without limitation, the existence, perfection and priority of any Lien thereon, are not adversely affected by such merger or consolidation.

6.4  Disposal of Assets.  Other than Permitted Dispositions, convey, sell, lease, license, assign, transfer, or otherwise dispose of (or enter into an agreement to convey, sell, lease, license, assign, transfer, or otherwise dispose of) any of Parent’s or its Subsidiaries assets, including the Stock of any of its Subsidiaries.

6.5  Change of Jurisdiction, Corporate Name or Location.  (a) Change Borrower’s or any Guarantor’s  jurisdiction of organization and/or organization and/or organizational identification number (if any), (b) change its corporate name or (c) change its chief executive office, principal place of business (both in the United States and Canada), offices or warehouses or locations at which Collateral is held or stored, or the location of its records concerning the Collateral, in any case without at least thirty (30) days (or such shorter period as may be permitted by the Agent) prior written notice to Agent and after completing any action reasonably requested by Agent in connection therewith, including to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral, has been completed or taken, and provided that any such new location shall be in the continental United States (or Canada, in the case of Parent). Without limiting the foregoing, neither Parent nor any Subsidiary shall change its location, name, identity or corporate structure in any manner which might make any financing or continuation statement filed in connection herewith seriously misleading within the meaning of Section 9-506 of the Code or any other then applicable provision of the Code except upon prior written notice to Agent and Lenders and after completing any action reasonably requested by the Agent in connection therewith, including to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral.

6.6  Nature of Business.  Make any change in the nature of the business of Parent and its Subsidiaries, taken as a whole,  as conducted on the Closing Date or, to the extent permitted hereunder, acquire any properties or assets that are not reasonably related to the conduct of such business activities.

6.7  Prepayments and Amendments.  Except in connection with Refinancing Indebtedness permitted by Section 6.1,

(a)  optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness of Parent or its Subsidiaries, other than the Obligations in accordance with this Agreement or terminate any Swap Agreements as determined appropriate by Parent in the exercise of its commercially reasonable judgment; provided that Parent shall at all times remain in compliance with Section 6.24;

(b)  make any payment on account of Indebtedness that has been contractually subordinated in right of payment if such payment is not permitted at such time under the subordination terms and conditions applicable thereto (for the avoidance of doubt, this provision shall apply to the payment by the Parent of amounts due under the Convertible Subordinated Notes with the effect that such payments may be made only to the extent permitted by the Subordination and Intercreditor Agreement; provided that, no repayment under or with respect to the Convertible Subordinated Notes shall be permitted if an Event of Default exists or, if after giving effect to such payment, an Event of Default would occur), or

(c)  directly or indirectly, amend, modify, alter, increase, or change any of the terms or conditions of (i) any agreement, instrument, document, indenture, or other writing evidencing  or concerning Indebtedness permitted under Section 6.1(b) or (c), or (ii) any other Material Contract except to the extent that such amendment, modification, alteration, increase, or change could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

6.8  Change of Control.  Cause, permit, or suffer, directly or indirectly, any Change of Control.

6.9  [Intentionally Omitted].

6.10  [Intentionally Omitted].

6.11  Accounting Methods; Fiscal Year.  Modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP).

6.12  Investments.  Except for Permitted Investments, directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment; provided, however, that (a) a Borrower may make loans and advances to a Guarantor and a Guarantor may make loans and advances to a Borrower or to another Guarantor, in each case, in the ordinary course of business, so long as such Person shall have executed and delivered to such lender a global demand note (collectively, the "Intercompany Notes") to evidence any such loan and advance by such Person to such other lender, which Intercompany Note shall be in form and substance reasonably satisfactory to Agent and shall be pledged and delivered to Agent in accordance with the terms of the Security Agreement, and (b) Parent and its Subsidiaries shall not have Permitted Investments (other than in the Cash Management Accounts) in Deposit Accounts or Securities Accounts in an aggregate amount in excess of Fifty Thousand Dollars ($50,000) at any one time unless Parent or its Subsidiary, as applicable, and the applicable securities intermediary or bank have entered into Control Agreements governing such Permitted Investments in order to perfect (and further establish) Agent’s Liens in such Permitted Investments. Subject to clause (b) of the foregoing proviso, Borrower shall not and shall not permit its Subsidiaries and shall not cause Parent to establish or maintain any Deposit Account or Securities Account unless Agent shall have received a Control Agreement in respect of such Deposit Account or Securities Account.

6.13  Transactions with Affiliates.  Directly or indirectly enter into or permit to exist any transaction with any Affiliate of Parent or any of its Subsidiaries that is not a Loan Party except for:

(a)  transactions (other than the payment of management, consulting, monitoring, or advisory fees) between Parent or its Subsidiaries, on the one hand, and any Affiliate of Parent or its Subsidiaries, on the other hand, so long as such transactions (i) have individually a value of less than Two Hundred Fifty Thousand Dollars ($250,000) , (ii)  are upon fair and reasonable terms and fully disclosed to the Agent and the Required Lenders, and (iii) are no less favorable to Parent or its Subsidiaries, as applicable, than would be obtained in an arm’s length transaction with a non-Affiliate;

(b)  the payment of reasonable director, officer and employee compensation (including bonuses) and other reasonable benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, each made in the ordinary course of business and consistent with industry practice;

(c)  each of the transactions set forth on Schedule 6.13;

(d)  distributions permitted in Section 6.10; and

(e)  the consummation of Permitted Investments.

6.14  Use of Proceeds.  Use the proceeds of the Advances and the Term Loan for any purpose other than (a) on the Closing Date, (i) to repay, in full, the outstanding principal, accrued interest, make-whole payment and accrued fees and expenses owing to Existing Lender and (ii)  to pay transactional fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents and the transactions contemplated hereby and thereby, and (b) thereafter, consistent with the terms and conditions hereof, for general corporate purposes, including the funding of capital expenditures and working capital.

6.15  Financial Covenants.

(a)  Minimum EBITDA.  Fail to achieve EBITDA, calculated on the last day of the quarterly period indicated below, of at least the required amount set forth in the following table for the applicable quarterly period set forth opposite thereto:

Applicable Amount	Applicable Period
$12,750,000	For the quarter ending March 31, 2008
$16,600,000	For the quarter ending June 30, 2008
$20,400,000	For the quarter ending September 30, 2008
$23,300,000	For the quarter ending December 31, 2008
$28,300,000	For the quarter ending March 31, 2009
$32,300,000	For the quarter ending June 30, 2009
$37,300,000	For the quarter ending September 30, 2009, and for each quarter ending thereafter

(b)  Minimum Average Daily Production.  Fail to achieve minimum average daily production for Borrower and its Subsidiaries for any quarterly period indicated below, of at least the required amount set forth in the following table for the applicable quarterly period set forth opposite thereto:

Applicable Amount	Applicable Period
16,800	For the quarter ending March 31, 2008
23,100	For the quarter ending June 30, 2008
28,500	For the quarter ending September 30, 2008
30,200	For the quarter ending December 31, 2008
29,400	For the quarter ending March 31, 2009
34,600	For the quarter ending June 30, 2009
40,600	For the quarter ending September 30, 2009, and for each quarter ending thereafter

; provided that if a Force Majeure Event occurs during any quarterly period indicated above, for purposes of calculating the Minimum Average Daily Production, the Borrower shall be entitled to exclude the days during which such Force Majeure Event was in existence up to an aggregate of forty-five (45) days per Force Majeure Event.

(c)  Minimum Asset Coverage Ratio.  Fail to achieve a minimum Asset Coverage Ratio, calculated on the last day of each calendar quarter, of at least 1.60:1.00, based on the Total Reserve Value reflected in the most recently delivered report by Borrower.

(d)  Interest Coverage Ratio.  Have an Interest Coverage Ratio, calculated on the last day of the quarterly period indicated below, of not less than the required amount set forth in the following table for the applicable quarterly period set forth opposite thereto:

Applicable Ratio	Applicable Period
2.50:1.00	For the quarter ending March 31, 2008
2.75:1.00	For the quarter ending June 30, 2008
3.00:1.00	For the quarter ending September 30, 2008
3.25:1.00	For the quarter ending December 31, 2008
3.50:1.00	For the quarter ending March 31, 2009, and for each quarter ending thereafter

(e)  Leverage Ratio.  Have a Leverage Ratio, calculated on the last day of the quarterly period indicated below, greater than the applicable ratio set forth in the following table for the applicable quarterly period set forth opposite thereto:

Applicable Ratio	Applicable Period
4.30:1.00	For the quarter ending March 31, 2008
3.30:1.00	For the quarter ending June 30, 2008
2.70:1.00	For the quarter ending September 30, 2008
2.50:1.00	For the quarter ending December 31, 2008, and for each quarter ending thereafter

6.16  Forward Sales.  Except in accordance with the ordinary course of the Oil and Gas Business and except as required under Section 5.22, enter into or permit to exist any advance payment agreement or other arrangement pursuant to which Borrower or any of its Subsidiaries, having received full or substantial payment of the purchase price for a specified quantity of Hydrocarbons upon entering such agreement or arrangement, is required to deliver, in one or more installments subsequent to the date of such agreement or arrangement, such quantity of Hydrocarbons pursuant to and during the terms of such agreement or arrangement.

6.17  Oil and Gas Imbalances.  Enter into any contracts or agreements which guarantee production of Hydrocarbons (other than Swap Agreements otherwise permitted hereunder) or hereafter allow gas imbalances, take-or-pay or other prepayment with respect to its Oil and Gas Properties which would require Borrower or any of its Subsidiaries to deliver Hydrocarbons produced on Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor to exceed, during any monthly period, two percent (2%) of the current aggregate monthly gas production for such monthly period from the Oil and Gas Properties of Borrower and its Subsidiaries.

6.18  Marketing Activities.

(a)  Neither Borrower nor any of its Subsidiaries will engage in marketing activities for any Hydrocarbons or enter into any contracts related thereto other than (i) contracts for the sale of Hydrocarbons scheduled or reasonably estimated to be produced from their Proved Oil and Gas Properties during the period of such contract, (ii) contracts for the sale of Hydrocarbons scheduled or reasonably estimated to be produced from Proved Oil and Gas Properties of third parties during the period of such contract associated with the Oil and Gas Properties of Borrower and its Subsidiaries that Borrower (or its Subsidiaries, as applicable) has the right to market pursuant to joint operating agreements, unitization agreements or other similar contracts that are usual and customary in the oil and gas business and (iii) other contracts for the purchase and/or sale of Hydrocarbons of third parties (A) that have generally offsetting provisions (i.e., corresponding pricing mechanics, delivery dates and points and volumes) such that no “position” is taken and (B) for which appropriate credit support has been taken to alleviate the material credit risks of the counterparty thereto.

(b)  All Hydrocarbon produced from the Oil and Gas Properties of Borrower and its Subsidiaries shall be marketed on an arm’s length basis using one or more Persons that are not Affiliates of Borrower.

6.19  Sale-Leasebacks.  Engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets.

6.20  Cancellation of Indebtedness.  Cancel any claim or debt owing to it, except for reasonable consideration negotiated on an arm’s-length basis.

6.21  No Amendment of Governing Documents; Intercompany Note. (a) Amend, modify, supplement, restate or otherwise change its Governing Documents to the extent adverse to the rights or interests of the Lenders without the prior written consent of the Agent or (b) add a Person other than a Loan Party to the Intercompany Note.

6.22  No Impairment of Intercompany Transfers; Negative Pledge. (a) Directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement and the other Loan Documents) which directly or indirectly restricts, prohibits or requires the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of Borrower that is not a Guarantor to Borrower or (b) directly or indirectly enter into, incur or permit to exist any agreement or other arrangement (other than (i) this Agreement, (ii) Permitted Liens under Permitted Purchase Money Indebtedness permitted under this Agreement, (iii) restrictions on assignment contained in licenses, leases and other contracts entered into in the ordinary course of business, (iv) restrictions and conditions existing on the date of this Agreement identified on Schedule 6.22, and (v) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided such restrictions and conditions apply only to the Subsidiary that its to be sold and such sale is permitted hereunder) that prohibits, restricts or imposes any condition upon the ability of such Borrower or Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets.

6.23  [Intentionally Omitted].

6.24  Swap Agreements.  Enter into any Swap Agreements with any Person other than (a) Swap Agreements in respect of commodities (i) with an Approved Counterparty and (ii) the notional volumes for which (when aggregated with other commodity Swap Agreements then in effect other than basis differential swaps on volumes already hedged pursuant to other Swap Agreements) do not exceed, as of January 1, 2008, for (A) natural gas, ninety percent (90%) of the reasonably anticipated projected production from Proved Developed Producing Reserves in the most recent Reserve Report delivered pursuant to Section 5.20 for each month during the period commencing on such date and ending on the date  twelve (12) months thereafter, and for each month during any period after such twelve (12)-month period, eighty-five percent (85%) of the reasonably anticipated projected production from such Proved Developed Producing Reserves in the most recent Reserve Report delivered pursuant to Section 5.20 for each month during such period, and (B) crude oil, ninety percent (90%) of the reasonably anticipated projected production from Proved Developed Producing Reserves  in the most recent Reserve Report delivered pursuant to Section 5.20 for each month during the period commencing on such date and ending on the date twelve (12) months thereafter, and for each month during any period after such twelve (12)-month period, eighty-five percent (85%) of the reasonably anticipated projected production from Proved Developed Producing Reserves for each month during such period; provided, that Borrower shall not enter into any additional Swap Agreements with respect to crude oil for which payment dates occur in 2007 or which relate to periods in 2007, (b) Swap Agreements in respect of interest rates with an Approved Counterparty, as follows:  (i) Swap Agreements effectively converting interest rates from fixed to floating, the notional amounts of which (when aggregated with all other Swap Agreements of Borrower and its Subsidiaries then in effect effectively converting interest rates from fixed to floating) do not exceed fifty percent (50%) of the then outstanding principal amount of Borrower’s Indebtedness for borrowed money which bears interest at a fixed rate and (ii) Swap Agreements effectively converting interest rates from floating to fixed, the notional amounts of which (when aggregated with all other Swap Agreements of Borrower and its Subsidiaries then in effect effectively converting interest rates from floating to fixed) do not exceed seventy-five percent (75%) of the then outstanding principal amount of Borrower’s Indebtedness for borrowed money which bears interest at a floating rate and (c) Swap Agreements listed on Schedule 4.24 hereto.  In no event shall any Swap Agreement contain any requirement, agreement or covenant for Borrower or any Subsidiary to post collateral or margin to secure their obligations under such Swap Agreement or to cover market exposures except to the extent permitted by Section 6.2.

7.  EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

7.1  If Borrower fails to pay when due and payable, (a) all or any portion of the Obligations consisting of scheduled interest or fees and such failure continues for three (3) Business Days, (b) other charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding) within five (5) Business Days after written notice of such failure, or (c) all or any portion of the principal of the Obligations;

7.2  If Parent or any of its Subsidiaries:

(a)  fails to perform or observe any covenant or other agreement contained in any of Sections 2.7, 5.2, 5.3, 5.4, 5.5, 5.8, 5.11 (as to Borrower’s existence only), 5.13, 5.14, 5.15, 5.16, 5.20, 5.21, 5.22 and Section 6 of this Agreement or Section 6 of the Security Agreement;

(b)  fails to perform or observe any covenant or other agreement contained in any of Sections 5.6, 5.7, 5.9, 5.10, 5.11 (except as set forth in Section 7.2(a) above), and 5.12 of this Agreement and such failure continues for a period of ten (10) days after the earlier of (i) the date on which such failure shall first become known to any Responsible Officer of Borrower or (ii) written notice thereof is given to Borrower by Agent; or

(c)  fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 7 (in which event such other provision of this Section 7 shall govern), and such failure continues for a period of twenty (20) Business Days after the earlier of (i) the date on which such failure shall first become known to any Responsible Officer of Borrower or (ii) written notice thereof is given to Borrower by Agent;

7.3  If any material portion of Parent’s or any of its Subsidiaries’ assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any third Person and the same is not discharged before the earlier of thirty (30) days after the date it first arises or five (5) days prior to the date on which such property or asset is subject to forfeiture by Borrower or the applicable Subsidiary;

7.4  If an Insolvency Proceeding is commenced by Parent or any of its Subsidiaries;

7.5  If an Insolvency Proceeding is commenced against Parent or any of its Subsidiaries and any of the following events occur: (a) Parent or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within sixty (60) calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, Parent or any of its Subsidiaries, or (e) an order for relief shall have been issued or entered therein;

7.6  If Parent or any of its Subsidiaries is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs;

7.7  If one or more judgments, orders, or awards involving an aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000), or more (except to the extent covered by insurance pursuant to which the insurer has not disclaimed liability) shall be entered or filed against Parent or any of its Subsidiaries or with respect to any of their respective assets, and the same is not released, discharged, bonded against, or stayed pending appeal before the earlier of sixty (60) days after the date it first arises or five (5) days prior to the date on which such asset is subject to being forfeited by Borrower or the applicable Subsidiary;

7.8  If there is a default in one or more agreements to which Parent or any of its Subsidiaries is a party with one or more third Persons relative to Parent’s or any of its Subsidiaries’ Indebtedness involving an aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000) or more, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person(s), irrespective of whether exercised, to accelerate the maturity of Borrower’s or the applicable Subsidiary’s obligations thereunder (for the avoidance of doubt, any default or event of default arising under the Convertible Subordinated Notes shall constitute an Event of Default hereunder);

7.9  If any warranty, representation, statement, or certification made herein or in any other Loan Document or delivered to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof;

7.10  If the obligation of any Guarantor under the Guaranty is limited or terminated by operation of law or by such Guarantor, or any such Guarantor becomes the subject of an Insolvency Proceeding;

7.11  If the Security Agreement or any other Loan Document that purports to create a Lien shall, for any reason, fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien on or security interest in the Collateral covered hereby or thereby, except as a result of a disposition of the applicable Collateral in a transaction permitted under this Agreement;

7.12  If any provision of any Loan Document shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by Parent or its Subsidiaries, or a proceeding shall be commenced by Parent or its Subsidiaries, or by any Governmental Authority having jurisdiction over Parent or its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or Parent or its Subsidiaries shall deny that Parent or its Subsidiaries has any liability or obligation purported to be created under any Loan Document;

7.13  The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by Parent or any of its Subsidiaries, if such loss, suspension, revocation or failure to renew could reasonably be expected to result in a Material Adverse Change;

7.14  The indictment of Parent or any Subsidiary thereof under any criminal statute, or commencement of criminal or civil proceedings against Parent or any such Subsidiary, pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture to any Governmental Authority of any portion of the property of such Person which would result in a Material Adverse Change;

7.15  If (i) an ERISA Event shall occur with respect to a Pension Plan that has resulted or could reasonably be expected to result in liability of Parent or the Guarantors, either individually or in the aggregate, under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of One Hundred Thousand Dollars ($100,000); (ii) the aggregate amount of Unfunded Pension Liability among all Pension Plans at any time exceeds One Hundred Thousand Dollars ($100,000); or (iii) Parent or the Guarantor or any ERISA Affiliate shall fail to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of One Hundred Thousand Dollars ($100,000); or

7.16  Any Material Adverse Change shall have occurred.

8.  THE LENDER GROUP’S RIGHTS AND REMEDIES.

8.1  Rights and Remedies.  Upon the occurrence, and during the continuation, of an Event of Default, Agent at the request of the Required Lenders for the benefit of the Lender Group shall without notice or demand, all of which are authorized by Borrower:

(a)  Declare all or any portion of the Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable;

(b)  Cease advancing money or extending credit to or for the benefit of Borrower under this Agreement, under any of the Loan Documents, or under any other agreement between Borrower and the Lender Group;

(c)  Agent, on behalf of the Lender Group, may foreclose any or all of the Mortgages and sell the Real Property Collateral or Oil and Gas Properties or cause the Real Property Collateral or Oil and Gas Properties to be sold in accordance with the provisions of the Mortgages and applicable law, and exercise any and all other rights or remedies available to Agent, on behalf of the Lender Group, under the Mortgages, any of the other Loan Documents, at law or in equity with respect to the Collateral encumbered by the Mortgages;

(d)  Terminate this Agreement and any of the other Loan Documents as to any future liability or obligation of the Lender Group, but without affecting any of Agent’s Liens in the Collateral and without affecting the Obligations; and

(e)  The Lender Group shall have all other rights and remedies available at law or in equity or pursuant to any other Loan Document.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 7.4 or Section 7.5, in addition to the remedies set forth above, without any notice to Borrower or any other Person or any act by the Lender Group, the Commitments shall automatically terminate and the Obligations then outstanding, together with all accrued and unpaid interest thereon and all fees and all other amounts due under this Agreement and the other Loan Documents, shall automatically and immediately become due and payable, without presentment, demand, protest, or notice of any kind, all of which are expressly waived by Borrower.

8.2  Remedies Cumulative .  The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative.  The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity.  No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Event of Default shall be deemed a continuing waiver.  No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

9.  TAXES AND EXPENSES.

If Borrower or its Subsidiaries fail to pay any monies (whether taxes, assessments, insurance premiums, or, in the case of leased properties or assets, rents or other amounts payable under such leases) due to third Persons, or fails to make any deposits or furnish any required proof of payment or deposit, all as required under the terms of this Agreement, then, Agent, in its sole discretion, may do any or all of the following:  (a) without prior notice to the Borrower, make payment of the same or any part thereof, (b) set up such reserves against the Borrowing Base or the Maximum Revolver Amount as Agent deems necessary to protect the Lender Group from the exposure created by such failure, or (c) in the case of the failure to comply with Section 5.8 hereof, obtain and maintain insurance policies of the type described in Section 5.8 and take such action with respect to such policies as permitted pursuant to Section 5.8.  Any such amounts paid by Agent shall constitute Lender Group Expenses and any such payments shall not constitute an agreement by the Lender Group to make similar payments in the future or a waiver by the Lender Group of any Event of Default under this Agreement.  Agent need not inquire as to, or contest the validity of, any such expense, tax, or Lien and the receipt of the usual official notice for the payment thereof shall be conclusive evidence that the same was validly due and owing.

10.  WAIVERS; INDEMNIFICATION.

10.1  Demand; Protest; etc.  Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which Borrower may in any way be liable.

10.2  The Lender Group’s Liability for Collateral.  Borrower hereby agrees that:  (a) so long as Agent complies with its obligations, if any, under the Code, the Lender Group shall not in any way or manner be liable or responsible for:  (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by Borrower.

10.3  Indemnification.  Borrower shall pay, indemnify, defend, and hold Agent-Related Persons, the Lender-Related Persons, and each Participant (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable out of pocket fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution, delivery, enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Borrower’s and its Subsidiaries’ compliance with the terms of the Loan Documents, (b) with respect to any investigation, litigation, or proceeding related to this Agreement, any other Loan Document, or the use of the proceeds of the credit provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or Release of Hazardous Materials, any Environmental Actions, any Environmental Liabilities or any Response Actions related to any assets or properties of Borrower or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”).  The foregoing to the contrary notwithstanding, Borrower shall have no obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person.  This provision shall survive the termination of this Agreement and the repayment of the Obligations.  If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower with respect thereto.  WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11.  NOTICES.

Unless otherwise provided in this Agreement, all notices or demands by Borrower or Agent to the other relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as Borrower or Agent, as applicable, may designate to each other in accordance herewith), or telefacsimile to Borrower or Agent, as the case may be, at its address set forth below:

If to Borrower:	Storm Cat Energy (USA) Corporation
1125 17th St., Suite 2310
Denver, Colorado 80202
Attn: Paul Wiesner
Fax No.: (303) 991-5075

with copies to:	Hogan & Hartson LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
Attn: Richard Mattera, Esq.
Fax No.: (303) 899-7333

If to Agent:	Wells Fargo Foothill, LLC
1100 Abernathy Road, Suite 1600
Atlanta, Georgia 30328
Attn: Business Finance Manager
Fax No.: (770) 804-0785

with copies to:	Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attn: Kirby Chin, Esq.
Fax No.: (212) 593-5955

If to Lenders:	To the addresses set forth on the signature pages under each Lender’s name.

with copies to:	Proskauer Rose LLP
One International Place
Boston, Massachusetts 02110-2600
Attn: Steven M. Ellis, Esq.
Fax No.: (617) 526-9899

Agent, any Lender and Borrower may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party.  All notices or demands sent in accordance with this Section 11, other than notices by Agent in connection with enforcement rights against the Collateral under the provisions of the Code, shall be deemed received on the earlier of the date of actual receipt or three (3) Business Days after the deposit thereof in the mail.  Borrower acknowledges and agrees that notices sent by the Lender Group in connection with the exercise of enforcement rights against Collateral under the provisions of the Code shall be deemed sent when deposited in the mail or personally delivered, or, where permitted by law, transmitted by telefacsimile or any other method set forth above.

12.  CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

(a)  THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, AND THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(b)  THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND.  BORROWER AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c)  BORROWER AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS.  BORROWER AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.  IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

13.  ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1  Assignments and Participations.

(a)  Any Lender may at any time assign and delegate to one or more assignees (each an “Assignee”) all or any portion of the Obligations, the Commitments and the other rights and obligations of such Lender hereunder and under the other Loan Documents, in a minimum amount (unless waived by Agent and, so long as no Event of Default shall have occurred and be continuing, Borrower) of Two Million Five Hundred Thousand Dollars ($2,500,000) (except such minimum amount shall not apply to (x) an assignment or delegation by any Lender to any other Lender or an Affiliate of any Lender or an Approved Fund, (y) a group of new Lenders, each of whom is an Affiliate of each other or a fund or account managed by any such new Lender or an Affiliate of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least Three Million Dollars ($3,000,000) or (z) an Eligible Assignee); provided, however, that Borrower and Agent may continue to deal solely and directly with such Lender in connection with the interest so assigned to an Assignee until (i) written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to Borrower and Agent by such Lender and the Assignee, (ii) such Lender and its Assignee have delivered to Borrower and Agent an Assignment and Acceptance and Agent has notified the assigning Lender of its receipt thereof in accordance with Section 13.1(b), and (iii) unless waived by Agent, the assigning Lender or Assignee has paid to Agent for Agent’s separate account a processing fee in the amount of Three Thousand Five Hundred Dollars ($3,500).  So long as no Event of Default shall have occurred and be continuing, any proposed assignment pursuant to this Section 13.1(a) other than to an Eligible Assignee shall be subject to the consent of Borrower, which consent shall not be unreasonably withheld or delayed.

(b)  From and after the date that Agent notifies the assigning Lender (with a copy to Borrower) that it has received an executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.3 hereof) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto), and such assignment shall effect a novation among Borrower, the assigning Lender, and the Assignee; provided, however, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 15 and Section 17.9(a) of this Agreement.

(c)  By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows:  (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrower or the performance or observance by Borrower of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement as are delegated to Agent, by the terms hereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)  Immediately upon Agent’s receipt of the required processing fee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.1(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom.  The Commitment allocated to each Assignee shall reduce such Commitments of the assigning Lender pro tanto.

(e)  Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a “Participant”) participating interests in all or any portion of its Obligations, its Commitment, and the other rights and interests of that Lender (the “Originating Lender”) hereunder and under the other Loan Documents; provided, however, that (i) the Originating Lender shall remain a “Lender” for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a “Lender” hereunder or under the other Loan Documents and the Originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) Borrower, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) no Lender shall transfer or grant any participating interest under which the Participant has the right to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Loan Document, except to the extent such amendment to, or consent or waiver with respect to this Agreement or of any other Loan Document would (A) extend the final maturity date of the Obligations hereunder in which such Participant is participating, (B) reduce the interest rate applicable to the Obligations hereunder in which such Participant is participating, (C) release all or substantially all of the Collateral or guaranties (except to the extent expressly provided herein or in any of the Loan Documents) supporting the Obligations hereunder in which such Participant is participating, (D) postpone the payment of, or reduce the amount of, the interest or fees payable to such Participant through such Lender, or (E) change the amount or due dates of scheduled principal repayments or prepayments or premiums, and (v) all amounts payable by Borrower hereunder shall be determined as if such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement.  The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, Borrower, the Collections of Borrower or its Subsidiaries, the Collateral, or otherwise in respect of the Obligations.  No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.  The provisions of this Section 13.1(e) are solely for the benefit of the Lender Group and Borrower shall not have any rights as third party beneficiaries of any such provisions.

(f)  In connection with any such assignment or participation or proposed assignment or participation, a Lender may, subject to the provisions of Section 17.9, disclose all documents and information which it now or hereafter may have relating to Borrower and its Subsidiaries and their respective businesses.

(g)  Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the Federal Reserve Bank or U.S. Treasury Regulation 31 CFR §203.24, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law.

13.2  Successors.  This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, however, that Borrower may not assign this Agreement or any rights or duties hereunder without the Lenders’ prior written consent and any prohibited assignment shall be absolutely void ab initio.  No consent to assignment by the Lenders shall release Borrower from its Obligations.  A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.1 hereof.

14.  AMENDMENTS; WAIVERS.

14.1  Amendments and Waivers.  No amendment or waiver of any provision of this Agreement or any other Loan Document (other than Bank Product Agreements), and no consent with respect to any departure by Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and Borrower and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders directly affected thereby and Borrower, do any of the following:

(a)  increase or extend any Commitment of any Lender,

(b)  postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document,

(c)  reduce the principal of, or the rate of interest on, any loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document,

(d)  change the Pro Rata Share that is required to take any action hereunder,

(e)  amend or modify this Section or any provision of this Agreement providing for consent or other action by all Lenders,

(f)  other than as permitted by Section 15.11, release Agent’s Lien in and to any of the Collateral,

(g)  change the definition of “Required Lenders” or “Pro Rata Share”,

(h)  contractually subordinate any of Agent’s Liens,

(i)  other than in connection with a merger, liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release Borrower or any Guarantor from any obligation for the payment of money,

(j)  amend any of the provisions of Section 2.4(b)(i) or (ii),

(k)  change the definition of Borrowing Base, Maximum Revolver Amount, Term Loan Amount, or change Section 2.1(b), or

(l)  amend any of the provisions of Section 15.

and, provided further, however, that no amendment, waiver or consent shall, unless in writing and signed by Agent, Issuing Lender, or Swing Lender, as applicable, affect the rights or duties of Agent, Issuing Lender, or Swing Lender, as applicable, under this Agreement or any other Loan Document.  The foregoing notwithstanding, any amendment, modification, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of Borrower, shall not require consent by or the agreement of Borrower.

14.2  Replacement of Lenders.

(a)           If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of all Lenders, and a Lender (“Holdout Lender”) fails to give its consent, authorization, or agreement, or (ii) any Lender (an “Increased Cost Lender”; Increased Cost Lenders and Holdout Lenders are each referred to herein as “Replaceable Lenders”) shall give notice to Borrowers that such Lender is entitled to receive payments under Section 2.13(d)(i) or  Section 2.14,  then Agent or Borrower, upon at least 5 Business Days prior irrevocable notice to the Replaceable Lender, may permanently replace the Replaceable Lender with one or more substitute Lenders (each, a “Replacement Lender”; provided that neither Borrower or Guarantor nor any Affiliate of Borrower or Guarantor or of Permitted Holders shall be permitted to become a Replacement Lender), and the Replaceable Lender shall have no right to refuse to be replaced hereunder.  Such notice to replace the Replaceable Lender shall specify an effective date for such replacement, which date shall not be later than 15 Business Days after the date such notice is given.

(b)           Prior to the effective date of such replacement, the Replaceable Lender and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Replaceable Lender being repaid its share of the outstanding Obligations (including an assumption of its Pro Rata Share of the Risk Participation Liability) without any premium or penalty of any kind whatsoever.  If the Replaceable Lender shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, the Replaceable Lender shall be deemed to have executed and delivered such Assignment and Acceptance.  The replacement of any Replaceable Lender shall be made in accordance with the terms of Section 13.1.  Until such time as the Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Replaceable Lender hereunder and under the other Loan Documents, the Replaceable Lender shall remain obligated to make the Replaceable Lender’s Pro Rata Share of Advances and to purchase a participation in each Letter of Credit, in an amount equal to its Pro Rata Share of the Risk Participation Liability of such Letter of Credit.

14.3  No Waivers; Cumulative Remedies.  No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof.  No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated.  No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by Borrower of any provision of this Agreement.  Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15.  AGENT; THE LENDER GROUP.

15.1  Appointment and Authorization of Agent.  Each Lender hereby designates and appoints WFF as its representative under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto.  Agent agrees to act as such on the express conditions contained in this Section 15. The provisions of this Section 15 are solely for the benefit of Agent and the Lenders, and Borrower and its Subsidiaries shall have no rights as a third party beneficiary of any of the provisions contained herein, except with respect to Borrower’s consultation rights set forth in Section 15.9 and Borrower’s right to receive release documentation set forth in Section 15.11(a).  Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent; it being expressly understood and agreed that the use of the word “Agent” is for convenience only, that WFF is merely the representative of the Lenders, and only has the contractual duties set forth herein.  Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents.  Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect:  (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, the Collections of Borrower and its Subsidiaries, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, (c) make Advances, for itself or on behalf of Lenders as provided in the Loan Documents, (d) exclusively receive, apply, and distribute the Collections of Borrower and its Subsidiaries as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes with respect to the Collateral and the Collections of Borrower and its Subsidiaries, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to Borrower or its Subsidiaries, the Obligations, the Collateral, the Collections of Borrower and its Subsidiaries, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2  Delegation of Duties.  Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.3  Liability of Agent.  None of Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders for any recital, statement, representation or warranty made by Borrower or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of Borrower or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder.  No Agent-Related Person shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of Borrower or its Subsidiaries.

15.4  Reliance by Agent.  Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrower or counsel to any Lender), independent accountants and other experts selected by Agent.  Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable.  If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.  Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the requisite Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

15.5  Notice of Default or Event of Default.  Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.”  Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge.  If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default.  Each Lender shall be solely responsible for giving any notices to its Participants, if any.  Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 8; provided, however, that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6  Credit Decision.  Each Lender acknowledges that none of Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of Borrower and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender.  Each Lender represents to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrower.  Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document.  Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrower or any other Person party to a Loan Document that may come into the possession of any of Agent-Related Persons.

15.7  Costs and Expenses; Indemnification.  Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorneys fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrower is obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise.  Agent is authorized and directed to deduct and retain sufficient amounts from the Collections of Borrower and its Subsidiaries received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders.  In the event Agent is not reimbursed for such costs and expenses by Borrower or its Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s Pro Rata Share thereof.  Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so), according to their Pro Rata Shares, from and against any and all Indemnified Liabilities; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make an Advance or other extension of credit hereunder.  Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s Pro Rata Share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower.  The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.8  Agent in Individual Capacity.  WFF and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though WFF were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group.  The other members of the Lender Group acknowledge that, pursuant to such activities, WFF or its Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them.  The terms “Lender” and “Lenders” include WFF in its individual capacity.

15.9  Successor Agent.  Agent may resign as Agent upon forty-five (45) days notice to the Lenders (unless such notice is waived by the Required Lenders).  If Agent resigns under this Agreement, the Required Lenders, in consultation with Borrower, shall have the right to appoint a successor Agent for the Lenders;  provided that after the occurrence and during the continuation of a Default or an Event of Default, the Required Lenders shall have no obligation to consult Borrower prior to appointing a successor Agent. If no successor Agent is appointed prior to the effective date of the resignation or removal of Agent, Agent may appoint, after consulting with the Lenders, a successor Agent.  At any time, Agent may be removed upon prior notice from the Required Lenders to Agent and the other Lenders. If Agent has been removed by the Required Lenders, Required Lenders may agree in writing to replace Agent with a successor Agent from among the Lenders.  In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term “Agent” shall mean such successor Agent and the retiring Agent’s appointment, powers, and duties as Agent shall be terminated.  The fees payable by Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor.  After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.  If no successor Agent has accepted appointment as Agent by the date which is forty-five (45) days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10  Lender in Individual Capacity.  Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Borrower and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group.  The other members of the Lender Group acknowledge that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding Borrower or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Borrower or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11  Collateral Matters.

    (a)  The Lenders hereby irrevocably authorize Agent, at its option and in its sole discretion, to release any Lien on any Collateral or other collateral securing the Obligations (i) upon the termination of the Commitments and payment and satisfaction in full by Borrower of all Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if Borrower certifies to Agent that the sale or disposition is permitted under Section 6.4 of this Agreement or the other Loan Documents (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which Borrower or its Subsidiaries owned no interest at the time Agent’s Lien was granted nor at any time thereafter, or (iv) constituting property leased to Borrower or its Subsidiaries under a lease that has expired or is terminated in a transaction permitted under this Agreement.  Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral or other collateral securing the Obligations without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders, or (z) otherwise, the Required Lenders.  Upon request by Agent or Borrower at any time, the Lenders will confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral or other collateral securing the Obligations pursuant to this Section 15.11.  Upon receipt (i)  by Agent of any confirmation from all of the Lenders or the Required Lenders, as applicable, or (ii) the occurrence of an event described above for which collateral release does not require the approval of any Lender and upon at least ten (10) Business Days’ (or such shorter period as may be approved by Agent) prior written request by Borrower, Agent shall (and is hereby irrevocably authorized by Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to Agent upon such Collateral or other collateral securing the Obligations; provided, however, that (1) Agent shall not be required to execute any document necessary to evidence such release on terms that, in Agent’s opinion, would expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of Borrower in respect of) all interests retained by Borrower, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

(b)  Agent shall have no obligation whatsoever to any of the Lenders to assure that the Collateral exists or is owned by Borrower or its Subsidiaries or is cared for, protected, or insured or has been encumbered, or that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing, except as otherwise provided herein.

15.12  Restrictions on Actions by Lenders; Sharing of Payments.

(a)  Each of the Lenders agrees that it shall not, without the express written consent of Agent, and that it shall, to the extent it is lawfully entitled to do so, upon the written request of Agent, set off against the Obligations, any amounts owing by such Lender to Borrower or its Subsidiaries or any deposit accounts of Borrower or its Subsidiaries now or hereafter maintained with such Lender.  Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against Borrower or any Guarantor or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b)  If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided, however, that to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13  Agency for Perfection.  Agent hereby appoints each other Lender as its agent (and each Lender hereby accepts such appointment) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code can be perfected only by possession or control.  Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14  Payments by Agent to the Lenders.  All payments to be made by Agent to the Lenders shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent.  Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15  Concerning the Collateral and Related Loan Documents.  Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents.  Each member of the Lender Group agrees that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

15.16  Field Audits and Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information.  By becoming a party to this Agreement, each Lender:

(a)  is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each field audit or examination report respecting Borrower or its Subsidiaries (each a “Report” and collectively, “Reports”) prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b)  expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c)  expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any audit or examination will inspect only specific information regarding Borrower and its Subsidiaries and will rely significantly upon Borrower’s and its Subsidiaries’ books and records, as well as on representations of Borrower’s personnel,

(d)  agrees to keep all Reports and other material, non-public information regarding Borrower and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.9, and

(e)  without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of Borrower, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

In addition to the foregoing: (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by Borrower or its Subsidiaries to Agent that has not been contemporaneously provided by Borrower or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from Borrower or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from Borrower or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17  Several Obligations; No Liability.  Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments.  Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender.  Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender.  Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group.  No Lender shall be responsible to Borrower or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for it or on its behalf in connection with its Commitment, nor to take any other action on its behalf hereunder or in connection with the financing contemplated herein.

16.  WITHHOLDING TAXES.

(a)  All payments made by any Loan Party hereunder or under any note or other Loan Document will be made without setoff, counterclaim, or other defense.  In addition, all such payments will be made free and clear of, and without deduction or withholding for, any present or future Indemnified Taxes and Other Taxes, and in the event any deduction or withholding of Indemnified Taxes and Other Taxes is required, each Loan Party shall comply with the penultimate sentence of this Section 16(a).  If any Indemnified Taxes and Other Taxes are so levied or imposed, each Loan Party agrees to pay the full amount of such Indemnified Taxes and Other Taxes and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement, any note, or Loan Document, including any amount paid pursuant to this Section 16(a) after withholding or deduction for or on account of any Indemnified Taxes and Other Taxes, will not be less than the amount provided for herein; provided, however, that no such Loan Party shall be required to increase any such amounts if the increase in such amount payable results from Agent’s or such Lender’s own willful misconduct or gross negligence (as finally determined by a court of competent jurisdiction).  Each Loan Party will furnish to Agent as promptly as possible after the date the payment of any Indemnified Tax and Other Tax is due pursuant to applicable law certified copies of tax receipts evidencing such payment by such Loan Party.

(b)  If a Lender claims an exemption from United States withholding tax, Lender agrees with and in favor of Agent and Borrower, to deliver to Agent:

(i)  if such Lender claims an exemption from United States withholding tax pursuant to its portfolio interest exception, (A) a statement of the Lender, signed under penalty of perjury, that it is not a (I) a “bank” as described in Section 881(c)(3)(A) of the IRC, (II) a 10% shareholder of Borrower (within the meaning of Section 871(h)(3)(B) of the IRC), or (III) a controlled foreign corporation related to Borrower within the meaning of Section 864(d)(4) of the IRC, and (B) a properly completed and executed IRS Form W-8BEN, before receiving its first payment under this Agreement and at any other time reasonably requested by Agent or Borrower;

(ii)  if such Lender claims an exemption from, or a reduction of, withholding tax under a United States tax treaty, properly completed and executed IRS Form W-8BEN before receiving its first payment under this Agreement and at any other time reasonably requested by Agent or Borrower;

(iii)  if such Lender claims that interest paid under this Agreement is exempt from United States withholding tax because it is effectively connected with a United States trade or business of such Lender, two properly completed and executed copies of IRS Form W-8ECI before receiving its first payment under this Agreement and at any other time reasonably requested by Agent or Borrower; or

(iv)  such other form or forms, including IRS Form W-9, as may be required under the IRC or other laws of the United States as a condition to exemption from, or reduction of, United States withholding or backup withholding tax before receiving its first payment under this Agreement and at any other time reasonably requested by Agent or Borrower.

Lender agrees promptly to notify Agent and Borrower of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(c)  If a Lender claims an exemption from withholding tax in a jurisdiction other than the United States, Lender agrees with and in favor of Agent and Borrower, to deliver to Agent any such form or forms, as may be required under the laws of such jurisdiction as a condition to exemption from, or reduction of, foreign withholding or backup withholding tax before receiving its first payment under this Agreement and at any other time reasonably requested by Agent or Borrower.

Lender agrees promptly to notify Agent and Borrower of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(d)  If any Lender claims exemption from, or reduction of, withholding tax and such Lender sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of Borrower to such Lender, such Lender agrees to notify Agent and Borrower of  the percentage amount in which it is no longer the beneficial owner of Obligations of Borrower to such Lender.  To the extent of such percentage amount, Agent and Borrower will treat such Lender’s documentation provided pursuant to Sections 16(b) or 16(c) as no longer valid.  With respect to such percentage amount, Lender may provide new documentation, pursuant to Sections 16(b) or 16(c), if applicable.

(e)  If any Lender is entitled to a reduction in the applicable withholding tax, Agent may withhold from any interest payment to such Lender an amount equivalent to the applicable withholding tax after taking into account such reduction.  If the forms or other documentation required by subsection (b) or (c) of this Section 16 are not delivered to Agent, then Agent may withhold from any interest payment to such Lender not providing such forms or other documentation an amount equivalent to the applicable withholding tax.

(f)  If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that Agent did not properly withhold tax from amounts paid to or for the account of any Lender due to a failure on the part of the Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason) such Lender shall indemnify and hold Agent harmless for all amounts paid, directly or indirectly, by Agent, as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable to Agent under this Section 16, together with all costs and expenses (including attorneys fees and expenses).  The obligation of the Lenders under this subsection shall survive the payment of all Obligations and the resignation or replacement of Agent.

17.  GENERAL PROVISIONS.

17.1  Effectiveness.  This Agreement shall be binding and deemed effective when executed by Borrower, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2  Section Headings.  Headings and numbers have been set forth herein for convenience only.  Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3  Interpretation.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or Borrower, whether under any rule of construction or otherwise.  On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4  Severability of Provisions.  Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5  Bank Product Providers.  Each Bank Product Provider shall be deemed a party hereto for purposes of any reference in a Loan Document to the parties for whom Agent is acting; it being understood and agreed that the rights and benefits of such Bank Product Provider under the Loan Documents consist exclusively of such Bank Product Provider’s right to share in payments and collections out of the Collateral as more fully set forth herein. In connection with any such distribution of payments and collections, Agent shall be entitled to assume no amounts are due to any Bank Product Provider unless such Bank Product Provider has notified Agent in writing of the amount of any such liability owed to it prior to such distribution.

17.6  Lender-Creditor Relationship.  The relationship between the Lenders and Agent, on the one hand, and Borrower, on the other hand, is solely that of creditor and debtor.  No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to Borrower arising out of or in connection with, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and Borrower, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7  Counterparts; Electronic Execution.  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.  Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement.  Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.  The foregoing shall apply to each other Loan Document mutatis mutandis.

17.8  Revival and Reinstatement of Obligations.  If the incurrence or payment of the Obligations by Borrower or Guarantor or the transfer to the Lender Group of any property should for any reason subsequently be declared to be void or voidable under any state or federal law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent conveyances, preferences, or other voidable or recoverable payments of money or transfers of property (each, a “Voidable Transfer”), and if the Lender Group is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the reasonable advice of its counsel, then, as to any such Voidable Transfer, or the amount thereof that the Lender Group is required or elects to repay or restore, and as to all reasonable costs, expenses, and attorneys fees of the Lender Group related thereto, the liability of Borrower or Guarantor automatically shall be revived, reinstated, and restored and shall exist as though such Voidable Transfer had never been made.

17.9  Confidentiality.

(a)  Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding Borrower and its Subsidiaries, their operations, assets, and existing and contemplated business plans shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except:  (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (ii) to Subsidiaries and Affiliates of any member of the Lender Group (including the Bank Product Providers), provided that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by statute, decision, or judicial or administrative order, rule, or regulation, (iv) as may be agreed to in advance by Borrower or as requested or required by any Governmental Authority pursuant to any subpoena or other legal process, (v) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders), (vi) in connection with any assignment, prospective assignment, sale, prospective sale, participation, prospective participation or pledge or prospective or pledge of any Lender’s interest under this Agreement, provided that any such assignee, prospective assignment, sale, prospective sale, participation, prospective participation or pledge or prospective or pledgee shall have agreed in writing to receive such information hereunder subject to the terms of this Section, and (vii) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents.  The provisions of this Section 17.9(a) shall survive for two (2) years after the payment in full of the Obligations.

(b)  Anything in this Agreement to the contrary notwithstanding, Agent may provide information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services.

17.10  Lender Group Expenses.  Lender Group Expenses shall become due and payable ten (10) days after receipt of an invoice from the Agent setting forth in reasonable detail the Lender Group Expenses for which payment is being demanded. Borrower agrees to pay any and all Lender Group Expenses as set forth above and agrees that its obligations contained in this Section 17.10 shall survive payment or satisfaction in full of all other Obligations.

17.11  USA PATRIOT Act.  Each Lender that is subject to the requirements of the USA Patriot Act (Title 111 of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) hereby notifies Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender to identify Borrower in accordance with the Act.

17.12  Integration.  This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.\

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

STORM CAT ENERGY (USA) CORPORATION, as Borrower

By:	/s/ Joseph M. Brooker
Name:	Joseph M. Brooker
Title:	Chief Executive Officer

WELLS FARGO FOOTHILL, LLC, as Agent and as a Lender

By:	/s/ Eugene P. McDonough
Name:	Eugene P. McDonough
Title:	Vice-President

REGIMENT CAPITAL SPECIAL SITUATIONS FUND III, L.P., as a Lender
By: Regiment Capital GP, LLC its General Partner
By:	/s/ Richard T. Miller
Name:	Richard T. Miller
Title:	Authorized Signatory

Address for Notice:
222 Berkeley Street, 12th Floor
Boston, Massachusetts 02116
Attn: Kyle O’Neil
Fax No.: (617) 488-1688

Schedule 1.1

As used in the Agreement, the following terms shall have the following definitions:

“Account” means an account (as that term is defined in the Code).

“Account Debtor” means any Person who is obligated on an Account, chattel paper, or a general intangible.

“ACH Transactions” means any cash management or related services (including the Automated Clearing House processing of electronic fund transfers through the direct Federal Reserve Fedline system) provided by a Bank Product Provider for the account of Parent or its Subsidiaries.

“Act” has the meaning specified therefor in Section 17.11.

“Additional Documents” has the meaning specified therefor in Section 5.16.

“Advances” has the meaning specified therefor in Section 2.1(a).

“Affiliate” shall mean, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary or a joint venturer or partner, ten percent (10%) or more of the Stock having ordinary voting power in the election of directors of such Persons, (b) each Person that controls, is controlled by or is under common control with such Person, (c) each of such Person’s officers, directors, joint venturers and partners (in the case of joint venturers and partners, to the extent covered by clause (a)), and (d) in the case of any Loan Party, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of any Loan Party.  For the purposes of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that the term “Affiliate” shall specifically exclude Agent and each Lender.

“Agent” has the meaning specified therefor in the preamble to the Agreement.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agent’s Account” means the Deposit Account of Agent identified on Schedule A-1.

“Agent’s Liens” mean the Liens granted by Parent or its Subsidiaries to Agent under the Loan Documents.

“Agreement” means the Credit Agreement to which this Schedule 1.1 is attached.

“Approved Counterparty” means (a) any Lender or any Affiliate of a Lender, or (b) any other Person whose long term senior unsecured debt rating is A-/A3 by S&P or Moody’s (or their equivalent) or higher.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Coverage Ratio” means, as of any date of determination (a) Parent’s Total Reserve Value as of such date, divided by (b) the amount of Parent’s Total Debt as of such date.

“Assignee” has the meaning specified therefor in Section 13.1(a).

“Assignment and Acceptance” means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1.

“Authorized Person” means any one of the individuals identified on Schedule A-2.

“Availability” means, as of any date of determination, the amount that Borrower is entitled to borrow as Advances under Section 2.1 of the Agreement (after giving effect to all then outstanding Obligations (other than Bank Product Obligations) and all sublimits and reserves then applicable hereunder).

“Bank Product” means any financial accommodation extended to Borrower or its Subsidiaries by a Bank Product Provider (other than pursuant to the Agreement) including:  (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) ACH Transactions, (f) cash management, including controlled disbursement, accounts or services, or (g) transactions under Swap Agreements.

“Bank Product Agreements” means those agreements entered into from time to time by Parent or its Subsidiaries with a Bank Product Provider in connection with the obtaining of any of the Bank Products.

“Bank Product Collateralization” means providing cash collateral (pursuant to documentation reasonably satisfactory to Agent) to be held by Agent for the benefit of the Bank Product Providers in an amount determined by Agent as sufficient to satisfy the reasonably estimated credit exposure with respect to the then existing Bank Products.

“Bank Product Obligations” means all obligations, liabilities, contingent reimbursement obligations, fees, and expenses owing by Parent or its Subsidiaries to any Bank Product Provider pursuant to or evidenced by the Bank Product Agreements and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all such amounts that Parent or its Subsidiaries are obligated to reimburse to Agent or any member of the Lender Group as a result of Agent or such member of the Lender Group purchasing participations from, or executing indemnities or reimbursement obligations to, a Bank Product Provider with respect to the Bank Products provided by such Bank Product Provider to Parent or its Subsidiaries.

“Bank Product Provider” means Wells Fargo or any of its Affiliates.

“Bank Product Reserve” means, as of any date of determination, the lesser of (a) $1,000,000 and (b) an amount equal to the amount of reserves that Agent has established (based upon the Bank Product Providers’ reasonable determination of the credit exposure of Parent and its Subsidiaries in respect of Bank Products) in respect of Bank Products then provided or outstanding.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time or under any other bankruptcy or insolvency law (including without limitation, the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors Arrangement Act (Canada)).

“Base LIBOR Rate” means the rate per annum, determined by Agent in accordance with its customary procedures, and utilizing such electronic or other quotation sources as it considers appropriate, to be the rate at which Dollar deposits (for delivery on the first day of the requested Interest Period) are offered to major banks in the London interbank market two (2) Business Days prior to the commencement of the requested Interest Period, for a term and in an amount comparable to the Interest Period and the amount of the LIBOR Rate Loan requested (whether as an initial LIBOR Rate Loan or as a continuation of a LIBOR Rate Loan or as a conversion of a Base Rate Loan to a LIBOR Rate Loan) by Borrower in accordance with the Agreement, which determination shall be conclusive in the absence of manifest error; provided that for purposes of the Term Loan, such rate shall be the rate applicable to the rate on a one-, two-, three- or six-month LIBOR contract on the relevant date of determination and shall apply to the entire Term Loan.

“Base Rate” means, the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate. Notwithstanding the foregoing, if at any time the Base Rate is less than 6.25%, the Base Rate shall be deemed to be 6.25% until such time as the Base Rate is at least equal to 6.25%.

“Base Rate Loan” means the portion of the Advances or the Term Loan that bears interest at a rate determined by reference to the Base Rate.

“Base Rate Margin” means (i) for purposes of determining the interest rate applicable to the Term Loan or upon the occurrence of an event described in Section 2.13(d)(ii), 5.75% and (ii) for purposes of determining the interest rate applicable to Base Rate Loans that are Advances, the applicable Base Rate Margin set forth in the table below opposite the Borrowing Base Utilization on the date of determination:

Tier	Borrowing Base Utilization	Base Rate Margin for Advances
I	<0.33	0.75%
II	>=0.33 < 0.66	1.00%
III	>=0.66	1.25%

“Benefit Plan” means (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) for which Borrower or any Subsidiary or ERISA Affiliate of Borrower has been an “employer” (as defined in Section 3(5) of ERISA) within the past six (6) years or (ii) a “benefit plan” defined under any comparable foreign law that is or was sponsored, maintained or contributed to by, or required to be contributed by, Parent, any of its Subsidiaries or any of their respective ERISA Affiliates.

“Board of Directors” means the board of directors (or comparable managers) of Borrower or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

“Borrower” has the meaning specified therefor in the preamble to the Agreement.

“Borrowing” means a borrowing hereunder consisting of Advances made, converted or continued on the same day by the Lenders (or Agent on behalf thereof) and, in the case of Advances that are LIBOR Rate Loans, as to which a single Interest Period is in effect, or by Swing Lender in the case of a Swing Loan, or by Agent in the case of a Protective Advance.

“Borrowing Base” means, initially, Twenty-Five Million Dollars ($25,000,000), as set forth in Section 2.1(c), or such other amount as may be determined pursuant to Section 2.1(d), as the same may be adjusted from time to time pursuant to Section 5.21(d) or clause (g) of the definition of “Permitted Dispositions.”

“Borrowing Base Utilization” means the (i) the Revolver Usage divided by (ii) the Borrowing Base.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the state of New York, except that, if a determination of a Business Day shall relate to a LIBOR Rate Loan, the term “Business Day” also shall exclude any day on which banks are closed for dealings in Dollar deposits in the London interbank market.

“Canadian Pledge Agreement” means that certain Pledge and Security Agreement dated as of the date hereof by Parent in favor of Agent.

“Capital Expenditures” means, with respect to any Person for any period, the aggregate of all expenditures by such Person and its Subsidiaries during such period that are capital expenditures as determined in accordance with GAAP, whether such expenditures are paid in cash or financed.

“Capitalized Lease Obligation” means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Cash Equivalents” means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition thereof, (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one (1) year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), (c) commercial paper maturing no more than two hundred seventy (270) days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, (d) certificates of deposit, eurodollar-time deposits, bankers’ acceptances maturing within one (1) year from the date of acquisition thereof either (i) issued by any bank organized under the laws of the United States or any state thereof which bank has a rating of A or A2, or better, from S&P or Moody’s, or (ii) certificates of deposit less than or equal to Fifty Thousand Dollars ($50,000) in the aggregate issued by any other bank insured by the Federal Deposit Insurance Corporation, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d)(i) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the amount maintained with any such other bank is less than or equal to One Hundred Thousand Dollars ($100,000) and is insured by the Federal Deposit Insurance Corporation, (f) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (e) above, and (g) repurchase obligations with a term of not more than one (1) year for underlying securities of the types described in (a) and (c) above entered into with any bank that satisfies the criteria described in clause (d)(i) above.

“Cash Management Account” has the meaning specified therefor in Section 2.7(a).

“Cash Management Agreements” means those certain cash management agreements, in form and substance satisfactory to Agent, each of which is among Borrower or one of its Subsidiaries, Agent, and one of the Cash Management Banks.

“Cash Management Bank” has the meaning specified therefor in Section 2.7(a).

“Change of Control” means that (a) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holder, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of twenty percent (20%), or more, of the Stock of Parent having the right to vote for the election of members of the Board of Directors (or, in the case of Permitted Holder only, the Permitted Holder beneficially own, thirty percent (30%) or more of such Stock), (b) a majority of the members of the Board of Directors do not constitute Continuing Directors, (c) Parent shall cease to beneficially own and control, directly or indirectly, 100% on a fully diluted basis each of the aggregate of the economic and voting interest in the Stock of Borrower; (d) except to the extent constituting a Permitted Disposition or a transaction permitted pursuant to Section 6.3, Borrower shall cease to directly or indirectly beneficially own and control 100% on a fully diluted basis of each of the aggregate of the economic and voting interests in the Stock of any of its Subsidiaries; or (e) a “change of control” under the Convertible Subordinated Notes has occurred.

“Closing Date” means the date of the making of the Term Loan and the initial Advances made on the date hereof.

“Code” means the Uniform Commercial Code, as in effect from time to time, in the State of New York.

“Collateral” means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by Borrower or its Subsidiaries in or upon which a Lien is granted under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in Parent’s or its Subsidiaries’ books and records, Equipment, or Inventory, in each case, in form and substance satisfactory to Agent.

“Collections” means all cash, checks, notes, instruments, and other items of payment (including insurance proceeds, proceeds of cash sales, rental proceeds, and tax refunds).

“Commitment” means, with respect to each Lender, its Revolver Commitment, its Term Loan Commitment, or its Total Commitment, as the context requires, and, with respect to all Lenders, their Revolver Commitments, their Term Loan Commitments, or their Total Commitments, as the context requires, in each case as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 or in the Assignment and Acceptance pursuant to which such Lender became a Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1.

“Common Stock” means common stock of Parent, without par value per share.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C-1 delivered by the chief financial officer of Borrower to Agent.

“Consolidated Net Income” means, with respect to a Person, for any period, such Person’s and its Subsidiaries’ gross revenues for such period, including any cash dividends or distributions actually received from any other Person during such period, minus such Person’s and its Subsidiaries’ expenses and other proper charges against income (including taxes on income to the extent imposed), determined on a consolidated basis after eliminating earnings or losses attributable to outstanding minority interests and excluding the net earnings of any Person other than a Subsidiary in which such Person or any of its Subsidiaries has an ownership interest.  Consolidated Net Income shall not include: (i) any gain or loss from the sale of assets, (ii) any extraordinary gains, (iii) any extraordinary noncash losses, (iv) any non-cash income, gains, losses or charges resulting from the requirements of SFAS 133, 142, 143 or 144, or (v) any interest expense associated with the Convertible Subordinated Notes.

“Continuing Director” means (a) any member of the Board of Directors who was a director (or comparable manager) of Parent on the Closing Date, and (b) any individual who becomes a member of the Board of Directors after the Closing Date if such individual was appointed or nominated for election to the Board of Directors by a majority of the Continuing Directors, but excluding any such individual originally proposed for election in opposition to the Board of Directors in office at the Closing Date in an actual or threatened election contest relating to the election of the directors (or comparable managers) of Parent and whose initial assumption of office resulted from such contest or the settlement thereof.

“Control Agreement” means a control agreement, in form and substance satisfactory to Agent, executed and delivered by Parent or one of its Subsidiaries, Agent, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account).

“Convertible Subordinated Notes” means the Series A Subordinated Convertible Notes due March 31, 2012 issued by the Parent on January 30, 2007 and the Series B Subordinated Convertible Notes due March 31, 2012 issued by the Parent on March 30, 2007.

“Copyright Security Agreement” has the meaning specified therefor in the Security Agreement.

“Daily Balance” means, as of any date of determination and with respect to any Obligation, the amount of such Obligation owed at the end of such day.

“Default” means an event, condition, or default that, with the giving of notice, the passage of time, or both, would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender that fails to make any Advance (or other extension of credit) that it is required to make hereunder on the date that it is required to do so hereunder.

“Defaulting Lender Rate” means (a) for the first three (3) days from and after the date the relevant payment is due, the Base Rate, and (b) thereafter, the interest rate then applicable to Advances that are Base Rate Loans (inclusive of the Base Rate Margin applicable thereto).

“Defensible Title” means that record title of Parent or its Subsidiaries which, subject to clauses (a), (b), (c), (k) and (m) of the definition of “Permitted Liens”, (a) entitles Parent or its Subsidiaries, as applicable, to receive from each such Property not less than the interests shown in the Reserve Report as the “Net Revenue Interest” of all Hydrocarbons produced, saved and marketed from or allocated to the formations in such Property, all without reduction, suspension or termination except as stated in such Reserve Report or otherwise permitted as Permitted Liens; and (b) obligates Parent or its Subsidiaries, as applicable, to bear a percentage of the costs and expenses relating to the maintenance and development of, and operations relating to, the producing formations in each such Property not greater than the “Working Interest” shown in the Reserve Report (without a proportionate increase in the Net Revenue Interest), all without increase except as stated in such Reserve Report or otherwise permitted under clauses (a), (b), (c), (k) and (m) of the definition of “Permitted Liens”.

“Deposit Account” means any deposit account (as that term is defined in the Code).

“Designated Account” means the Deposit Account of Borrower identified on Schedule D-1.

“Designated Account Bank” has the meaning specified therefor in Schedule D-1.

“Disbursement Letter” means an instructional letter executed and delivered by Borrower to Agent and Lenders regarding the extensions of credit to be made on the Closing Date, the form and substance of which is satisfactory to Agent.

“Disqualified Stock” shall mean any Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one hundred eighty (180) days following the Maturity Date, (b) is convertible into or exchangeable for (i) debt securities or (ii) any Stock referred to in (a) above, in each case at any time on or prior to the date that one hundred eighty (180) days following the Maturity Date, or (c) is entitled to receive a dividend or distribution (other than for taxes attributable to the operations of the business) prior to the time that the Obligations are paid in full, or (d) has the benefit of any covenants or agreements that restrict the payment of any of the Obligations or that are EBITDA or debt-multiple based (i.e. financial covenants).

“Dollars” or “$” means United States dollars.

“EBITDA” means, for any period (without duplication), the sum of (a) Consolidated Net Income during such period (excluding all interest income earned or accrued during such period that was included in determining such Consolidated Net Income), plus (b) all interest paid or accrued during such period on Indebtedness (including amortization of original issue discount and the interest component of any deferred payment obligations and capital lease obligations) that was deducted in determining such Consolidated Net Income, plus (c) all income taxes that were deducted in determining such Consolidated Net Income, plus (d) all depreciation, depletion expense, amortization expense (including amortization of good will and debt issue costs), and other non-cash charges (including any provision for the reduction in the carrying value of assets recorded in accordance with GAAP and stock option grants, warrants and similar non-cash charges) and expenses incurred by Parent and its Subsidiaries that were deducted in determining such Consolidated Net Income; provided, however, that any calculation of EBITDA hereunder shall be made using an EBITDA calculated on a pro forma basis (inclusive of any acquisitions financed with Funded Indebtedness, if any, made during the relevant calculation period and, if any such acquisition has a value in excess of $500,000, as if such acquisition had occurred on the first day of such period); provided, further, that EBITDA shall be calculated as follows for the first three fiscal quarters following the Closing Date:

(a) for the fiscal quarter ending March 31, 2008, EBITDA shall be EBITDA for the three-month period ending on such date multiplied by four;

(b) for the fiscal quarter ending June 30, 2008, EBITDA shall be EBITDA for the six-month period ending on such date multiplied by two;

(c) for the fiscal quarter ending September 30, 2008, EBITDA shall be EBITDA for the nine-month period ending on such date multiplied by 4/3;

Thereafter, EBITDA shall be calculated using EBITDA for the period of four (4) fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, (d) a commercial bank organized under the laws of the United States, or any state thereof, and having total assets in excess of $250,000,000, (e) a commercial bank organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development or a political subdivision of any such country and which has total assets in excess of $250,000,000, provided that such bank is acting through a branch or agency located in the United States and (f) a finance company, insurance company, or other financial institution, or fund that is engaged in making, purchasing, or otherwise investing in commercial loans in the ordinary course of its business and having (together with its Affiliates) total assets in excess of $250,000,000; provided that notwithstanding the foregoing and for the avoidance of doubt, “Eligible Assignee” shall not include Parent, Borrower, any of Parent’s Affiliates or Subsidiaries.

“Engineering Reports” has the meaning assigned such term in Section 2.1(e)(i).

“Environmental Actions” means any written complaint, summons, citation, notice, directive, demand, suit, order, claim, litigation, governmental investigation, judicial or administrative proceeding, judgment, letter, or other communication to Parent or any of its Subsidiaries from any Governmental Authority, or any third party alleging violations of Environmental Laws or liability for Response Actions with respect to Releases (a) at, onto or from any assets, properties, or businesses of Parent, its Subsidiaries, including the Real Property, (b) from or onto adjoining properties or businesses, or (c) from or onto any facilities which received Hazardous Materials generated by Borrower, its Subsidiaries.

“Environmental Law” means any applicable federal, state, provincial, territorial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, issued by a Governmental Authority, in each case, to the extent binding on Parent or its Subsidiaries, relating to the environment, health and safety, natural resources or natural resource damages, or Hazardous Materials, in each case as amended from time to time.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest that arise under Environmental Laws or are  incurred as a result of any (i) Environmental Action, (ii) Release or (iii) Response Action.

“Environmental Lien” means any Lien in favor of any Governmental Authority or Person for Environmental Liabilities.

“Environmental Permits” has the meaning specified therefor in Section 4.11(b).

“Equipment” means equipment (as that term is defined in the Code).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

“ERISA Affiliate” means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of Parent or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of Parent or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which Parent or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with Parent or any of its Subsidiaries and whose employees are aggregated with the employees of Parent or its Subsidiaries under IRC Section 414(o).

“ERISA Event” means, with respect to Parent or any of its Subsidiaries or any of their ERISA Affiliates, (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Loan Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Loan Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Loan Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 of ERISA; or (i) the loss of a Qualified Plan’s qualification or tax exempt status.

“Event of Default” has the meaning specified therefor in Section 7.

“Excess Cash Flow” means, with respect to any fiscal period and with respect to Parent determined on a consolidated basis in accordance with GAAP (a) EBITDA for such fiscal period, minus (b) without duplication, the sum of (i) the cash portion of Interest Expense paid during such fiscal period, (ii) the cash portion of income taxes paid during such fiscal period, (iii) all voluntary and scheduled principal payments made in respect of the Term Loan during such fiscal period, (iv) the cash portion of Capital Expenditures (net of (y) any proceeds reinvested in accordance with the proviso to Section 2.4(c)(iii)(A) of the Agreement, and (z) any proceeds of related financings with respect to such expenditures) made during such period, and (v) the cash portion of interest expense paid during the fiscal period of the Convertible Subordinated Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time.

“Excluded Tax” means, with respect to Agent, any Lender, the Issuing Lender or any other recipient of any payment to be made by or on account of any obligation of Borrower hereunder, the following Taxes, including interest, penalties or other additions thereto: (a) income or franchise taxes imposed on (or measured by) its gross or net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in which it is otherwise deemed to be engaged in a trade or business for Tax purposes or, in the case of any Lender, in which its applicable lending office is located; (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which Borrower is located; and (c) in the case of a Foreign Lender, any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender’s failure to comply with Section 16(b), (c) or (d).

“Existing Lender” means JPMorgan Chase Bank, N.A.

“Extraordinary Receipts” means any cash received by Parent or any of its Subsidiaries not in the ordinary course of business, including (a) Tax Refunds, (b) pension plan reversions, (c) proceeds of insurance (including key man life insurance and business interruption insurance, but excluding any casualty insurance), (d) judgments, proceeds of settlements or other consideration of any kind in connection with any cause of action, (e) indemnity payments arising out of acquisitions, and (f) any purchase price adjustment received in connection with any purchase agreement following the closing and funding of any applicable acquisition with the proceeds of any Advance or the Term Loan in whole or in part.

“Fee Letter” means that certain fee letter between Borrower and Agent, in form and substance satisfactory to Agent.

“Force Majeure Event” mean any act or event not within the control of the party claiming suspension, and which, by the exercise of due diligence, such party is unable to prevent or overcome, and shall include, but not be limited to, acts of God, strikes, lockouts, or industrial disputes or disturbances, civil disturbances, arrests and restraints, interruptions by government or court order, future orders of any regulatory body having proper jurisdiction, acts of the public enemy, wars, riots, blockades, insurrections, inability to secure materials by reason of allocations promulgated by authorized governmental agencies, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or freezing of pipelines, electrical power interruptions, inability to obtain permits, easements,  rights-of-way or materials at reasonable cost, the making of repairs, maintenance or alterations to lines or pipe, machinery or plants, interruption or curtailment by downstream pipeline, or any other cause whether of the kind herein enumerated or otherwise, not reasonably within the control of the party claiming "force majeure"; provided, however, in no event shall the failure of, or insufficient, gas reserves or gas supply constitute an event of force majeure.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

“Funded Indebtedness” means, as of any date of determination, all Indebtedness for borrowed money or letters of credit of Borrower, determined on a consolidated basis in accordance with GAAP, that by its terms matures more than one (1) year after the date of calculation, and any such Indebtedness maturing within one (1) year from such date that is renewable or extendable at the option of Borrower or its Subsidiaries, as applicable, to a date more than one (1) year from such date, including, in any event, but without duplication, with respect to Borrower and its Subsidiaries, the Revolver Usage, the Term Loan and the amount of their Capital Lease Obligations.

“Funding Date” means the date on which a Borrowing occurs.

“Funding Losses” has the meaning specified therefor in Section 2.13(b)(ii).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means any federal (including, the federal government of Canada), state, local, provincial, territorial or other governmental or administrative body, instrumentality, board, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Guarantors” means Parent and each Subsidiary of Borrower and “Guarantor” means any one of them; provided, that, if any Subsidiary is a “controlled foreign corporation” within the meaning of Section 957 of the IRC, it shall not be required to be a Guarantor.

“Guaranty” means that certain general continuing guaranty executed and delivered by each Guarantor in favor of Agent, for the benefit of the Lender Group and the Bank Product Providers, in form and substance satisfactory to Agent.

“Hazardous Materials” means (a) chemical, materials or substances that are regulated under any Environmental Law, or defined or listed in, or otherwise classified pursuant to, any Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity,” (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives, (d) any radioactive materials, (e) asbestos in any form, (f) oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million, (g) lead based paint, (h) urea formaldehyde, (i) radon, and (j) pesticides.

“Holdout Lender” has the meaning specified therefor in Section 14.2(a).

“Hydrocarbon Interests” means all rights, titles, interests and estates now owned or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, oil, gas and casinghead gas leases, or other liquid or gaseous hydrocarbon leases, mineral fee or lease interests, farm-outs, overriding royalty and royalty interests, net profit interests, oil payments, production payment interests and similar mineral interests, including any reserved or residual interest of whatever nature.

“Hydrocarbons” means, collectively, oil, gas, coal seam gas, casinghead gas, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons, all products and byproducts refined, separated, settled and dehydrated therefrom and all products and byproducts refined therefrom, including, without limitation, kerosene, liquefied petroleum gas, refined lubricating oils, diesel fuel, drip gasoline, natural gasoline, helium, sulfur, geothermal steam, water, carbon dioxide, and all other minerals.

“Indebtedness” of any Person means, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, interest rate swaps, or other financial products, (c) all obligations as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of a Person or its Subsidiaries, irrespective of whether such obligation or liability is assumed, (e) all obligations to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices provided that such obligations are not more than ninety (90) days past due), (f) all obligations owing under Swap Agreements, (g) all Disqualified Stock, and (h) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above.

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3.

“Indemnified Person” has the meaning specified therefor in Section 10.3.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Initial Reserve Report” means the report of Netherland, Sewell & Associates, Inc. dated June 30, 2007 with respect to the Oil and Gas Properties of Borrower and its Subsidiaries.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Intercompany Note” means that certain Intercompany Note, dated as of the date hereof, by and among Borrower, Parent and the other Guarantors, as may be amended, restated, supplemented, renewed, extended, replaced or otherwise modified from time to time.

“Interim Redetermination” has the meaning specified therefor in Section 2.1(d).

“Interest Coverage Ratio” means, with respect to Parent and its Subsidiaries for any period, the ratio of EBITDA to Interest Expense for such period.

“Interest Expense” means, for any period, the aggregate of the interest expense of Parent and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, less (A) interest expense associated with the Convertible Subordinated Notes, and (B) any non cash amounts including, but not limited to, (i) amortization of debt discount, (ii) amortization of debt origination costs and (iii) capitalized interest; provided that Interest Expense shall be calculated as follows for the first three fiscal quarters following the Closing Date:

(a)           for the fiscal quarter ending March 31, 2008, Interest Expense shall be Interest Expense for the three-month period ending on such date multiplied by four;

(b)           for the fiscal quarter ending June 30, 2008, Interest Expense shall be Interest Expense for the six-month period ending on such date multiplied by two;

(c)           for the fiscal quarter ending September 30, 2008, Interest Expense shall be Interest Expense for the nine-month period ending on such date multiplied by 4/3.

Thereafter, Interest Expense shall be calculated using Interest Expense for the period of four (4) fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available.

“Interest Period” means, with respect to (i) each LIBOR Rate Loan (other than the Term Loan) a period commencing on the date of the making of such LIBOR Rate Loan (or the continuation of a LIBOR Rate Loan or the conversion of a Base Rate Loan to a LIBOR Rate Loan) and ending one (1), two (2), three (3) or six (6) months thereafter; provided, however, that (a) if any Interest Period would end on a day that is not a Business Day, such Interest Period shall be extended (subject to clauses (c)-(e) below) to the next succeeding Business Day, (b) interest shall accrue at the applicable rate based upon the LIBOR Rate from and including the first day of each Interest Period to, but excluding, the day on which any Interest Period expires, (c) any Interest Period that would end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day, (d) with respect to an Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), the Interest Period shall end on the last Business Day of the calendar month that is one (1), two (2), three (3) or six (6) months after the date on which the Interest Period began, as applicable, and (e) Borrower may not elect an Interest Period which will end after the Maturity Date and (ii) the Term Loan (a) with respect to the first interest payment date, the period from and including the Closing Date to and including the last day of the calendar quarter in which the Closing Date occurs and (b) with respect to any subsequent interest payment date, the calendar quarter immediately preceding the quarter in which the interest payment occurs; provided, that if any Interest Period would otherwise extend beyond the Maturity Date for which the interest rate is being calculated, the Interest Period shall end on such Maturity Date.

“Inventory” means inventory (as that term is defined in the Code).

“Investment” means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, or capital contributions (excluding bona fide Accounts arising in the ordinary course of business consistent with past practice), purchases or other acquisitions of Indebtedness, Stock, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“IRC” means the Internal Revenue Code of 1986, as in effect from time to time.

“IRS” shall mean the Internal Revenue Service, or any successor thereto.

“Issuing Lender” means WFF or any other Lender that, at the request of Borrower and with the consent of Agent, agrees, in such Lender’s sole discretion, to become an Issuing Lender for the purpose of issuing L/Cs or L/C Undertakings pursuant to Section 2.12.

“L/C” has the meaning specified therefor in Section 2.12(a).

“L/C Disbursement” means a payment made by the Issuing Lender pursuant to a Letter of Credit.

“L/C Undertaking” has the meaning specified therefor in Section 2.12(a).

“Lender” and “Lenders” have the respective meanings set forth in the preamble to the Agreement, and shall include any other Person made a party to the Agreement in accordance with the provisions of Section 13.1.

“Lender Agreement” means that certain agreement dated as of the date hereof by and between the Lenders.

“Lender Group” means, individually and collectively, each of the Lenders (including the Issuing Lender) and Agent.

“Lender Group Expenses” means all (a) costs or expenses (including taxes, and insurance premiums) required to be paid by Parent or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with Parent or its Subsidiaries, including, fees or charges for photocopying, notarization, couriers and messengers, telecommunication, public record searches (including tax lien, litigation, and UCC searches and including searches with the patent and trademark office, the copyright office, or the department of motor vehicles), filing, recording, publication, appraisal (including periodic collateral appraisals or business valuations to the extent of the fees and charges (and up to the amount of any limitation) contained in the Agreement or the Fee Letter), real estate surveys, real estate title policies and endorsements, and environmental audits, (c) out-of-pocket costs and expenses incurred by Agent in the disbursement of funds to Borrower or other members of the Lender Group (by wire transfer or otherwise), (d) charges paid or incurred by Agent resulting from the dishonor of checks, (e) reasonable out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any Default or Event of Default or enforce any provision of the Loan Documents, or in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (f) out-of-pocket audit fees and expenses of Agent related to any inspections or audits to the extent of the fees and charges (and up to the amount of any limitation) contained in the Agreement or the Fee Letter, (g) reasonable costs and expenses of third party claims or any other suit paid or incurred by the Lender Group in enforcing or defending the Loan Documents or in connection with the transactions contemplated by the Loan Documents or the Lender Group’s relationship with Parent or any its Subsidiaries, (h) Agent’s and each Lender’s reasonable out-of-pocket costs and expenses (including attorneys fees) incurred in advising, structuring, drafting, reviewing, administering, or amending the Loan Documents (whether or not consummated), including the reasonable costs and expenses of any independent engineers and consultants retained by Agent and each Lender in connection herewith, and (i) Agent’s and each Lender’s reasonable costs and expenses (including attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning Parent or its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether suit is brought, or in taking any Remedial Action concerning the Collateral.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, attorneys, and agents.

“Letter of Credit” means an L/C or an L/C Undertaking, as the context requires.

“Letter of Credit Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Agent, including provisions that specify that the Letter of Credit fee set forth in the Agreement will continue to accrue while the Letters of Credit are outstanding) to be held by Agent for the benefit of those Lenders with a Revolver Commitment in an amount equal to one hundred five percent (105%) of the then existing Letter of Credit Usage, (b) causing the Underlying Letters of Credit to be returned to the Issuing Lender, or (c) providing Agent with a standby letter of credit, in form and substance reasonably satisfactory to Agent, from a commercial bank acceptable to Agent (in its sole discretion) in an equal to one hundred five percent (105%) of the then existing Letter of Credit Usage (it being understood that the Letter of Credit fee set forth in the Agreement will continue to accrue while the Letters of Credit are outstanding and that any such fee that accrues must be an amount that can be drawn under any such standby letter of credit).

“Letter of Credit Usage” means, as of any date of determination, the aggregate undrawn amount of all outstanding Letters of Credit.

“Leverage Ratio” means, as of any date of determination (a) the amount of Parent and its Subsidiaries’ Funded Indebtedness as of such date, divided by (b)  the TTM EBITDA of Parent and its Subsidiaries as of such date.

“LIBOR Deadline” has the meaning specified therefor in Section 2.13(b)(i).

“LIBOR Notice” means a written notice in the form of Exhibit L-1.

“LIBOR Option” has the meaning specified therefor in Section 2.13(a).

“LIBOR Rate” means, for each Interest Period relating to any LIBOR Rate Loan, the rate per annum determined by Agent by dividing (a) the Base LIBOR Rate for such Interest Period, by (b) 100% minus the Reserve Percentage.  The LIBOR Rate shall be adjusted on and as of the effective day of any change in the Reserve Percentage. Notwithstanding the foregoing, if at any time the LIBOR Rate is less than 4.8425%, the LIBOR Rate shall be deemed to be 4.8425% until such time as the LIBOR Rate is at least equal to 4.8425%, provided, however, for the avoidance of doubt, no change in the LIBOR Rate shall be imposed until the end of the applicable Interest Period.

“LIBOR Rate Loan” means each portion of an Advance or the Term Loan that bears interest at a rate determined by reference to the LIBOR Rate.

“LIBOR Rate Margin” means with respect to (a) the Term Loan, 7.00% and (b) any Advances, the applicable LIBOR Rate Margin set forth in the table below opposite the Borrowing Base Utilization on the date of determination:

Tier	Borrowing Base Utilization	LIBOR Rate Margin for Advances
I	<0.33	2.00%
II	>=0.33 < 0.66	2.25%
III	>=0.66	2.50%

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing, including (a) any interest in an asset securing an obligation owed to, or a claim by, any Person other than the owner of the asset, whether such interest shall be based on the common law, statute or contract, whether such interest shall be recorded or perfected, and whether such interest shall be contingent upon to occurrence of some future event or events or the existence of some future circumstance or circumstances and (b) any of the preceding, in addition to any purchase options, reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting any Oil and Gas Properties or Real Property.

“Loan Account” has the meaning specified therefor in Section 2.10.

“Loan Documents” means the Agreement, the Bank Product Agreements, the Cash Management Agreements, the Control Agreements, the Copyright Security Agreement, the Canadian Pledge Agreement, the Fee Letter, the Guaranty, the Lender Agreement, the Letters of Credit, the Mortgages, the Patent Security Agreement, the Security Agreement, the Trademark Security Agreement, any note or notes executed by Borrower in connection with the Agreement and payable to a member of the Lender Group, and any other agreement entered into, now or in the future, by Borrower or any of its Subsidiaries and the Lender Group in connection with the Agreement.

“Loan Party” means any Borrower and any Guarantor.

“Margin Stock” shall have the meaning specified therefor in Section 4.2.

“Material Adverse Change” means (a) a material adverse change in the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, (b) a material impairment of the ability of Parent and its Subsidiaries, taken as a whole, to perform their obligations under the Loan Documents to which they are parties or of the Lender Group’s ability to enforce the Obligations or realize upon the Collateral, or (c) a material impairment of the enforceability or priority of Agent’s Liens with respect to the Collateral as a result of an action or failure to act on the part of Parent or its Subsidiaries.

“Material Contract” means, with respect to any Person, (i) each contract or agreement to which such Person or any of its Subsidiaries is a party that is (A) a bond or surety obligation or (B) an employment agreement with an officer or a director and (ii) all other contracts or agreements to which such Person or any of its Subsidiaries is a party for which breach, non-performance, cancellation or failure to renew could reasonably be expected to result in a Material Adverse Change or operate to materially reduce the “Net Revenue Interest” below the interest described in the most recently delivered Reserve Report for Proved Oil and Gas Properties.

“Maturity Date” has the meaning specified therefor in Section 3.3.

“Maximum Revolver Amount” means Fifty Million Dollars ($50,000,000).

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents.

“Mortgages” means, individually and collectively, one or more mortgages, deeds of trust, or deeds to secure debt, executed and delivered by Parent or its Subsidiaries in favor of Agent, in form and substance satisfactory to Agent, that encumber the Oil and Gas Properties.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, and to which Borrower, any Subsidiary of Borrower or ERISA Affiliate of Borrower is making, is obligated to make, has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

“Net Cash Proceeds” means:

(a)        with respect to any sale or disposition by Parent or any of its Subsidiaries of property or assets, the amount of cash proceeds (other than escrowed funds to support obligations reasonably expected to be payable) received (directly or indirectly) from time to time (whether as initial consideration or through the payment of deferred consideration) by or on behalf of Parent or its Subsidiaries, in connection therewith after deducting therefrom only (i) the amount of any Indebtedness secured by any Permitted Lien on any asset (other than (A) Indebtedness owing to Agent or any Lender under the Agreement or the other Loan Documents and (B) Indebtedness assumed by the purchaser of such asset) which is required to be, and is, repaid in connection with such sale or disposition, (ii) fees, commissions, and expenses related thereto and required to be paid by Parent or such Subsidiary in connection with such sale or disposition and (iii) taxes paid or payable to any taxing authorities by Parent or such Subsidiary in connection with such sale or disposition, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of Parent or any of its Subsidiaries, and are properly attributable to such transaction; and

(b)        with respect to the issuance or incurrence of any Indebtedness by Parent or any of its Subsidiaries, or the issuance by Parent or any of its Subsidiaries of any shares of its Stock, the aggregate amount of cash (other than escrowed funds to support obligations reasonably expect to be payable) received (directly or indirectly) from time to time (whether as initial consideration or through the payment or disposition of deferred consideration) by or on behalf of Borrower or such Subsidiary in connection with such issuance or incurrence, after deducting therefrom only (i)  fees, commissions, and expenses related thereto and required to be paid by Parent or such Subsidiary in connection with such issuance or incurrence, (ii) taxes paid or payable to any taxing authorities by Parent or such Subsidiary in connection with such issuance or incurrence, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of Parent or any of its Subsidiaries, and are properly attributable to such transaction.

“New Borrowing Base Notice” shall have the meaning specified therefor in Section 2.1(e)(iii)(A).

“Obligations” means (a) all loans (including the Term Loan), Advances, debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), contingent reimbursement obligations with respect to outstanding Letters of Credit, premiums, liabilities (including all amounts charged to Borrower’s Loan Account pursuant to the Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letter), charges, costs, Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, covenants, and duties of any kind and description owing by any Loan Party to the Lender Group pursuant to or evidenced by the Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Loan Party is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents, and (b) all Bank Product Obligations.  Any reference in the Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“Oil and Gas Business” means (a) the acquisition, exploration, exploitation, development, operation and disposition of interests in Oil and Gas Properties and Hydrocarbons, (b) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties, including, without limitation, the marketing of Hydrocarbons obtained from unrelated Persons, (c) any business relating to or arising from exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith, (d) any business relating to oilfield sales and service, and (e) any activity that is ancillary or necessary or desirable to facilitate the activities described in clauses (a) through (d) of this definition.

“Oil and Gas Properties” means (a) Hydrocarbon Interests; (b) the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, now owned or hereinafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, service rigs, trailers, backhoes, automotive equipment, rental equipment or other personal Property which may be on such premises for the purpose of drilling and servicing a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

“Originating Lender” has the meaning specified therefor in Section 13.1(e).

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.

“Overadvance” has the meaning specified therefor in Section 2.5.

“Parent” means Storm Cat Energy Corporation, a company incorporated under the laws of British Columbia, Canada.

“Participant” has the meaning specified therefor in Section 13.1(e).

“Patent Security Agreement” has the meaning specified therefor in the Security Agreement.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” shall mean, at any time, an employee benefit plan, as defined in Section 3(3) of ERISA, which Parent or any of its Subsidiaries maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any Loan Party (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be an employee benefit plan of such Loan Party).

“Permitted Discretion” means a determination made in the exercise of reasonable (from the perspective of a secured lender) business judgment.

“Permitted Dispositions” means (a) sales or other dispositions of Equipment that is substantially worn, damaged, surplus or obsolete in the ordinary course of business; (b) sales of Inventory to buyers in the ordinary course of business; (c) the use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms of the Agreement or the other Loan Documents; (d) the licensing, on a non-exclusive basis, of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business; (e) the sale of Hydrocarbons in the ordinary course of business; (f) farmouts of undeveloped acreage and assignments in connection with such farmouts; (g) sales or other dispositions of Oil and Gas Properties (or any Subsidiary of Borrower possessing one or more Oil and Gas Properties (and no other assets) to the extent the disposition satisfies each of the following conditions, including the limitation on the value of such disposition in subclause (iii) hereof); provided, that (i) one hundred percent (100%) of the consideration received in respect of such sale or other disposition shall be cash or like-kind exchange, (ii) the consideration received in respect of such sale or other disposition shall be equal to or greater than the fair market value of the Oil and Gas Property or interest therein subject of such sale or other disposition (as reasonably determined by Borrower and, if requested by Agent, Borrower shall deliver a certificate of a Responsible Officer of Borrower certifying to that effect), (iii) if such sale or other disposition of Oil and Gas Property included in the most recently delivered Reserve Report during any period between two successive Scheduled Redetermination Dates has a fair market value (as determined by Agent), individually or in the aggregate, in excess of One Million Five Hundred Thousand Dollars ($1,500,000), other than like-kind exchanges for comparable value, the Borrowing Base shall be reduced, effective immediately upon such sale or disposition, by an amount equal to the value, if any, assigned such Property as determined by the Required Lenders in the most recently delivered Reserve Report and (iv) in no event shall the value of the dispositions permitted by subclause (g) hereof exceed, in the aggregate, Two Million Dollars ($2,000,000) during the term of this Agreement; (h) (i) sales, transfers and dispositions of Property (A) by any Guarantor to another Guarantor (other than Parent) or to Borrower, including the transfer of Oil and Gas Properties into newly created limited partnerships or limited liability companies that have become Guarantors in accordance with Section 5.15, (ii) the issuance of any Stock in Borrower or any Guarantor (other than Parent) to Borrower or any Guarantor and (iii) issuances of Stock upon conversion of the Convertible Subordinated Notes.

“Permitted Holder” means the Person identified on Schedule P-1.

“Permitted Investments” means (a) Investments in cash and Cash Equivalents, (b) Investments in negotiable instruments for collection, (c) advances made in connection with purchases of goods or services in the ordinary course of business, (d) Investments received in settlement of amounts due to Parent or any of its Subsidiaries effected in the ordinary course of business or owing to Parent or any of its Subsidiaries as a result of Insolvency Proceedings involving an Account Debtor or upon the foreclosure or enforcement of any Lien in favor of Borrower or its Subsidiaries, (e) subject to the limits in Section 6.6, Investments in direct ownership interests in additional Oil and Gas Properties and gas gathering systems related thereto or related to farm-out, farm-in, joint operating, joint venture or area of mutual interest agreements, gathering systems, pipelines or other similar arrangements which are usual and customary in the oil and gas exploration and production business located within the geographic boundaries of the United States of America; provided that for purposes of this clause (e), an investment in capital stock, partnership interests, joint venture interests, limited liability company interests or other similar equity interests in a Person shall not constitute a Permitted Investment, (f) commission, travel and similar advances and loans to employees, officers or directors in the ordinary course of business of the Parent or any of its Subsidiaries, in each case only as permitted by applicable law, including Section 402 of the Sarbanes Oxley Act of 2002, as amended, but in any event not to exceed  Twenty Five Thousand Dollars ($25,000) in the aggregate at any time, (g) any guarantee permitted under Section 6.1, (h) any Swap Agreement permitted under Section 6.24, (i) Investments (1) made by the Parent in or to the other Guarantors and (2) made by any Subsidiary of Borrower in or to the Borrower or any Guarantor (other than Parent), (j) deposits in the ordinary course of business to secure the performance of (i) letters of credit, (ii) bids, tenders, or obtaining of any license from of Governmental Authority, (iii) indemnification obligations, or (iv) operating leases, and (k) any Oil and Gas Property received in an exchange for another Oil and Gas Property of the Parent or any of its Subsidiaries in connection with a Permitted Disposition.

“Permitted Liens” means (a) Liens held by Agent to secure the Obligations, (b) Liens for unpaid taxes, assessments, or other governmental charges or levies that either (i) are not yet delinquent, or (ii) (A) either (I) do not have priority over Agent’s Liens, or (II) secure taxes, assessments, charges or levies in an aggregate amount not in excess of Two Hundred Fifty Thousand Dollars ($250,000) and after the Agent establishes reserves against the then-existing Borrowing Base or the Maximum Revolver Amount in such aggregate amount and at least One Dollar ($1.00) of Availability exists, and (B) the underlying taxes, assessments, or charges or levies are the subject of Permitted Protests, (c) judgment Liens that do not constitute an Event of Default under Section 7.7 of the Agreement, (d) Liens set forth on Schedule P-2, provided that any such Lien only secures the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof, (e) the interests of lessors under operating leases, (f) purchase money Liens or the interests of lessors under Capital Leases permitted under Section 6.1(c) to the extent that such Liens or interests secure Permitted Purchase Money Indebtedness and so long as (i) such Lien attaches only to the asset purchased, acquired, constructed or improved and the proceeds thereof, and (ii) such Lien only secures the Indebtedness that was incurred to acquire the asset purchased, acquired, constructed or improved or any Refinancing Indebtedness in respect thereof, (g) Liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money, and which Liens either (i) are for sums not yet delinquent, or (ii) are the subject of Permitted Protests, (h) Liens on amounts deposited in connection with obtaining worker’s compensation or other unemployment insurance, (i) Liens on amounts deposited in the ordinary course of business in connection with letters of credit, bids, tenders or leases, obtaining any license from a Governmental Authority, (j) Liens on amounts deposited as security for surety or appeal bonds in connection with obtaining such bonds in the ordinary course of business, (k) with respect to any Real Property, easements, rights of way, and zoning restrictions and other similar encumbrances that do not materially interfere with or impair the use or operation thereof, (l) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights and remedies and burdening only deposit accounts or other funds maintained with a creditor depository institution, and (m) contractual Liens which arise in the ordinary course of business under operating agreements, joint venture agreements, oil and gas partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, processing agreements, net profits agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements, and other agreements which are usual and customary in the oil and gas business and are for claims which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP, provided that any such Lien referred to in this clause does not materially impair the use of the Property covered by such Lien for the purposes of which such Property is held by the Borrower or any of its Subsidiaries or materially impair the value of material Property subject thereto.

“Permitted Protest” means the right of Parent or any of its Subsidiaries to protest any Lien (other than any Lien that secures the Obligations), taxes (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on Parent’s or its Subsidiaries’ books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by Parent or its Subsidiary, as applicable, in good faith, and (c) Agent is satisfied that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Agent’s Liens.

“Permitted Purchase Money Indebtedness” means, as of any date of determination, Purchase Money Indebtedness incurred after the Closing Date in an aggregate principal amount outstanding at any one time not in excess of One Million Dollars ($1,000,000).

“Person” means natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Petroleum Engineers” means such petroleum engineers of recognized national standing as may be selected by Loan Parties with the prior consent of Agent.

“Pro Rata Share” means, as of any date of determination:

(a)        with respect to a Lender’s obligation to make Advances and right to receive payments of principal, interest, fees, costs, and expenses with respect thereto, (i) prior to the Revolver Commitments being terminated or reduced to zero, the percentage obtained by dividing (y) such Lender’s Revolver Commitment, by (z) the aggregate Revolver Commitments of all Lenders, and (ii) from and after the time that the Revolver Commitments have been terminated or reduced to zero, the percentage obtained by dividing (y) the aggregate outstanding principal amount of such Lender’s Advances by (z) the aggregate outstanding principal amount of all Advances,

(b)        with respect to a Lender’s obligation to participate in Letters of Credit, to reimburse the Issuing Lender, and right to receive payments of fees with respect thereto, (i) prior to the Revolver Commitments being terminated or reduced to zero, the percentage obtained by dividing (y) such Lender’s Revolver Commitment, by (z) the aggregate Revolver Commitments of all Lenders, and (ii) from and after the time that the Revolver Commitments have been terminated or reduced to zero, the percentage obtained by dividing (y) the aggregate outstanding principal amount of such Lender’s Advances by (z) the aggregate outstanding principal amount of all Advances,

(c)        with respect to a Lender’s obligation to make the Term Loan and right to receive payments of interest, fees, and principal with respect thereto, (i) prior to the making of the Term Loan, the percentage obtained by dividing (y) such Lender’s Term Loan Commitment, by (z) the aggregate amount of all Lenders’ Term Loan Commitments, and (ii) from and after the making of the Term Loan, the percentage obtained by dividing (y) the principal amount of such Lender’s portion of the Term Loan by (z) the principal amount of the Term Loan, and

(d)        with respect to all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7), the percentage obtained by dividing (i) such Lender’s Revolver Commitment plus the outstanding principal amount of such Lender’s portion of the Term Loan, by (ii) the aggregate amount of Revolver Commitments of all Lenders plus the outstanding principal amount of the Term Loan; provided, however, that in the event the Revolver Commitments have been terminated or reduced to zero, Pro Rata Share under this clause shall be the percentage obtained by dividing (A) the outstanding principal amount of such Lender’s Advances plus such Lender’s ratable portion of the Risk Participation Liability with respect to outstanding Letters of Credit plus the outstanding principal amount of such Lender’s portion of the Term Loan, by (B) the outstanding principal amount of all Advances plus the aggregate amount of the Risk Participation Liability with respect to outstanding Letters of Credit plus the outstanding principal amount of the Term Loan.

“Projections” means Parent’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with Parent’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.  The Projections shall also contain a forecast of Capital Expenditures for the period covered thereby.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts and contract rights.

“Proposed Borrowing Base” has the meaning specified therefor in Section 2.1(e)(i).

“Proposed Borrowing Base Notice” has the meaning specified therefor in Section 2.1(e)(ii).

“Protective Advances” has the meaning specified therefor in Section 2.3(d)(i).

“Proved Oil and Gas Properties” means Oil and Gas Properties that are Proved Reserves.

“Proved Reserves” means “Proved Reserves” as defined in the Definitions for Oil and Gas Reserves (in this paragraph, the “Definitions”) promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.  “Proved Developed Producing Reserves” means Proved Reserves which are categorized as both “Developed” and “Producing” in the Definitions, “Proved Developed Nonproducing Reserves” means Proved Reserves which are categorized as both “Developed” and “Nonproducing” in the Definitions, and “Proved Undeveloped Reserves” means Proved Reserves which are categorized as “Undeveloped” in the Definitions.

“Purchase Money Indebtedness” means Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred at the time of, or within thirty (30) days after, the acquisition, construction or improvement by Borrower of any capital or fixed assets for the purpose of financing all or any part of the acquisition, construction or improvement cost thereof.

“Real Property” means any estates or interests in real property owned, leased or operated by Parent or its Subsidiaries and the improvements thereto.

“Real Property Collateral” means the Real Property identified on Schedule R-1 and any Real Property hereafter acquired by Parent or its Subsidiaries.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Redetermination Date” means, with respect to any Scheduled Redetermination or any Interim Redetermination, the date that the redetermined Borrowing Base related thereto becomes effective pursuant to Section 2.1(e)(iii)(A).

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as: (a) the terms and conditions of such refinancings, renewals, or extensions do not, in Agent’s reasonable judgment, materially impair the prospects of repayment of the Obligations by Borrower or materially impair Loan Party’s creditworthiness, (b) such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, (c) such refinancings, renewals, or extensions do not result in an increase in the interest rate with respect to the Indebtedness so refinanced, renewed, or extended, (d) such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are materially more burdensome or restrictive to any Loan Party, (e) if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness, and (f) the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

“Regiment” means Regiment Capital Special Situations Fund III, L.P. together with its permitted successors and assigns.

“Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Materials in, into, onto, from or through the environment or any Real Property.

“Replacement Lender” has the meaning specified therefor in Section 14.2(a).

“Report” has the meaning specified therefor in Section 15.16(a).

“Required Availability” means Availability of not less than Twenty Million Dollars ($20,000,000).

“Required Lenders” means, at any date of determination thereof, collectively, (i) Regiment, for so long as it holds at least twenty-five percent (25%) of the Term Loan, (ii) WFF, for so long as it holds at least twenty-five percent (25%) of the Revolver Commitment and (iii) such other Lenders whose aggregate Pro Rata Shares (calculated under clause (d) of the definition of Pro Rata Shares) together with those of Regiment and/or WFF (to the extent that each such entity is deemed a Required Lender) exceed fifty percent (50%).

“Reserve Percentage” means, on any day, for any Lender, the maximum percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor Governmental Authority) for determining the reserve requirements (including any basic, supplemental, marginal, or emergency reserves) that are in effect on such date with respect to eurocurrency funding (currently referred to as “eurocurrency liabilities”) of that Lender, but so long as such Lender is not required or directed under applicable regulations to maintain such reserves, the Reserve Percentage shall be zero.

“Reserve Report” means a report, in form and substance reasonably satisfactory to Agent, setting forth, as of each January 1st or July 1st (or such other date in the event of an Interim Redetermination) (a) the volumetric quantity and the PV-10 of the oil and gas reserves estimated to be attributable to the Oil and Gas Properties of Parent and its Subsidiaries, together with a projection of the rate of production and future net income, taxes, operating expenses and capital expenditures with respect thereto as of such date, and (b) such other information customarily contained in such reports as Agent may reasonably request.

“Response Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, investigate, evaluate, correct or in any way address any violation of or non-compliance with Environmental Law, any Environmental Liability, any Release or any Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, or (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities.

“Responsible Officer” means, as to any Person, the Chief Executive Officer, the President, any Financial Officer or any Vice President of such Person.  Unless otherwise specified, all references to a Responsible Officer herein shall mean a Responsible Officer of Borrower.

“Revolver Commitment” means, with respect to each Lender, its Revolver Commitment, and, with respect to all Lenders, their Revolver Commitments, in each case as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 or in the Assignment and Acceptance pursuant to which such Lender became a Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1.

“Revolver Usage” means, as of any date of determination, the sum of (a) the amount of outstanding Advances, plus (b) the amount of the Letter of Credit Usage.

“Risk Participation Liability” means, as to each Letter of Credit, all reimbursement obligations of Borrower to the Issuing Lender with respect to an L/C Undertaking, consisting of (a) the amount available to be drawn or which may become available to be drawn, (b) all amounts that have been paid by the Issuing Lender to the Underlying Issuer to the extent not reimbursed by Borrower, whether by the making of an Advance or otherwise, and (c) all accrued and unpaid interest, fees, and expenses payable with respect thereto.

“Scheduled Redetermination” has the meaning specified therefor in Section 2.1(d).

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Securities Account” means a securities account (as that term is defined in the Code).

“Security Agreement” means a security agreement, in form and substance satisfactory to Agent, executed and delivered by Borrower and Guarantors to Agent.

“Security Documents” means the Cash Management Agreements, the Control Agreements,  the Security Agreement, Canadian Pledge Agreement, Copyright Security Agreement, Patent Security Agreement and Trademark Security Agreement.

“Settlement” has the meaning specified therefor in Section 2.3(e)(i).

“Settlement Date” has the meaning specified therefor in Section 2.3(e)(i).

“Solvent” means, with respect to any Person on a particular date, that, at fair valuations, the sum of such Person’s assets is greater than all of such Person’s debts.

“S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“Stock” means all shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in a Person, whether voting or nonvoting, including common stock, preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

“Subordination and Intercreditor Agreement” means that certain Subordination and Intercreditor Agreement by and among JP Morgan Chase Bank, N.A. and the other signatories thereto.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the shares of Stock having ordinary voting power to elect a majority of the board of directors (or appoint other comparable managers) of such corporation, partnership, limited liability company, or other entity.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Borrower or any of its Subsidiaries shall be a Swap Agreement.

“Swing Lender” means WFF or any other Lender that, at the request of Borrower and with the consent of Agent agrees, in such Lender’s sole discretion, to become the Swing Lender under Section 2.3(b).

“Swing Loan” has the meaning specified therefor in Section 2.3(b).

“Tax Refund” means foreign, United States, state or local tax refunds.

“Taxes” means shall mean, any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding any tax imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein measured by or based on the net income or net profits of any Lender) and all interest, penalties or similar liabilities with respect thereto.

“Term Loan” has the meaning specified therefor in Section 2.2.

“Term Loan Amount” means Thirty Million Dollars ($30,000,000).

“Term Loan Commitment” means, with respect to each Lender, its Term Loan Commitment, and, with respect to all Lenders, their Term Loan Commitments, in each case as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 or in the Assignment and Acceptance pursuant to which such Lender became a Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1.

“Total Commitment” means, with respect to each Lender, its Total Commitment, and, with respect to all Lenders, their Total Commitments, in each case as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 attached hereto or on the signature page of the Assignment and Acceptance pursuant to which such Lender became a Lender hereunder, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1.

“Total Debt” means, at any date, all Indebtedness, except for Letters of Credit, of the Parent and its Subsidiaries on a consolidated basis, excluding (i) non-cash obligations under FAS 133 or 143, (ii) all obligations owing under Swap Agreements, (iii) accounts payable and other accrued liabilities (for the deferred purchase price of property or services) from time to time incurred in the ordinary course of business which are not greater than sixty (60) days past the date of invoice or delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP, (iv) all obligations related to the Convertible Subordinated Notes.

“Total Reserve Value” means, with respect to any Proved Reserves expected to be produced from any Oil and Gas Properties, the net present value, discounted at ten percent (10%) per annum, of the future net revenues expected to accrue to the Parent’s and its Subsidiaries’ during the remaining expected economic lives of such reserves, as estimated in the most recently delivered Reserve Report with respect to such Oil and Gas Properties.  Each calculation of such expected future net revenues shall be made in accordance with the then existing standards of the Society of Petroleum Engineers; provided, that in any event (a) appropriate deductions shall be made for estimated severance and ad valorem taxes, and for estimated operating, gathering, transportation, marketing, capital and capital expenditure costs required for the production and sale of such reserves, (b) appropriate adjustments shall be made for hedging operations, provided that Swap Agreements with non-investment grade counterparties shall not be taken into account to the extent that such Swap Agreements improve the position of or otherwise benefit the Borrower or any of its Subsidiaries, (c) the pricing assumptions used in determining Total Reserve Value for any particular reserves shall be based upon the following price decks: (i) for natural gas, the lesser of (A) 85% of Platts’ Inside FERC Gas Market Report – index futures price for the nearest market index point and (B) $6.00/Mcf, and (ii) for crude oil, the lesser of (A) 85% of West Texas Intermediate crude oil from the New York Mercantile Exchange for Cushing, Oklahoma futures price, and (B) $65.00/Bbl and (d) the cash-flows derived from the pricing assumptions set forth in clauses (b) and (c) above shall be further adjusted to account for heat content, gas shrinkage, transportation costs, gathering and compression charges, Btu adjustments, basis differentials and other historical adjustments, in each case, in a manner acceptable to Agent and estimated on the basis of the information available to Borrower; provided that for purposes of this calculation, Proved Developed Reserves shall constitute not less than 60% of the Total Reserve Value.

“Trademark Security Agreement” has the meaning specified therefor in the Security Agreement.

“Triggering Event” means, as of any date of determination, the occurrence of an Event of Default.

“TTM EBITDA” means, as of any date of determination, EBITDA of Parent determined on a consolidated basis in accordance with GAAP, for the twelve (12)-month period most recently ended.

“Underlying Issuer” means a third Person which is the beneficiary of an L/C Undertaking and which has issued a letter of credit at the request of the Issuing Lender for the benefit of Borrower.

“Underlying Letter of Credit” means a letter of credit that has been issued by an Underlying Issuer.

“Unfunded Pension Liability” shall mean, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan, and (b) for a period of five (5) years following a transaction which might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Loan Party or any ERISA Affiliate as a result of such transaction.

“United States” means the United States of America.

“Voidable Transfer” has the meaning specified therefor in Section 17.8.

“Wells Fargo” means Wells Fargo Bank, National Association, a national banking association.

“WFF” means Wells Fargo Foothill, LLC, a Delaware limited liability company.

Schedule 5.2

Collateral Reporting

    Provide Agent (with copies for each Lender) with each of the documents set forth below at the following times in form satisfactory to Agent:

Quarterly (as soon as possible and in any event not later than forty-five (45) days after end of each quarter)
(a)  lease operating statements as historically reported by Parent on a consolidated basis, showing (i) the gross proceeds from the sale of Hydrocarbon products produced from any of the Oil and Gas Properties of Parent and its Subsidiaries, (ii) the quantity of Hydrocarbon products sold, (iii) the aggregate severance, ad valorem, conservation, gross production, or other production related taxes deducted from or paid out of the proceeds, and (iv) the lease operating expenses;

On or before March 3 and September 3 of each fiscal year of Borrower, pursuant to Sections 5.20 and 5.21
(b)  (i) a Reserve Report, prepared by (A) in the case of the Reserve Report due March 1, Netherland, Sewell & Associates, Inc. or another qualified independent third party Petroleum Engineer reasonably acceptable to Agent, and (B) in the case of the Reserve Report due September 1, the chief engineer or chief operating officer of Borrower and its Subsidiaries, in each case in accordance with the procedures used in the Initial Reserve Report, and together with each such Reserve Report, a certificate of a Responsible Officer certifying as to the matters required under Section 5.20(c) and attaching such exhibits as are required by Section 5.20(c) and (ii) such title information in respect of the Oil and Gas Properties of Borrower and its Subsidiaries as is required by Section 5.21 in respect of at least eighty percent (80%) of the Total Reserve Value of the Proved Oil and Gas Properties evaluated by the Reserve Report described in clause (i);

Promptly upon request by Agent
(c)  notification of prepayment of Hydrocarbons by any customer of Borrower or any of its Subsidiaries, together with a reasonably detailed summary of the terms of such transaction, including, without limitation, the amount of such prepayment, the quantity of Hydrocarbons to be delivered, the delivery schedule of such Hydrocarbons and such other information as may be reasonably requested by Agent;

(d)  proof of payment of applicable Taxes, including Real Property, ad valorem and production Taxes; and

(e)  such other reports as to the Collateral of Borrower or any of its Subsidiaries, as Agent may reasonably request.

Schedule 5.3

Financial Statements; Reports; Certificates

Deliver to Agent, with copies to each Lender, each of the financial statements, reports, or other items set forth set forth below at the following times in form satisfactory to Agent:

Monthly (as soon as possible and in any event within ten (10) days following receipt by Borrower of reports from swap counterparties)
(a)  a report setting forth as of the last Business Day of such month, a summary of its hedging positions under all Swap Agreements (including commodity price swap agreements, forward agreements or contracts of sale which provide for prepayment for deferred shipment or delivery of Hydrocarbons of Parent or any of its Subsidiaries), including the type, term, effective date, termination date and notional principal amounts or volumes, the hedged price(s), interest rate(s) or exchange rate(s), as applicable, the net market to marked value thereof and any credit support agreements relating thereto (including any margin required or supplied), and the counterparty to each such agreement;

as soon as available, but in any event within thirty (30) days (for each month that is not the end of one of Borrower’s fiscal quarters) after the end of each month during each of Borrower’s fiscal years

(b)   report setting forth, on a consolidated basis, for the trailing twelve (12) months, the volume of production and sales attributable to production (and the prices at which such sales were made and the revenues derived from such sales) for each such calendar month from the Oil and Gas Properties, and setting forth the (i) aggregate related ad valorem, severance and production taxes, lease operating expenses, (ii) Capital Expenditures, (iii) Total Debt and (iv) estimated EBITDA attributable thereto and incurred for each such month presented; and

(c)  a summary aging, by vendor, of all accounts payable of Parent and its Subsidiaries and any book overdraft, including lease operating expenses and royalty payments, together with such other documentation as my reasonably be requested by Agent, to demonstrate that such royalty payments are being paid on a timely basis;

as soon as available, but in any event within forty-five (45) days after the end of each of the first three fiscal quarters during each of Borrower’s fiscal years
(d)  an unaudited consolidated balance sheet, income statement, and statement of cash flow covering the operations of Parent and its Subsidiaries during such quarterly period, and that portion of the fiscal year ending as of the close of such quarter and providing (i) a comparison to the corresponding period in the prior fiscal year, and (ii) a management report describing the performance of Parent and its Subsidiaries for such fiscal quarter and such period of the fiscal year then ended and explaining any variances between such results and the results for the comparable quarter and fiscal period in the prior year and the Projections delivered to Agent hereunder; provided, that so long as Borrower shall be a reporting company under the Securities Exchange Act of 1934, as amended, the requirement to provide the information required under clauses (i) and (ii) above shall be satisfied to the extent Borrower complies with the requirements pursuant to clause (i) below; and

(e)  a Compliance Certificate;

as soon as available, but in any event within ninety (90) days after the end of each of Borrower’s fiscal years
(f)  consolidated financial statements of Parent and its Subsidiaries for each such fiscal year, audited by Hein & Associates LLP or another independent certified public accountants reasonably acceptable to Agent and certified, without any (A) “going concern” or like qualification or exception, or (B) qualification or exception as to the scope of such audit, by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, and statement of cash flow and, if prepared, such accountants’ letter to management); and

(g)  a Compliance Certificate;

within fifteen (15) days prior to the start of each of Borrower’s fiscal years,
(h)  copies of Parent and its Subsidiaries’ Projections, in form and with underlying assumptions satisfactory to Agent, in its Permitted Discretion, for the forthcoming three (3) years, year by year, and for the forthcoming fiscal year, month by month, certified by the chief financial officer of Borrower as being such officer’s good faith estimate of the financial performance of Parent and its Subsidiaries on a consolidated basis during the period covered thereby, subject to the same qualifications as those contained in the second sentence of Section 4.15 of the Credit Agreement with respect to the Projections delivered on the Closing Date;

if and when filed by Parent (or the Borrower, as applicable), notice of any of the following,
(i)  Form 10-Q quarterly reports, Form 10-K annual reports, and Form 8-K current reports;

(j)  any other material public filings made by Parent or the Borrower, as applicable, with the SEC or any corresponding Canadian or provincial Governmental Authority to the extent not duplicative of SEC filings;

(k)  any other information that is provided by Parent to its shareholders generally;

promptly, but in any event within five (5) days after any Loan Party has knowledge of (i) any event or condition that constitutes a Default or an Event of Default, and (ii) any termination or cancellation of any Material Contract that could reasonably be expected to result in a Material Adverse Change, in each case, that does not otherwise constitute a Default or an Event of Default,

(l) notice of such event or condition and a statement of the curative action that such Loan Party proposes to take with respect thereto;

promptly after the commencement thereof, but in any event within five (5) days after the service of process with respect thereto on any Loan Party,
(m)  notice of all actions, suits, or proceedings brought by or against Parent or any of its Subsidiaries before any Governmental Authority in which the party bringing such action, suit or proceeding seeks damages in excess of Two Hundred Fifty Thousand Dollars ($250,000) or seeks injunctive relief or alleges any violation of any Environmental Law or seeks remedies in connection with any Environmental Liabilities;

promptly upon the request of Agent,
(l)  copies of all management letters, exception reports or similar reports or letters received by Parent and its Subsidiaries from its independent certified public accountants in connection with the preparation or filing of Form 10-Q quarterly reports and Form 10-K annual reports or similar reports in connection with the Parent being a Canadian public company;

(m)  copies of any material notice or other correspondence sent to, or received from, any Governmental Authority related to the Oil and Gas Properties of Parent or any of its Subsidiaries, including, without limitation, notice of any new plugging and abandonment or other performance or other assurance bond requirements related to such Oil and Gas Properties;

(n)  copies of any material notices or notices of default that Parent or any of its Subsidiaries receives from or sends to any person in connection with any Material Contract;

Contemporaneously with the delivery of each Compliance Certificate pursuant to the Credit Agreement,	(o) any amendments or modifications, waivers or other changes to any Material Contract;
upon the request of Agent or any Lender,	(p) any other information reasonably requested relating to the financial condition of Parent or any of its Subsidiaries.